# ANNUAL REPORT 2008 | 2009

HORNBACH-BAUMARKT-AG GROUP





We're there to help you!

# A PASSION FOR SERVICE.

HORNBACH

Es gibt immer was zu tun.

## Structure of Consolidated Balance Sheet
(€ million)


Assets
Equity and Liabilities
1,351
1,425
1,425
1,351
Cash and cash equivalents
167/236
Inventories, trade receivables and other assets
588/592
Non-current assets
596/597
Current liabilities
360/346
Non-current liabilities
474/489
Shareholders' equity
591/516
2.29.2008
2.28.2009
2.28.2009
2.29.2008
(Rounded up/down to nearest € million)

## Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)
(€ million)


Financial year
04 | 05
05 | 06
06 | 07
07 | 08
08 | 09
0
20
40
60
80
100
120
140
160
180
200

## Earnings Before Taxes
(€ million)


Financial year
04 | 05
05 | 06
06 | 07
07 | 08
08 | 09
0
10
20
30
40
50
60
70
80
90
100
110
120
130

# CONTENTS

# Key Group, Financial and Operating Data

| Amounts shown in € million, unless otherwise stated | Change in 2008/2009 financial year on previous year | IFRS | | | | | | | | HGB | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | 2008/2009 | 2007/2008 | 2006/2007 | 2005/2006 | 2004/2005 | 2003/2004 | 2002/2003 | 2001/2002 | 2000/2001 | 1999/2000 |
| **Sales and earnings figures** [1] | | | | | | | | | | | |
| Net sales | 5.2% | 2,599 | 2,469 | 2,392 | 2,234 | 2,094 | 1,923 | 1,628 | 1,439 | 1,314 | 1,190 |
| of which in other European countries | 10.6% | 1,065 | 962 | 862 | 788 | 688 | 611 | 424 | 317 | 266 | 213 |
| Sales growth as % of net sales | | 5.2 | 3.2 | 7.1 | 6.7 | 8.9 | 18.2 | 13.1 | 9.5 | 10.5 | 13.7 |
| EBITDA [3] | 36.4% | 193 | 142 | 160 | 137 | 152 | 127 | 103 | 118 | 114 | 106 |
| as % of net sales | | 7.4 | 5.7 | 6.7 | 6.1 | 7.3 | 6.6 | 6.4 | 8.2 | 8.7 | 8.9 |
| EBIT [2] | 72.7% | 137 | 79 | 96 | 70 | 91 | 65 | 46 | 65 | 64 | 55 |
| as % of net sales | | 5.3 | 3.2 | 4.0 | 3.1 | 4.3 | 3.4 | 2.8 | 4.5 | 4.8 | 4.7 |
| Earnings before taxes and extraordinary result | 118.7% | 122 | 56 | 73 | 44 | 68 | 44 | 25 | 46 | 42 | 36 |
| as % of net sales | | 4.7 | 2.3 | 3.0 | 1.9 | 3.2 | 2.3 | 1.6 | 3.2 | 3.2 | 3.0 |
| Net income for the year | 103.6% | 95 | 47 | 61 | 25 | 43 | 28 | 14 | 30 | 23 | 15 |
| as % of net sales | | 3.7 | 1.9 | 2.5 | 1.1 | 2.1 | 1.5 | 0.9 | 2.1 | 1.8 | 1.3 |
| Gross margin as % of net sales | | 36.6 | 36.3 | 36.0 | 35.7 | 36.4 | 35.7 | 35.3 | 36.4 | 36.2 | 36.4 |
| Store expenses as % of net sales [4] | | 29.1 | 29.4 | 29.0 | 29.5 | 28.8 | 28.6 | 28.9 | 29.1 | 28.5 | 28.9 |
| Costs of central administration as % of net sales [4] | | 4.1 | 4.1 | 3.9 | 4.1 | 3.9 | 3.7 | 4.0 | 4.1 | 3.8 | 3.7 |
| Pre-opening expenses as % of net sales [4] | | 0.3 | 0.3 | 0.2 | 0.5 | 0.5 | 0.6 | 1.1 | 0.6 | 0.7 | 1.0 |
| **Cash flow figures** | | | | | | | | | | | |
| Cash flow from operating activities | 84.0% | 124 | 67 | 197 | 16 | 124 | 46 | 36 | 62 | 62 | 29 |
| Investments | -22.2% | 82 | 105 | 88 | 144 | 92 | 71 | 129 | 113 | 78 | 115 |
| Proceeds from divestments | | 66 | 43 | 40 | 96 | 23 | 39 | 2 | 82 | 2 | 2 |
| Earnings potential [5] | 79.5% | 132 | 74 | 202 | 27 | 134 | 57 | 55 | 71 | 71 | 41 |
| Earnings potential as % of net sales | | 5.1 | 3.0 | 8.4 | 1.2 | 6.4 | 3.0 | 3.4 | 4.9 | 5.4 | 3.5 |
| Dividend payments | 0.4% | 13.7 | 13.6 | 13.5 | 13.2 | 13.1 | 13.1 | 13.1 | 13.1 | 13.0 | 13.0 |
| **Balance sheet and financial figures** | | | | | | | | | | | |
| Total assets | 5.5% | 1,425 | 1,351 | 1,331 | 1,286 | 1,274 | 1,162 | 1,093 | 1,020 | 840 | 789 |
| Non-current assets | -0.8% | 565 | 569 | 616 | 612 | 635 | 638 | 664 | 589 | 465 | 480 |
| Inventories | 3.6% | 496 | 479 | 446 | 496 | 426 | 425 | 363 | 323 | 278 | 262 |
| Cash and cash equivalents | 41.3% | 236 | 167 | 193 | 72 | 143 | 49 | 23 | 50 | 30 | 30 |
| Shareholders' equity | 14.7% | 591 | 516 | 471 | 415 | 399 | 363 | 350 | 350 | 261 | 250 |
| Shareholders' equity as % of total assets | | 41.5 | 38.2 | 35.4 | 32.3 | 31.3 | 31.3 | 32.0 | 34.3 | 31.0 | 31.7 |
| Return on shareholders' equity based on net income – % | | 17.1 | 9.4 | 13.7 | 6.1 | 11.4 | 7.9 | 4.1 | 8.6 | 8.3 | 6.9 |
| Net working capital | 1.2% | 349 | 345 | 306 | 407 | 317 | 306 | 240 | 232 | 221 | 176 |
| Additions to non-current assets | -20.0% | 84 | 105 | 87 | 140 | 88 | 73 | 140 | 110 | 77 | 115 |
| Inventory turnover rate per year | | 3.4 | 3.4 | 3.3 | 3.1 | 3.1 | 3.1 | 3.1 | 3.0 | 3.2 | 3.2 |
| **Retail store data** | | | | | | | | | | | |
| Number of stores | | 129 | 125 | 120 | 124 | 117 | 110 | 102 | 91 | 82 | 78 |
| of which: in Germany | | 92 | 91 | 89 | 92 | 88 | 83 | 78 | 75 | 70 | 67 |
| in other countries | | 37 | 34 | 31 | 32 | 29 | 27 | 24 | 16 | 12 | 11 |
| Like-for-like sales growth in % | | 1.4 | -0.2 | 4.0 | 0.5 | 1.5 | 5.2 | 1.5 | 1.4 | 2.5 | 3.2 |
| Sales area in $m^2$ (based on BHB) | 4.5% | 1,446,794 | 1,384,901 | 1,307,572 | 1,319,484 | 1,198,209 | 1,115,900 | 1,014,685 | 887,427 | 791,429 | 733,267 |
| Weighted average net sales per $m^2$ in € | 1.6% | 1,839 | 1,810 | 1,833 | 1,753 | 1,796 | 1,804 | 1,699 | 1,705 | 1,729 | 1,745 |
| Average store size in $m^2$ | 1.2% | 11,215 | 11,079 | 10,896 | 10,641 | 10,241 | 10,145 | 9,948 | 9,752 | 9,652 | 9,401 |
| Weighted average sales per store | | 20.6 | 20.1 | 19.9 | 18.7 | 18.4 | 18.3 | 16.9 | 16.6 | 16.7 | 16.4 |
| **Other information** | | | | | | | | | | | |
| Employees – annual average – converted into full-time equivalents | 4.5% | 11,005 | 10,528 | 10,091 | 10,046 | 9,407 | 8,499 | 7,464 | 6,733 | 6,122 | 5,494 |
| Sales per employee in € 000s | 0.7% | 236 | 235 | 237 | 222 | 223 | 226 | 218 | 213 | 215 | 217 |
| Number of shares | | 15,740,060 | 15,685,020 | 15,506,120 | 15,200,320 | 15,097,830 | 15,011,500 | 15,011,500 | 15,011,500 | 15,011,500 | 15,011,500 |
| Earnings per share in € [6] | 102.7% | 6.04 | 2.98 | 3.95 | 1.64 | 2.88 | 1.86 | 0.96 | 1.99 | 1.42 | 1.15 |

1) Starting in the 2003/2004 financial year: other taxes (e.g. property tax) have been included under operating expenses
2) Earnings before interest and taxes; starting in the 2007/2008 financial year: including other taxes
3) Earnings before interest, taxes, depreciation and amortization; starting in the 2007/2008 financial year: including other taxes
4) Starting in the 2003/2004 financial year: excluding interest
5) Cash flow from operating activities, plus pre-opening expenses
6) Prior to the 2001/2002 financial year: earnings based on DVFA/SG

# ANNUAL REPORT 2008|2009



František Fodor, Section Manager in Bratislava (SK). Customers and employees really appreciate his organizational strengths and his weakness for anything to do with building work.



Rob Kniesmeyer, Professional Customer Advisor in Zaandam (NL). He likes customers with ideas – off-the-wall projects are his favorites.



Christian Loleit, Assistant Store Manager in Frankfurt (D). HORNBACH has relied on his technical and business acumen for 9 years now.

**A passion for service – that's our motto! But what does that mean? These HORNBACH employees will tell you. Mundane routine. No way! Two women and four men. Six different employees. Five exciting reports.**



Heiko Riehl, Professional Customer Advisor in Frankfurt (D). A man whose job has become his vocation – a HORNBACH professional customer advisor through and through.



Lucie Fortelná and Lenka Meiserová, Specialist Sales Personnel in Prague (CZ). A strong team – with these two on hand no HORNBACH customer ever feels helpless at the store.

"Service is the be all and end all! It differentiates us from other retailers. That's why we have to live our service idea and our closeness to customers. That's my motto."

Christian Loleit, Assistant Store Manager in Frankfurt/Niedereschbach, Germany
Project: garden house for elementary school



A brief daily team meeting and then a new successful day can begin.



Always on hand for the customer, even when it happens to rain! Ms. Kipp is a teacher on the lookout for a garden house for her school garden from our outdoor display.



Great – the customer is satisfied and has opted for garden house from the display. We make an appointment for the next step.

# COMPANY PROFILE




Schulgarten

A few hours later, the hut built by parents and the HORNBACH team is almost complete – soon the children can play in it.



Loading the garden house for the school garden requires concentration. Together, we manage to fit the hut in.


Herr Horvath,
Assistentmanager
Herr Loleit,
Assistentmanager
(Gartenmarkt)
Herr Weber,

We're there to help our customers – always approachable and customers always know who they're dealing with.



Always ready with a helping hand.

# COMPANY PROFILE

**Sales Performance of the HORNBACH-Baumarkt-AG Group**
(net, € million)


Financial year
99 | 00
00 | 01
01 | 02
02 | 03
03 | 04
04 | 05
05 | 06
06 | 07
07 | 08
08 | 09
0
200
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1,000
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1,800
2,000
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The HORNBACH Group is characterized by its ability to respond to the challenges of trading in DIY, home improvement and garden products, and to set new standards in the process.

Since 1877, five generations of the Hornbach family have been active in almost all areas of the construction sector – in the building trade, as manufacturers of prefabricated components and since 1900 as builders' merchants.

As one of the pioneers in Germany and Europe, HORNBACH opened its first DIY store in 1968 and combined it with a garden center – at its time unique in Europe. This combination has since developed to become a European standard in the DIY sector today.

In the second half of the 1980s, HORNBACH added a new dimension to the market with its concept of large DIY and home improvement megastores with garden centers. Today, an impressively presented range of around 50,000 top quality DIY and gardening articles is available to DIY customers in spacious stores and at permanently low prices. Well-trained, service-oriented employees make project customers and DIY enthusiasts, especially those on the lookout for solutions for extensive renovation and construction projects, the focus of their activities.

The consistent implementation of the company's concept, coupled with the high expectations it places in the quality of its locations, its stores, its product range and employees, have facilitated the dynamic growth shown by the company in recent years and form the basis for further expansion. With an average sales area of more than 11,000 m² per store, HORNBACH has underlined its unique position in the

DIY megastore with garden center segment and also has the highest level of sales area productivity of any of the leading DIY companies in Germany. In the 2008/2009 financial year, the HORNBACH-Baumarkt-AG Group generated net sales of € 2,599 million. At the reporting date on February 28, 2009, HORNBACH-Baumarkt-AG operated 129 DIY megastores with garden centers across Europe (92 of which in Germany) with total sales areas of around 1.45 million square meters.

Following the company's successful entry into the Austrian market in August 1996, it has consistently pressed ahead with its expansion into neighboring European countries. Stores were subsequently opened in the Netherlands, Luxembourg and the Czech Republic. The company's international growth continued with its expansion to Switzerland, Sweden and Slovakia. The entry into the Romanian market followed in the summer of 2007. As of February 28, 2009, the company was operating a total of 37 DIY megastores with garden centers in eight countries outside Germany. The international share of consolidated sales reached 41 % in the 2008/2009 financial year and is set to rise consistently in future. The Group will nevertheless also continue to pursue opportunities for expansion in Germany.

HORNBACH-Baumarkt-AG is a publicly listed stock corporation. The ordinary shares in the company (ISIN DE0006084403) are listed on the German Stock Exchange and have been admitted to the subsection of the official market involving additional admissions obligations (the "Prime Standard"). Of approximately 15.7 million ordinary shares in the company, 77.2 % are held by HORNBACH HOLDING AG, while 17.5 % are owned by independent shareholders. The British retail group Kingfisher plc. owned around 5.3 % of the shares at the reporting date. HORNBACH is also present in the debt market with a corporate bond issued in November 2004 with a ten-year term and an interest coupon of 6.125 % (ISIN: XS0205954778).

**HORNBACH's DIY Market Share in Germany**
(market share in %)


Financial year
04 | 05
05 | 06
06 | 07
07 | 08
08 | 09
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1
2
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10

# "Advising customers and teamwork! Working together as a team and advising our customers is great fun – for us and for our customers!"

Lenka Meiserová and Lucie Fortelná, Specialist Sales Personnel in Prague/Repy, Czech Republic
Project: flat renovation



Lenka's customer is very particular about the new color scheme for his living room. He would like a light, warm tinge to make it even cozier.



My customer wants to give his kitchen an easy, inexpensive facelift. Laminating the surfaces with film is a good way to give old furniture a new look.



Together, it's no problem measuring the right length for the 13-foot wide PVC floor.



Terezie Holcmanová, a regular customer, is renovating her condo and still needs some paint. She's passionate about her project and always infectiously cheerful.

# TO OUR SHAREHOLDERS



Visibly satisfied, Terezie goes home and starts coating her walls with the new paint right way.

While I mix the color scheme Terezie has chosen for her daughter's bedroom ...

... Lenka advises our customer on accent paints.

# TO OUR SHAREHOLDERS

**Dear Shareholders,**

In the past financial year, HORNBACH reinforced and further extended its position as one of Europe's leading DIY players. We acquired additional market share and increased our like-for-like sales. That gives us reason to be proud. To understand the reasons for our success, however, you should visit one of the 130 stores we currently operate. Whichever store you wander through, whether it be the DIY megastore with a garden center in Hamburg, our newest in Germany, or our stores in Prague, Luxembourg or any other of our locations, you will find that they all have their individual charm. However, at all of our stores you will also see the aspects they have in common, a factor crucial to HORNBACH's concept of project-driven DIY megastores. Here you will gain firsthand experience of the fascination exercised by our sector, regardless of whether you happen to enter the store out of sheer curiosity, as a passionate DIY enthusiast or a specialist trademan. A product range of unrivalled breadth and depth, brand quality, advisory competence and services offering added value to customers, the stocking of large quantities and, not least, permanently low prices – these are just some of the catchwords which convince talented amateurs and seasoned professionals alike of the merits of our concept.

HORNBACH is the DIY store for projects. Its store size, product range, prices and service are focused entirely on the needs of hobby and master builders planning major construction measures – we call them projects – such as attic conversions, bathroom renovation or adding a new terrace. Our stores offer all the materials and tools needed for a total of more than 1,000 projects, all in professional quality. Alongside more traditional topics, such as parquet flooring and wall decoration, we also offer the latest solutions in areas such as energy saving in residential buildings and environmental protection.

For customers to be able to budget such projects reliably, often over longer periods, they need stable prices. In view of this, HORNBACH does not offer discounts or loss-leading prices on individual products. Instead, our customers can rely on the fact that they will find permanently low prices across the entire product range. What's more, we also assist them in implementing their projects by offering various services – the tradesman service, equipment rental, paint mixing machine for all kinds of paints and lacquers and the wooden board cutting service, to name just the most important. These are offerings that our customers appreciate and that have made HORNBACH a unique partner for home improvement fans.

Our DIY megastores with garden centers have average sales areas of more than 11,000 m². The stores newly opened in recent years, most of which equipped with drive-in builders' merchant facilities, are about as large as two football fields – space we put to intelligent, meaningful use on behalf of our customers. After all, size alone is no guarantee of competitive advantages or of satisfied customers. The way in which the space is used is what counts. And it is on this that we focus every day anew – persistently, consistently and without compromise. Retail is detail. That also involves setting out in new directions which are less conventional and less than convenient at times in order to put the best concepts for our merchandise presentation, advice or logistics into practice – and thus to optimally satisfy our customers.

It pleases me not only that we have the earnings power necessary for all of this, not least as these investments often come at a price which many competitors cannot afford (any longer). It also pleases me that HORNBACH employees are in a position to identify and master innovations. It is the human factor that plays the critical role here. Our people are our actual capital – and we treat them as such, as a glance at our "Non-Financial Performance Indicators" will show (from Page 57 of the report onwards).

Size, product selection, and service – none of these factors is sufficient to account for our long track record of success without also mentioning our employees. People with a passion for home improvement, with outstanding training and long-standing experience. Highly motivated and committed, friendly and helpful people. Men and women who in many cases have themselves worked as decorators and lacquerers, joiners, masons and foremen. People who have practical experience of





every project and every task, who can give advice and lend a hand. Employees who take time and are patient – even on a Saturday afternoon or at peak times. HORNBACH has been as successful as it has over many years because its employees in Germany and neighboring European countries, now numbering 12,700 in total, do such a great job, champion their company day in day out, and all that with a degree of personal commitment which I would like to take this opportunity of thanking them for.

Thanks to the components of our success outlined above, HORNBACH can look back on a successful financial year, one in which we returned to normality following the dip in earnings a year earlier and of which we can rightly be proud, especially in the light of the financial and economic crisis. So here are the key facts for 2008/2009:

- The HORNBACH-Baumarkt-AG Group boosted its sales by 5.2% to almost € 2.6 billion in the 2008/2009 financial year (February 28). Around 41% of sales are now accounted for by our locations outside Germany.
- We improved our like-for-like sales by 1.4%. We are especially proud of the like-for-like sales growth of 1.2% we achieved in Germany. HORNBACH thus yet again outperformed the DIY and home improvement sector, which reported a 2.0% downturn in comparable store sales in the 2008 calendar year.
- We maintained our course of expansion with four new DIY megastores and garden centers in Sweden, Romania, Switzerland and Hamburg.
- As expected, earnings showed disproportionate growth compared with sales, following on from a weaker performance in the previous year. Operating earnings (EBIT) reached € 136.5 million (2007/2008: € 79.1 million). We owe this on the one hand to increased operating earnings power. On the other hand, these pleasing results also benefited from substantial disposal gains in the real estate segment.
- The Group's equity ratio now amounts to an impressive 41.5%, thus underlining our firm financial foundation.

Of course, even though the figures for 2008/2009 look good, they provide no reason to exaggerate. Fluctuations in our sales and earnings performance are part of our business. We cannot influence one-off factors, such as the hike in the sales tax rate in Germany in 2007, macroeconomic developments or extreme weather conditions. Windfall profits in the real estate segment may look good in the income statement, but provide precious little insight into whether our operations are on the right track. What counts is this – we must work consistently on enhancing our own inherent strengths, enabling us to make consistent progress on our course of long-term profitable growth. The operating business made a valuable contribution in this respect in 2008/2009. In a difficult macroeconomic climate, HORNBACH successful defied the overall trend.

HORNBACH will be acting circumspectly in the current 2009/2010 financial year. We will monitor economic developments very closely and adjust our operating activities to the opportunities and risks as appropriate. Our top priority is to manage our investments flexibly and to safeguard the liquidity and earnings power of the HORNBACH-Baumarkt-AG Group. The good news is that we intend to achieve further profitable growth even in these difficult economic times.

On behalf of the entire Board of Management, I would like to thank our customers, shareholders and business partners for their support and the trust they place in us. After all, trust is possibly the most precious commodity when it comes to overcoming economic crises on the current scale.

Steffen Hornbach
Chairman of the Board of Management
HORNBACH-Baumarkt-AG

## “You have to get the planning right! A successful day needs good organization, technical expertise and satisfied customers.”

Frantisek Fodor, Section Manager in Bratislava/Ružinov, Slovakia
Project: interior fittings



Marta Takacsová and Stefan Svitko are on the lookout for doors, wallpaper and paint to fit out a new house.



And when I'm not quite sure what the right trick is, I dash to my colleague in the next department – she's an expert in paints and lacquers.



The new attic staircase has arrived for the HORNBACH display. Together, it doesn't take long to install.

# THE HORNBACH-BAUMARKT SHARE



A successful working day draws to a close – now I can't wait to see my family.

Back at the store, I find out that the new door leaves have arrived. I take a quick look at the stock on hand and the new goods.

My customer still has some questions about the interior fittings. It can all be sorted out quickly on location – and the keys also fit!

# THE HORNBACH-BAUMARKT SHARE

**Share price performance: March 1, 2008 to February 28, 2009**


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HORNBACH-Baumarkt-AG (Xetra)
SDAX
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Index (100 = base March 1, 2008)

**Banking crisis draws capital markets into maelstrom**

For many investors around the world, 2008 was a disastrous year. With record losses and extreme price breaks, it was a year which will find its place in the financial history books – and there is every indication that a good few inglorious chapters remain to be written in this unparalleled ongoing drama.

The financial crisis, which began on the US real estate market in mid-2007 and reached one of its sorry climaxes with the Lehman insolvency in September 2008, placed a heavy burden on international stock markets. The enormous loss of confidence, coupled with illiquidity on the markets and growing fears of recession, triggered panic among numerous investors. Stoxx50, the select European index, plummeted by more than 44 % in the course of the year. The German lead index, the Dax, did not fare much better, reporting the worst trading week in its history with a loss of 22 % in October 2008 alone. Over the twelve-month period, it lost 40 % in value, thus bringing the five-year bull market abruptly to a close.

Stock markets found themselves confronted with an unprecedented volume of execution sales on the part of financial investors forced to react to the immense outflow of resources from their funds. At times, observers might be forgiven for thinking that stocks had been placed on sell lists literally at random. This sell-off across the board since the fall of last year also affected the share of HORNBACH-Baumarkt-AG, regardless of the Group's pleasing business performance, high level of equity resources and substantial free liquidity.





**A stable start**

In the first trading weeks of the financial year, HORNBACH-Baumarkt's share (ISIN DE0006084403) developed in line with the overall market, remaining within a range of between € 35 and € 40. The DIY sector showed signs of a weak sales performance in spring 2008 due to significantly cooler and damper weather conditions compared with the previous year. Over and above this, the high rate of inflation eroded purchasing power among consumers in Germany and other European countries. Against this backdrop, many investors were more reluctant to make new investments. The communication of our results for the 2007/2008 financial year and above all the positive outlook for the financial year helped our share to consolidate its position at a level of around € 40. On June 26, 2008, the HORNBACH Group published its figures for the first quarter (March 1 to May 31, 2008). The share closed this day in Xetra trading at its annual high of € 41.25.

Profit taking subsequently took its toll on the share price, which was scarely able to make itself heard in the following weeks against the crescendo of news reports on the banking crisis. At the end of August, the share then regained ground from its monthly low of around € 33. It was also assisted in this by the share buyback program, within which framework around 10,000 shares were collected on the market for the annual issue of employee shares. However, the recovery was only short-lived. From October 2008 onwards, the share receded ever further.

The shockwave following the insolvency of the US investment bank Lehman Brothers triggered an unprecedented domino effect in the financial sector, one which governments around the world struggled to stem with state assistance. Bank crisis, financial crisis, economic crisis – that was the worrying escalation in the period under report. HORNBACH was unable to escape the downward pull, even in spite of its solid half-year and nine-month figures. The slight recovery in the Baumarkt share at the end of December was then of hardly more than cosmetic value.

Notwithstanding economic stimulus programs worth billions and the Obama effect, the 2009 calendar year began on the capital markets on a note which was anything but promising, as quarterly and annual results from the banking sector and industry showed no signs of turning for the better. Our share ended the 2008/2009 financial year at its annual low of € 23.39 on the final trading day on February 27, 2009. This corresponds to a minus of 42% compared with its valuation twelve months earlier. One small consolidation is that HORNBACH finds itself in the best company. The 30 largest German stock corporations listed in the Dax fell by 42% over the same period, while the second-tier stocks in the MDax and SDax lost 49% in value.

The uncertainty on the stock markets impacted negatively on the liquidity of our share. In their search for safe havens, many investors withdrew from lower-capitalized second-tier stocks or turned their backs on the stock market entirely. Average Xetra trading volumes in the HORNBACH-Baumarkt share dropped from around 1,700 to around 900 shares a day. The options exercised in the context of our share option programs also lent less support than in the previous year, with a total of 55,040 new shares arising in the year under report (2007/2008: 178,900). The number of non-par ordinary shares grew from 15,685,020 to 15,740,060 at the reporting date.

| Key data about the HORNBACH-Baumarkt-AG share (IFRS) | | 2008/2009 | 2007/2008 |
|---|---|---|---|
| Nominal value of the share | € | 3.00 | 3.00 |
| Dividend | € | 0.87 | 0.87 |
| Basic earnings per share (IFRS) | € | 6.04 | 2.98 |
| Total dividend payment | € 000s | 13,694 | 13,646 |
| Shareholders' equity per share | € | 37.57 | 32.88 |
| Market capitalization* | € 000s | 368,160 | 638,851 |
| Share price (Xetra)* | € | 23.39 | 40.73 |
| 12-month high | € | 41.25 | 63.62 |
| 12-month low | € | 23.39 | 38.00 |
| Shares issued | Number | 15,740,060 | 15,685,020 |
| Price / earnings ratio* | | 3.9 | 13.7 |

* at the end of the financial year (the last day in February)

Finding a fair valuation for HORNBACH's share was presumably harder than ever in the past financial year. There is a lot to be said for the share price performance having been shaped by the all-devouring financial crisis, rather than by a widespread loss of confidence in HORNBACH: This assumption is backed up indirectly by the performance of the corporate bond of HORNBACH-Baumarkt-AG (ISIN XS0205954778; WKN: A0C4RP). HORNBACH's bond, which runs until 2014 and has an interest coupon of 6.125 %, also failed to escape the downward stampede in the horrendous month of October 2008 (annual low at 76.10 %), but nevertheless proved extremely robust over the year as whole. Our bond reached its annual high at 98.50 % at the end of December (Frankfurt Stock Exchange), posting a twelve-month performance of 9 % at a price of 95.00 % on the reporting date on February 28, 2009.

**High degree of transparency**

Our investor relations activities once again provided shareholders, analysts, the financial media and the general public with prompt information on the performance of HORNBACH-Baumarkt-AG in the past financial year. All quarterly reports, annual reports, press releases and additional financial information were published on the internet communications platform of the HORNBACH Group (www.hornbach-group.com), where we have pooled all of our information and services, especially for shareholders and press representatives. This separate site for corporate communications thus complements the product-related and marketing content available at HORNBACH's internet site at www.hornbach.com.

The Annual General Meeting, the annual results press conference, analysts' conferences and meetings with investors in Germany and abroad give us the opportunity to maintain our dialog with the capital markets. Moreover, we also draw on personal contracts with the media in order to present the objectives and strategy of our company in interviews. In doing so, we outline the specific details of our concept, our market position and the further growth prospects for the Group, as well as our current performance figures.





**Refocusing on stability and reliability**

For decades now, HORNBACH has successfully focused on achieving organic growth with its DIY megastores and garden centers across Europe. Our share is particularly interesting for value investors with a long-term perspective. These investors see sustainable growth potential in our retail format, especially in view of the opportunity profile set out in greater detail in the management report.

However, increasing numbers of more traditional investors will once again be stock-picking among companies in tiers below the Dax. This is because the global economic crisis has led investors to refocus on values such as reliability, trust and stability. Viewed in this light, HORNBACH's stable business model means that it should return to the foreground among investors once again in the long term.

The share of HORNBACH-Baumarkt-AG (ISIN DE0006084403) represents a solid long-term investment with a high intrinsic value and a stable dividend. Of around 15.74 million ordinary shares in HORNBACH-Baumarkt-AG, 77.2% were held by its parent company, HORNBACH HOLDING AG, at the reporting date on February 29, 2008 (2007/2008: 77.4%), while 17.5% were owned by independent shareholders (2007/2008: 17.3%). The British retail group Kingfisher plc, with which HORNBACH entered a strategic alliance at the end of 2001, holds 5.3% of the shares. In line with the index system of the German stock exchange, HORNBACH-Baumarkt-AG is admitted for trading in the Prime Standard (a subsection of the official market involving additional admissions requirements). Among other requirements, the company's listing in the Prime Standard obliges it to meet a high level of transparency standards.

| Key Data about the HORNBACH-Baumarkt-AG share | |
|---|---|
| Type of share | Bearer shares (individual ordinary shares) |
| Stock exchanges | Frankfurt, Xetra |
| Market segment | Prime Standard |
| Security identification numbers | ISIN DE0006084403<br>WKN 608440 |
| Stock market code | HBM |
| Bloomberg | HBM GR |
| Reuters (Xetra) | HBMG.DE |

# FINANCIAL CALENDAR FOR 2009

| | |
|---|---|
| May 27, 2009 | Annual Results Press Conference 2008/2009<br>Publication of Annual Report<br>DVFA Analysts' Conference |
| July 2, 2009 | Interim Report – 1st Quarter 2009/2010 as of May 31, 2009 |
| July 9, 2009 | Annual General Meeting<br>Festhalle Landau, Landau/Pfalz |
| September 30, 2009 | Half-Year Financial Report 2009/2010 as of August 31, 2009 |
| December 22, 2009 | Interim Report – 3rd Quarter 2009/2010 as of November 30, 2009 |

**Investor Relations**
Axel Müller
Telephone (+49) 0 63 48 / 60 - 24 44
Fax (+49) 0 63 48 / 60 - 42 99
invest@hornbach.com
Internet: www.hornbach-group.com

# CORPORATE GOVERNANCE

## Corporate Governance Report of the Board of Management and the Supervisory Board

**Background**
High-quality and responsible corporate governance are accorded high priority at HORNBACH-Baumarkt-AG. The German Corporate Governance Code summarizes the principal legal requirements concerning the management and supervision of German publicly listed stock corporations and contains nationally and internationally recognized standards of good and responsible corporate management.

At their meetings on December 16, 2008 and May 19, 2009, the Board of Management and Supervisory Board of HORNBACH-Baumarkt-AG submitted their declarations concerning the recommendations of the German Corporate Governance Code pursuant to Section 161 AktG and made these available to shareholders on the company's homepage. The complete declaration as of December 16, 2008, setting out individual deviations from the Code, is as follows:

**Declaration of Conformity with the German Corporate Governance Code pursuant to Section 161 of the German Stock Corporation Act (AktG) dated December 16, 2008**
The Board of Management and the Supervisory Board of HORNBACH-Baumarkt-Aktiengesellschaft hereby declare pursuant to Section 161 AktG that the recommendations of the "German Corporate Governance Code" government commission, as outlined in the version dated June 14, 2007 and published on July 20, 2007, were in principle fulfilled from the previous Declaration of Conformity until August 8, 2008. Application was not made of recommendations in Points 4.2.3, 5.3.3, 5.4.1, and 5.4.7.

Since August 8, 2008, the recommendations in the version dated June 6, 2008 and published on August 8, 2008, have been and are in principle fulfilled. Application has not been made and is not made of recommendations included in Points 4.2.3, 5.3.3, 5.4.1, and 5.4.6. No application has been made of the recommendation newly included in Sentence 2 of Point 7.1.2 in respect of the report for the first half of the 2008/2009 financial year from March 1 to August 31, 2008.

The deviations are due to the following considerations:

**a) Point 4.2.3:**
In Point 4.2.3 Sentence 6, the Code recommends that share options and similar arrangements be based on sophisticated parameters of comparison. The share option plan established in 1999 for HORNBACH-Baumarkt-AG does not include any parameters of comparison. It lays down a hurdle to exercising such options. Any future share option plans will take account of appropriate parameters of comparison. In Point 4.2.3 Sentence 8, the Code further recommends that the Supervisory Board should agree a cap for any extraordinary unforeseen developments. Such a cap is not included in the share option plan dating from 1999 at HORNBACH-Baumarkt-AG, which in any case only provides for a relatively small allocation of options to members of the Board of Management.

**b) Point 5.3.3:**
According to the recommendation in Point 5.3.3, the Supervisory Board should form a nomination committee composed exclusively of shareholder representatives which proposes suitable candidates to the Supervisory Board for its recommendations to the Annual General Meeting. The company's Supervisory Board has not formed such a committee. Based on our experience to date, the establishment of such a committee would not appear to be necessary.

**c) Point 5.4.1:**
The recommendations in Point 5.4.1 Sentence 2 of the Code include the setting of an age limit for Supervisory Board members. In the interests of securing experience and competence to the benefit of the company, this recommendation has not been and is not followed.

**d) Point 5.4.7 (previous version) and 5.4.6. (new version):**
In Point 5.4.7 Sentence 6 of the version dated June 14, 2007 and Point 5.4.6 Sentence 6 of the version dated June 6, 2008, the Code recommends that compensation of Supervisory Board members be reported in the corporate governance

report on an individual basis and broken down into its constituent components. On account of the level of compensation for the Supervisory Board, which in our opinion is unobjectionable, we do not consider the disclosure of individual compensation packages to be necessary. In Point 5.4.7 Sentence 7 (previous version) and Point 5.4.6 Sentence 7 (new version), the Code further recommends that any compensation paid or benefits granted by the company to members of the Supervisory Board for services rendered personally, especially advisory and mediation services, are to be reported separately in the corporate governance report on an individual basis. HORNBACH-Baumarkt-AG makes use of the opportunity in one case of drawing on the expertise of a member of the Supervisory Board in specific areas. Such cooperation is undertaken on the basis of symbolic compensation. We see no need to provide individual disclosures in this respect.

**e) Point 7.1.2 Sentence 2 (new version):**
Sentence 2 of Point 7.1.2 has been extended to include the recommendation that half-year and quarterly reports should be discussed by the Supervisory Board or its Audit Committee with the Board of Management prior to publication. Since August 8, 2008 this recommendation included in the version dated June 6, 2008 and announced on August 8, 2008 has been and is basically complied with prior to publication. However, the recommendation was not complied with for the report for the first half of the 2008/2009 financial year from March 1 to August 31, 2008. The period between August 8, 2008, the date of publication of the German Corporate Governance Code in its version dated June 6, 2008 and 09.30.2008, the date of publication of the half-year report, was too short to comply with the recommendation in this case.

Bornheim bei Landau, December 16, 2008

HORNBACH-Baumarkt-Aktiengesellschaft
The Supervisory Board The Board of Management

The complete declaration dated May 19, 2009, which also outlines the specific deviations from the Code, is as follows:

**Declaration of Conformity with the German Corporate Governance Code pursuant to Section 161 of the German Stock Corporation Act (AktG) dated May 19, 2009**
The German Accounting Law Reform Act (BilMoG) also alters the legal framework for the Declaration of Conformity with the German Corporate Governance Code pursuant to Section 161 AktG. As a precautionary measure, the Board of Management and Supervisory Board of HORNBACH-Baumarkt-Aktiengesellschaft therefore declare pursuant to the new version of Section 161 AktG that, since its previous Declaration of Conformity, the company has basically complied with the recommendations of the "German Corporate Governance Code" in the version dated June 6, 2008 and announced on August 8, 2008. Application has not been made and is not made of the recommendations included in Points 4.2.3 Paragraph 3, Sentences 2 and 4, Paragraphs 4 and 5, 5.3.3, 5.4.1 Sentence 2 und 5.4.6 Paragraph 3, Sentences 1 and 2.

The deviations are due to the following considerations:

**a) Point 4.2.3 Paragraph 3, Sentence 2:**
In Point 4.2.3 Paragraph 3, Sentence 2, the Code recommends that share options and similar arrangements be based on sophisticated parameters of comparison. The share option plan established in 1999 for HORNBACH-Baumarkt-AG does not include any parameters of comparison. It lays down a hurdle to exercising such options. Any future share option plans will take account of appropriate parameters of comparison.

**b) Point 4.2.3 Paragraph 3, Sentence 4:**
In Point 4.2.3 Paragraph 3, Sentence 4, the Code further recommends that the Supervisory Board should agree a cap for any extraordinary unforeseen developments. Such a cap is not included in the share option plan dating from 1999 at HORNBACH-Baumarkt-AG, as this in any case only provides for a relatively small allocation of options to members of the Board of Management.

**c) Point 4.2.3 Paragraphs 4 and 5:**
Furthermore, no application has been or is made of the recommendations made in Point 4.2.3 Paragraphs 4 and 5 of the Code ("severance pay cap"). The legal enforceability of the new recommendations in Point 4.2.3 Paragraphs 4 and 5 is disputed. It will be necessary to await further developments in this respect. Moreover, the deviation from Point 4.2.3 Paragraphs 4 and 5 is also due to competition-related factors.

**d) Point 5.3.3:**
According to the recommendation in Point 5.3.3, the Supervisory Board should form a nomination committee composed exclusively of shareholder representatives which proposes suitable candidates to the Supervisory Board for its recommendations to the Annual General Meeting. The company's Supervisory Board has not formed such a committee. Based on our experience to date, the establishment of such a committee would not appear to be necessary.

**e) Point 5.4.1 Sentence 2:**
The recommendations in Point 5.4.1 Sentence 2 of the Code include the setting of an age limit for Supervisory Board members. In the interests of securing experience and competence to the benefit of the company, this recommendation has not been and is not followed.

**f) Point 5.4.6 Paragraph 3, Sentence 1:**
In Point 5.4.6, Paragraph 3, Sentence 1, the Code recommends that the compensation of Supervisory Board members be reported in the corporate governance report on an individual basis and broken down into its constituent components. Given that the compensation of the Supervisory Board is governed by the Articles of Association, we see no necessity for the disclosure of individual compensation packages.

**g) Point 5.4.6 Paragraph 3, Sentence 2:**
In Point 5.4.6 Paragraph 3, Sentence 2, the Code further recommends that any compensation paid or benefits granted by the company to members of the Supervisory Board for services rendered personally, especially advisory and mediation services, are to be reported separately in the corporate governance report on an individual basis. HORNBACH-Baumarkt-AG makes use in one case of the opportunity of drawing on the expertise of a member of the Supervisory Board in specific areas. Such cooperation is undertaken on the basis of symbolic compensation. We see no need to provide individual disclosures in this respect.

Bornheim bei Landau, May 19, 2009

HORNBACH-Baumarkt-Aktiengesellschaft
The Supervisory Board The Board of Management

**The Supervisory Board**
The Supervisory Board of HORNBACH-Baumarkt-AG consists of twelve members and, in line with the German Codetermination Act (MitBestimmG), includes equal numbers of shareholder and employee representatives. The shareholder representatives are elected by the Annual General Meeting. The Chairman of the Supervisory Board coordinates the work of the Supervisory Board and is responsible for the external representation of matters pertaining to the Supervisory Board. In the event of a parity of votes in the Supervisory Board, the Chairman of the Supervisory Board has the decisive vote in the second round, should renewed voting also produce a parity.

The Board of Management and the Supervisory Board work closely together in the interests of the company. The Supervisory Board monitors the management of the company and accompanies the Board of Management in an advisory capacity. It appoints the members of the Board of Management, dismisses them and is responsible for the conclusion, amendment and termination of their employment contracts. Any measures proposed by the Board of Management which could have a fundamental impact on the net asset, financial or earnings situation of the company require the prior consent of the Supervisory Board. The Code of Procedure for the Supervisory Board contains a catalog of the transactions and measures requiring consent. The Supervisory Board may at any time resolve to extend or reduce the list of such transactions.

Members of the Supervisory Board are exclusively obliged to safeguard the interests of the company. They are not dependent on any assignments or instructions. They may not pursue personal interests when making decisions, neither may they exploit business opportunities available to the company for their personal benefit. Members of the Supervisory Board are obliged to disclose any conflicts of interest to the Chairman of the Supervisory Board, especially any such conflicts arising due to their fulfilling any advisory, executive or supervisory role at customers, suppliers, lenders or other business partners of the company. Conflicts of interest in relation to a member of the Supervisory Board which are substantial and not merely temporary shall result in a termination of the respective Supervisory Board mandate. No conflict of interest arose during the year under report. Advisory agreements and other service or work contracts to be concluded between a member of the Supervisory Board and the company require the prior consent of the Supervisory Board.

The Supervisory Board has the following committees:

- Mediation Committee
- Personnel Committee
- Audit Committee

The members of the respective committees are listed on Page 85 of this report.

**The Board of Management**
The Board of Management of HORNBACH-Baumarkt-AG consists of five members and has a Chairman and a Deputy Chairman. The Board has a self-imposed Code of Procedure. Its members are jointly responsible for the management of the company's business. Compliance activities to ensure that the company adheres to laws, legal requirements and its own internal guidelines represent a key management task.

The Board of Management provides timely and comprehensive information to the Supervisory Board on a regular basis. This information includes all questions of relevance to the company in respect of its corporate strategy, planning, business development, financial and earnings position, risk situation and risk management. Furthermore, it presents the group investment, financial and earnings budgets to the Supervisory Board both for the forthcoming financial year and for the medium term (five years). The Chairman of the Board of Management provides immediate report to the Chairman of the Supervisory Board of any significant events which are of material relevance for any assessment of the situation and development of the company, as well as of its management. Transactions and measures requiring the consent of the Supervisory Board are presented to the Supervisory Board in good time. Members of the Board of Management are obliged to disclose any conflicts of interest to the Supervisory Board without delay and to inform the other members of the Board of Management of such conflicts. Members of the Board of Management may only pursue secondary occupations, in particular Supervisory Board mandates outside the Group, with the consent of the Chairman of the Supervisory Board.

**The Annual General Meeting**
Shareholders of HORNBACH-Baumarkt-AG exercise their rights, including their voting rights, at the Annual General Meeting. The Annual General Meeting passes resolutions in particular on the appropriation of profits, the release of the Board of Management and the Supervisory Board from responsibility, and elects shareholder representatives to the Supervisory Board, as well as the auditor. Shareholders are informed at regular intervals of all significant dates by means of the financial calendar published in the annual report, in the quarterly reports and on the homepage of the company. The Annual General Meeting is generally chaired by the Supervisory Board Chairman. HORNBACH-Baumarkt-AG provides its shareholders with the service of a voting proxy obliged to vote in line with instructions.

**Accounting and auditing**
The financial statements of the HORNBACH-Baumarkt-AG Group are compiled in accordance with International Financial Reporting Standards (IFRS). The separate financial statements of HORNBACH-Baumarkt-AG are compiled in accordance with the German Commercial Code (HGB). In line with

legal requirements, the auditor is elected by the Annual General Meeting. The Audit Committee prepares the Supervisory Board proposal to the Annual General Meeting with regard to the auditor to be elected. The auditor is independent and is responsible for the audit of the consolidated and separate financial statements, as well as for the audit review of half-year financial reports.

HORNBACH-Baumarkt-AG has a risk management system which is continuously developed and updated to account for any changes in underlying conditions. The functionality of the risk management system is reviewed by the auditors.

**Transparency**

The company's shareholders, all capital market participants, financial analysts, investors, shareholder associations and the media are provided at regular intervals with up-to-date information on the situation of the company and any material alterations in its business situation. The internet acts as the principal means of communication for such information. All individuals active on behalf of the company and who thereby have access to insider information are informed of their obligations with regard to insider law.

The situation and results of HORNBACH-Baumarkt-AG are reported by means of

- Quarterly reports
- Half-year financial reports
- The annual report
- The annual results press conference
- Telephone conferences with international financial analysts and investors
- Events with financial analysts and investors in Germany and abroad

The dates of relevance to the company's regular financial reporting activities have been summarized in the financial calendar published on the internet communications platform of the HORNBACH Group at www.hornbach-group.com. In addition to these regular reporting activities, any information arising at HORNBACH-Baumarkt-AG which is not publicly known and which is likely to have a significant influence on the price of the company's share is published in the form of ad-hoc announcements.

**Directors' dealings and shareholdings**

The members of the Board of Management and of the Supervisory Board of HORNBACH-Baumarkt-AG, as well as individuals closely related to such members, are required by Section 15a of the German Securities Trading Act (WpHG) and by Point 6.6 of the German Corporate Governance Code to disclose any transactions involving shares in the company or financial instruments based on such shares.

During the year under report, the company was not notified of any transactions undertaken by persons in management positions or by individuals closely related to such persons pursuant to Section 15a of the German Securities Trading Act (WpHG) (Directors' Dealings).

**Compensation Report**

The compensation report presents the basic features and structure of the compensation of the Board of Management and the Supervisory Board. It forms a constituent component of the group management report and, with the exception of the disclosure of individual compensation, is based on the requirements of the German Corporate Governance Code.

**Compensation of the Board of Management**

The level and structure of the compensation of the Board of Management are based on the size of the company, its economic and financial situation and the performance of the company within its competitive environment. Moreover, the overall compensation and individual components of such compensation should stand in an appropriate relationship to the responsibilities of the respective member of the Board of Management, his or her personal performance and the performance of the Board of Management as a whole.

The compensation of the Board of Management consists of fixed and variable components. The compensation system comprises an agreed fixed annual salary, which is paid in equal monthly installments. Furthermore, the members of the Board of Management receive an annual bonus which is paid upon the consolidated financial statements being approved by the Supervisory Board. The level of the annual bonus is based on the consolidated net income.

As components of a long-term incentive nature, the members of the Board of Management were allocated share options in four tranches (2000-2003) within the framework of the 1999 share option plan. The share option program is based on the achievement of ambitious target prices for the share of HORNBACH-Baumarkt-AG. In the 2008/2009 financial year, all tranches had exceeded their respective exercise hurdles. Details of the share option plan have been provided under Note 34 of the notes to the consolidated financial statements.

The total compensation paid to the Board of Management of HORNBACH-Baumarkt-AG for the performance of its duties for the Group in the 2008/2009 financial year amounted to € 4,399k (2007/2008: € 2,798k). Of this total, € 1,099k (2007/2008: € 1,048k) constituted fixed compensation and € 3,300k (2007/2008: € 1,750k) involved performance-related components. As of the reporting date on February 28, 2009, the members of the Board of Management held a combined total of 21,755 shares in HORNBACH-Baumarkt-AG (2007/2008: 21,875).

Given the size and market position of the company, we believe that the total compensation of the Board of Management is appropriate. At the 2006 Annual General Meeting, shareholders voted with a three-quarters majority to forego the disclosure of the compensation of members of the Board of Management on an individual basis up to and including the 2010/2011 financial year (opting-out clause).

The employment contracts of members of the Board of Management do not include any pension commitments or any severance pay clauses.

**Compensation of the Supervisory Board**

The compensation of the Supervisory Board is governed by Section 15 of the Articles of Association of HORNBACH-Baumarkt-AG. In line with the Articles of Association, the compensation of the members of the Supervisory Board consists of a fixed component and a variable component based on the dividend. In addition to the reimbursement of his or her expenses, each member of the Supervisory Board receives annual fixed compensation of € 6,000 payable upon the conclusion of the Annual General Meeting and a performance-related component depending on the resolution adopted by the Annual General Meeting in respect of the appropriation of profits and thus on the dividend distribution.

The Chairman receives three times and the Deputy Chairman twice the fixed and performance-related compensation. Members of the Supervisory Board who also sit on the Audit Committee receive an additional sum of € 3,000. Members of the Supervisory Board who sit on another committee or on several other committees of the Supervisory Board receive an additional sum of € 1,500 per committee. Members of the Supervisory Board acting as the chairman of a Supervisory Board committee receive three times the respective committee remuneration. Members of the Supervisory Board who are only members of the Supervisory Board for part of the financial year receive proportionately lower compensation.

The compensation of the Supervisory Board for the 2008/2009 financial year amounted to € 205k (2007/2008: € 188k). Of this total, € 92k (2007/2008: € 84k) constituted basic compensation, € 75k (2007/2008: € 69k) involved performance-related compensation, and € 38k (2007/2008: € 35k) related to committee activities. The members of the Supervisory Board held a total of 19,330 (2007/2008: 19,390) shares in HORNBACH-Baumarkt-AG at the reporting date.

### Disclosures concerning the 1999 share option plan
The annual general meeting of HORNBACH-Baumarkt-AG held on August 26, 1999 established a share option plan with the following principal features:

### Subscription beneficiaries
A maximum of 1,500,000 subscription rights may be issued during the four-year term of the share option plan. Within this total, the following maximum allocations apply to the following groups:

| | Number |
|---|---|
| Group 1: Members of the Board of Management of HORNBACH-Baumarkt-AG | 128,000 |
| Group 2: Members of management tiers below the Board of Management | 1,100,000 |
| Group 3: Managing directors of domestic and foreign subsidiaries | 52,000 |
| Group 4: Members of management tiers below the managing directors at domestic and foreign subsidiaries | 220,000 |
| | **1,500,000** |

### Tranches and acquisition periods
Four annual tranches are issued during the respective term. These are issued within two months of the announcement of the company's earnings for the third quarter of the financial year. The issue date for the tranches is thus the date of the corresponding resolution on the issue by the Board of Management and Supervisory Board.

### Qualifying period and exercise period
The qualifying period amounts to two years following the issue of each tranche. After two years, a maximum of 20% and an additional maximum of 20% each year thereafter up to the end of the sixth year may be exercised. The exercise period ends seven years after the issue of the final tranche. These options may be exercised for the last time following the announcement of the earnings for third quarter of 2009/2010.

### Subscription price
The subscription price is based on the average closing price of the share in floor trading on the Frankfurt Stock Exchange during the ten trading days prior to the issue date of the subscription right.

### Exercise hurdle and exercise window
For the subscription rights to be exercised, the exercise hurdle has to be achieved within a period of six weeks prior to the exercise date. The exercise hurdle is achieved when the share price of HORNBACH-Baumarkt-AG exceeds the subscription price, which ranges from € 22.25 to € 29.86 depending on the tranche in question, by at least 30% in floor trading.

Furthermore, subscription rights may only be exercised within one month following publication of the quarterly results or the preliminary sales and earnings figures for the previous financial year ("Exercise Window"), whereby restrictions based on legal regulations have to be observed, particularly those set out in the German Securities Trading Act (WpHG).

### Non-transferability and employment relationship
The subscription rights are not transferable and may not be exercised by third parties, but may be inherited by the wife, husband or children of the subscription beneficiary. A non-terminated contract of employment is basically required in the exercise period in order to be able to exercise subscription rights. Permission may be granted to exercise subscription rights in the year after the termination or rescission of the employment relationship.

As in the previous year, no more subscription rights were issued during the 2008/2009 financial year on account of the acquisition period having expired.

The total number of subscription rights issued, including those converted during the 2008/2009 financial year and the subscriptions of employees who have left the company or which have changed hands, was as follows:

| 2008/2009 (Number) | 2.29.2008 | Exercised | Lapsed | 2.28.2009 |
|---|---|---|---|---|
| To members of Group 1: | 28,800 | 1,800 | 900 | 26,100 |
| To members of Group 2: | 288,410 | 42,790 | 4,880 | 240,740 |
| To members of Group 3: | 7,200 | 1,600 | 0 | 5,600 |
| To members of Group 4: | 43,770 | 8,850 | 4,240 | 30,680 |
| | **368,180** | **55,040** | **10,020** | **303,120** |

| 2007/2008 (Number) | 2.28.2007 | Exercised | Lapsed | 2.29.2008 |
|---|---|---|---|---|
| To members of Group 1: | 39,600 | 10,800 | 0 | 28,800 |
| To members of Group 2: | 434,950 | 134,260 | 12,280 | 288,410 |
| To members of Group 3: | 15,200 | 8,000 | 0 | 7,200 |
| To members of Group 4: | 70,250 | 25,840 | 640 | 43,770 |
| | **560,000** | **178,900** | **12,920** | **368,180** |

The share options were converted at a weighted average price of € 24.25 during the year under report (2007/2008: € 25.51).

The fourth tranche of the 1999 share option plan has been valued and accounted for in accordance with IFRS 2 "Share-based Payment". The arithmetical value per share option for the fourth tranche of options issued during the 2002/2003 financial year amounts to € 3.89 per share option. This calculation is based on computing models for determining option prices for freely tradable European options (OTC options). The option price calculation includes an appropriate discount for the exercise hurdle and the exercise window. The exercise price of the share options amounts to € 22.25. Expenses of € 154k were accounted for in connection with the measurement of the share option plan in the 2008/2009 financial year (2007/2008: € 295k) and correspondingly recognized in equity. The volumes within this tranche developed as follows in the 2008/2009 financial year:

| 2008/2009 (Number) | 2.29.2008 | Exercised | Lapsed | 2.28.2009 |
|---|---|---|---|---|
| To members of Group 1: | 11,700 | 900 | 900 | 9,900 |
| To members of Group 2: | 134,905 | 20,910 | 1,520 | 112,475 |
| To members of Group 3: | 5,200 | 1,200 | 0 | 4,000 |
| | **151,805** | **23,010** | **2,420** | **126,375** |

| 2007/2008 (Number) | 2.28.2007 | Exercised | Lapsed | 2.29.2008 |
|---|---|---|---|---|
| To members of Group 1: | 16,200 | 4,500 | 0 | 11,700 |
| To members of Group 2: | 177,115 | 36,770 | 5,440 | 134,905 |
| To members of Group 3: | 6,800 | 1,600 | 0 | 5,200 |
| | **200,115** | **42,870** | **5,440** | **151,805** |

**2003 phantom stock plan**

On the basis of a resolution dated July 7, 2003, the Board of Management of HORNBACH-Baumarkt-AG adopted a phantom stock plan to avoid any disadvantaging of members of management tiers below the managing directors at domestic and foreign subsidiaries (Group 4 of the 1999 share option plan). The introduction of the 2003 phantom stock plan is intended to provide such employees with the opportunity of also participating in the final tranche of the 1999 share option plan in a comparable manner in terms of the economic outcome.

The value of the option rights is directly dependent on the performance of the share of HORNBACH-Baumarkt-AG, but is exclusively based on payment of a cash amount. The direct acquisition of shares, as provided for in the 1999 share option plan, is not possible (cash-settled share-based payment).

**Subscription beneficiaries and issue date**

A total of 108,400 option rights were issued in a single tranche on July 7, 2003 for members of management tiers below the managing directors at domestic and foreign subsidiaries.

**Qualifying period and exercise period**

The option rights may be exercised for the first time following the conclusion of a qualifying period beginning on the issue date and expiring on February 3, 2005. Following the conclusion of the qualifying period, a maximum of 20% and an additional maximum of 20% each year thereafter up to the end of the sixth year may be exercised. The exercise period ends on February 3, 2010.

**Subscription price**

The subscription price is based on the average closing price of the share in floor trading on the Frankfurt Stock Exchange during the ten trading days prior to the issue date of the subscription right and amounts to € 22.25.

**Exercise hurdle and exercise window**

For the subscription rights to be exercised, the exercise hurdle has to be achieved within a period of six weeks prior to the exercise date. The exercise hurdle is achieved when the share price of HORNBACH-Baumarkt-AG exceeds the subscription price by at least 30% in floor trading.

Furthermore, subscription rights may only be exercised within one month following publication of the quarterly results or the preliminary sales and earnings figures for the previous financial year ("Exercise Window"), whereby restrictions based on legal regulations have to be observed, particularly those set out in the German Securities Trading Act (WpHG).

**Non-transferability and employment relationship**
The subscription rights are not transferable and may not be exercised by third parties, but may be inherited by the wife, husband or children of the subscription beneficiary. A non-terminated contract of employment is basically required in the exercise period in order to be able to exercise subscription rights. Permission may be granted to exercise subscription rights in the year after the termination or rescission of the employment relationship.

As in the previous year, no more subscription rights were issued during the 2008/2009 financial year on account of the acquisition period having expired. The options showed the following developments:

| | 2008/2009 Number | 2007/2008 Number |
|---|---|---|
| Total at beginning of financial year | 48,535 | 63,576 |
| Options lapsed | 3,360 | 1,680 |
| Options exercised | 8,120 | 13,361 |
| **Total at reporting date** | **37,055** | **48,535** |

At the reporting date on February 28, 2009, the option was valued at an amount of € 1.30 (2007/2008: € 18.55). This calculation is based on computing models for determining option prices for freely tradable European options (OTC options). The option price calculation includes an appropriate discount for the exercise hurdle and the exercise window.

Income of € 689k was recognized in connection with the measurement of the share option plan in the 2008/2009 financial year (2007/2008: expenses of € 157k).

The average share price of HORNBACH-Baumarkt-AG amounted to € 32.95 in the 2008/2009 financial year (2007/2008: € 49.78).





There's always something to be done – that's our motto. We want to get things done, make a difference, do a good job. We're happy when our customers are too. Our customers are satisfied when we give them good advice, help them, give them tips and visit their building site to gain our own impression. We're a team – the HORNBACH team.



## “The experts turn to the experts! Even professionals have questions now and then. These must be answered quickly and competently. No problem – I'm an expert myself!”

Andreas Riel, Professional Customer Advisor in Frankfurt/Niedereschbach, Germany
Project: renovating the roof of a multistory building



*Mirko Schilde, a professional customer, tells me what he needs for his customer's building site.*

*Quickly noting it all down. Then we help load what the customer can take himself.*

*Everything's packed, now we can set off for the building site.*

# GROUP MANAGEMENT REPORT



The huge styrofoam puzzle has arrived. The styrofoam components have been specially customized by HORNBACH for the roof of the building – they have to fit!

The final details are discussed on location up on the roof.

The drain – the incline predetermined by the styrofoam components has to lead here.

# GROUP MANAGEMENT REPORT

## Macroeconomic Framework

**Global economy thrown off course by financial crisis**
For the global economy, 2008 turned into a nightmare. The economic outlook had deteriorated sharply since the summer due to the intensification in the financial crisis. More than anything, it was the insolvency of Lehman Brothers in September 2008 that brought the situation to a head. Media reports included talk of a meltdown in the financial system. Spiraling prices on stock markets, the freefall in prices of risky assets, and the temporary drying up of money markets meant that banks came under ever greater pressure. This led numerous countries to introduce massive state rescue packages for individual institutions and assistance worth billions for the financial sector as a whole.

Given the fundamental crisis of confidence in international financial markets and the negative development in asset prices, the downturn in the real economy gained further momentum in the fourth quarter of 2008, with no sign of the recession bottoming out since then. The sudden increase in risk aversion has led to a marked deterioration in financing terms for companies, and that in spite of energetic interest rate cuts by central banks. The downturn in global demand has hit economies heavily dependent on exports, such as Japan and Germany, especially hard, as well as a number of emerging markets. The effects of this have been felt particularly keenly in major sectors of the economy, such as the automobile and engineering industries. However, other sectors have also witnessed drastic reductions in capacity utilization rates since autumn 2008, and have reacted by massively scaling back new investment.

The corrections in the prices of commodities and oil due to economic developments, which have seen crude oil prices collapse by more than 70% at times since peaking in July 2008, have been insufficient to compensate for the negative effects in terms of foreign trade. Having said this, the reduction in energy prices in particular at least led to a marked reduction in consumer price inflation at the end of 2008. This boosted purchasing power, thus lending a certain degree of stability to private consumer spending. At base, however, this was unable to cushion the downturn in the global economy to any significant extent.

**Europe in recession**
The strong start to the year meant that total economic output in the euro area still managed to grow by 0.8% in the 2008 calendar year (2007: 2.6%). In the second half of the year, however, the global recession cast an ever greater shadow over Europe. According to Eurostat, the statistics authority of the European Communities, real-term gross domestic product (GDP) adjusted for seasonal factors fell by 1.5% in the fourth quarter compared with the previous quarter. That marked the third reduction in succession, and was also the most severe downturn since the introduction of the European Currency Union at the beginning of 1999. Economic output fell 1.3% short of the previous year's figure.

The decline in economic output was chiefly due to the drastic cutback in industrial production in response to the collapse in new orders. In December 2008, these were 22% down on the previous year's figure in the euro area. In terms of distribution, the economic downturn in the fourth quarter of 2008 was reflected most clearly in exports, which fell by 7.3% on the previous quarter, and thus notably more rapidly than imports (minus 5.5%). Capital investment decreased by 2.7%. Growing uncertainty concerning future economic developments and the labor market outlook also weighed on private consumer spending in the final quarter of 2008. This decreased by 0.9% compared with the third quarter. Within the euro area, Germany reported the sharpest drop in real-term GDP in the fourth quarter of 2008, followed by Portugal and Italy. Only Cyprus and Greece still managed to report growth. According to the European Commission, the downward economic course, which has also affected the economies of EU member states in Eastern Europe, is set to continue at least until mid-2009.





## Economic and Sector Developments in Germany

**Switching into reverse**

Due to the disruptions caused by the financial crisis, German economic growth virtually halved to 1.3% in 2008 (2007: 2.5%). However, this positive figure conceals the increasingly negative course of events as the year progressed. Following a first quarter which was still robust, Germany switched into reverse gear, sliding into a severe recession in autumn 2008. As disclosed by the Federal Statistics Office, following adjustment for seasonal and calendar factors real-term GDP in the fourth quarter of 2008 (October to December) was 2.1% lower than in the third quarter. This represented the sharpest quarterly decline in economic output since German reunification. Compared with the final quarter of 2007, price-adjusted GDP fell by 1.6%.

This quarterly downturn was primarily attributable to the export sector, which shrank by 7.3% and thus at almost twice the rate of imports. The export sector alone thus accounted for 2.0 percentage points of the decline in overall economic output. The lack of momentum from foreign trade, coupled with the drastic deterioration in financing terms and the ever more severe under-utilization of production capacities led German companies to significantly scale back their investments in equipment. They invested 4.9% less in machinery, appliances and vehicles than in the third quarter. Prior to this, investments in equipment had risen for eight consecutive quarters, albeit only at low rates of growth in the second and third quarters of 2008.

Construction investments, which were 1.3% lower in the fourth quarter than in the same period a year earlier, came off more lightly. Given companies' cautious approach to investment in view of economic developments, no positive momentum was recently to be expected from commercial construction. The promotion of public sector infrastructure projects included in the Federal Government's first economic stimulus package in November 2008 had no opportunity to take effect before the end of the year due to the customary time lags required for planning and project preparation. The extent to which investments in housing construction will benefit in 2009 from the state measures promoting modernization and maintenance measures remains to be seen. The economic stimulus package will also only impact on official building permit statistics, which decreased by 4.2% in 2008, following a certain delay.

Notwithstanding the negative asset-price effect of the financial crisis, private consumer spending proved to be relatively robust in the fourth quarter of 2008, as did government consumption. Price-adjusted consumer spending almost matched the previous year's figure (minus 0.1%). For the year as a whole, private household consumer spending remained virtually unchanged. In nominal terms, consumer spending grew year-on-year by 2.1%. That consumer spending was unable to provide any greater growth impetus was largely the fault of the high rate of inflation in 2008. Together with higher collective pay increases agreed in 2008, the rise in employment totals in Germany through to November led private households' disposable income to grow by 2.5%. However, this increase was devoured by the 2.6% rise in consumer prices. What's more, the insecurity created by the financial and economic crisis led Germans to push up the savings rate from 10.8% to 11.4%.

**Marked slowdown in inflation**

The underlying framework for consumer spending has been characterized by opposing factors since autumn of last year. On the one hand, inflation has slowed significantly due to the sharp reduction in energy and food prices. The consumer prices index, which at an annual average of 2.6% showed its highest increase for 14 years in 2008, was due to the high rates of inflation in the first half of the year. From its high of 3.3% in the summer, the index returned to around 1% by February 2009. This development has boosted purchasing power. On the other hand, consumer confidence deteriorated increasingly due to the reports on the implications of the financial crisis for the real economy. Not only that, real-term incomes can also be assumed to have suffered from the substantial reductions in prices on the financial markets. Overall, however, consumers seemed to have regained confidence at the beginning of the year. According to the monthly surveys carried out by the GfK Group, the consumer climate improved slightly in February thanks to stable prices and the government's old car scrapping incentive program. Consumers' expectations as to future developments in the economy and their personal income situation, which had previously been on the decline, began to make up some ground. The surprisingly large increase in consumers' propensity to spend in January 2009 has remained at a pleasing level – a positive omen for the retail sector.

**Retail proves crisis-resistant**

According to sector figures, German specialist construction materials retailers concluded 2008 with slight sales growth of 1.5%. This was due to business with commercial customers which, thanks mainly to demand in the field of energy-related modernization, grew by 2.5%. Business demand thus more than made up for the decline in sales in the private customer business (minus 2.3%), which continued to suffer from the ongoing downturn in owner-occupied housing construction.

The German retail sector has been valiant in the face of the economic crisis since September. According to the Federal Statistics Office, price-adjusted retail sales (excluding automobile retail and gas stations) were 0.4% lower in 2008 than in 2007. In nominal terms, the retail sector was able to boost its sales by 2.1%. Given the 0.6 percentage point rise in the savings rate, this represents a positive result, especially since the previous year's sales had still fallen in both nominal terms (minus 1.3%) and real terms (minus 2.3%) following the introduction of a higher sales tax rate as of January 1, 2007.

A glance at the individual segments within the retail sector reveals no uniform trend. Food retail sales fell by 2.9% in real terms as consumers reacted to the drastic rise in food prices in the first three quarters of 2008. Non-food retailers reported overall sales growth of 2.6% in nominal terms and 1.2% in real terms. Having said this, individual non-food segments also felt the effects of price sensitivity on the part of consumers, who were more reserved when it came to making larger-scale purchases, such as furniture and fitments.

**DIY sector maintains ground having raced to catch up**

The German DIY and garden center sector (DIY retail / DIY) maintained its ground well in a difficult economic climate in 2008. According to the Federal Association of German Home Improvement, DIY and Specialist Garden Stores (BHB), the sector was caught out by a sobering start to the year, but nevertheless managed to make up for this shortfall virtually in full in the second half of the year. Sales at large DIY stores with indoor sales areas of at least 1,000 $m^2$ per outlet amounted to € 17.55 billion at the end of the 2008 calendar year, and were thus 0.5% down on the previous year's figure (€ 17.64 billion). Including sales at DIY shops with sales areas of less than 1,000 $m^2$, the market volume of all DIY and home improvement stores in Germany based on the harmonized calculation undertaken by the BBE and BHB sector associations and the GfK Group also declined by 0.5% to € 21.6 billion in 2008 (2007: € 21.7 billion).

In terms of demand for DIY and garden articles, the consumer climate can best be measured by reference to the development in sales in the German DIY sector adjusted to exclude newly opened and closed stores. The unfavorable weather conditions compared with the spring season in 2007 severely impaired the garden business. Over and above this, DIY enthusiasts' desire to shop was cooled by high inflation rates. As is apparent from the findings of the BHB/GfK report, like-for-like sales slumped by 6.9% between January and March 2008. The turn for the better only came in May which, with growth of almost 18%, was the strongest month in terms of sales since the BHB/GFK panel was launched more than ten years ago. The downturn in sales for the six-month period thus reduced to 3.7%. In the third quarter, companies achieved like-for-like growth of just below one percent. The months of October to December 2008 did not bring any noteworthy impetus for sales. The German DIY sector concluded the 2008 calendar year with a 2.0% reduction in like-for-like sales. DIY retail thus proved resilient in spite of the sudden economic slowdown since the autumn.

As the data in the BHB/GfK report shows, products of a decorative nature had especially good turnover potential in 2008. Within the sanitary / heating product group, which with growth of 4.9% had a clear head start over other product groups, the bathroom furnishings segment reported the strongest growth. Sales in the garden furniture and decoration product group rose by 1.9%. The wallpaper / flooring / interior decoration product group improved, due in particular to increased demand for home textiles. Construction materials / construction chemicals and garden hardware were also slightly up on the previous year (0.1% in each case). All other product ranges failed to match the level of sales seen in 2007. There remains a backlog of demand for some traditional DIY products which, like tools and machines (minus 4.7%), came under pressure from competing sales formats. Not only that, DIY and home improvement stores also reported more drastic reductions in sales in the fields of leisure / handicrafts / handiwork (minus 13.4%), as well as small and self-construction furniture (minus 4.1%).

The BHB sector association sees the performance of the various product ranges as confirming the theory that people are particularly prone to withdraw into their private spheres in times of economic uncertainty, and thus to invest in embellishing their own four walls and gardens. As a result, decorative design ideas are thus coming even more sharply into the foreground, as are renovation projects such as "interior lifestyle", "feel-good bathrooms", and "garden paradise".


HORNBACH

Off to the next project!



I'm due to meet Ms. Schneider, the next customer, at the store in 6 minutes. The lights hit green – I'll be there on time.

Sales by region


Germany 59 %
(2007 / 2008: 61 %)
International 41 %
(2007 / 2008: 39 %)

## Sales Performance

### 5.2 % growth in consolidated sales

The HORNBACH-Baumarkt-AG Group successfully defied the difficult economic climate in the past financial year (March 1, 2008 to February 28, 2009) and stepped up its rate of sales growth compared with the previous year. All in all, consolidated net sales grew by 5.2 % from € 2,469 million to € 2,599 million.

Consolidated sales are attributable to the five product divisions of hardware/electrical, paint/wallpaper/flooring, construction materials/wood/prefabricated construction components, sanitary/tiles and garden products. As in the previous year, the largest share of sales was generated by product ranges in the construction materials, wood and prefabricated construction components division. Weighted average sales per store rose from € 20.1 million in the previous year to € 20.6 million. Weighted average net sales per square meter of sales area rose across the Group from € 1,810 to € 1,839. Measured in terms of total sales in Europe, HORNBACH has thus defended its leading positing among Germany's top ten DIY players.

Net sales in Germany countered the sector trend, rising by 1.8 % to € 1,534 million (2007/2008: € 1,507 million). As in previous years, HORNBACH thus grew more rapidly than the DIY sector once again in 2008. Our international stores latched seamlessly onto their successful business performance in the previous year, boosting sales by 10.6 % from € 962 million to € 1,065 million. The share of consolidated sales generated by the international stores exceeded the 40 % mark for the first time in the year under report, amounting to 41.0 % at the end of the year (2007/2008: 39.0 %).

### Like-for-like growth of 1.4 %

Like-for-like sales at the HORNBACH-Baumarkt-AG Group, i.e. excluding sales at newly opened stores, grew by 1.4 % in the 2008/2009 financial year (2007/2008: minus 0.2 %). Unlike in the previous year, which was characterized by sharply contrasting performances in Germany and abroad, the German locations also contributed to this like-for-like growth in 2008/2009. In Germany, we maintained a clear head start over the overall DIY market. In other European countries, we managed yet again to increase the already high level of sales.

**Like-for-like Sales Performance by Quarter**
(in percent)

| 2008/2009 financial year<br>2007/2008 financial year | 1st Quarter | 2nd Quarter | 3rd Quarter | 4th Quarter | Total |
|---|---|---|---|---|---|
| **Group** | **1.5** | **3.0** | **2.3** | **(1.8)** | **1.4** |
| | 4.6 | (1.1) | (4.1) | (0.8) | (0.2) |
| **Germany** | **0.6** | **2.8** | **1.9** | **(0.9)** | **1.2** |
| | 1.7 | (4.2) | (8.3) | (4.3) | (3.6) |
| **Other European countries** | **3.0** | **3.2** | **3.0** | **(3.2)** | **1.7** |
| | 10.1 | 4.5 | 3.5 | 5.6 | 6.0 |

Note: due to a retrospective correction in the calculation of like-for-like sales abroad, the percentage figures for other European countries and for the Group have increased in some cases compared with the figures stated in the interim reports in 2008/2009. The figures originally reported for other European countries were 2.9 % (Q1), 1.7 % (Q2) and 0.8 % (Q3). The figures originally reported for the Group were 2.4 % (Q2) and 1.5 % (Q3).

- **Germany**

Unlike the start to the season in the previous year, which benefited from favorable weather conditions, the comparatively cooler and damper weather in 2008 meant that the spring business failed to get going in March and April 2008. The sudden rise in demand for garden articles and plants in May 2008 then boosted sales sufficiently to more than compensate for the shortfall in the two previous months. As a result, like-for-like sales in Germany in the first quarter of 2008/2009 were 0.6 % up on the high level seen in the previous year.

Sales continued to show pleasing developments in the second and third quarters of the financial year as well, with growth rates of 2.8 % and 1.9 % respectively within a generally weak competitive climate. This was all the pleasing given that inflation reached long-term highs of more than 3 % in the summer months of 2008, thus severely encroaching on purchasing power. Having said this, the sharp rise in energy prices also had positive aspects for HORNBACH, as increasing numbers of consumers became open to the topic of energy saving in their houses and flats. In this area in particular, we are better positioned than any other DIY store in the sector in terms of a broad product range and professional advice for renovation projects such as building insulation, or replacing windows, doors and heating boilers. The above-average growth rates in energy-saving product ranges thus contributed to the Group's like-for-like sales growth.

Our retail format, with its focus on project customers, also proved its worth as the financial and economic crisis intensified. Sales in Germany maintained their growth course in the months of December 2008 and January 2009. The fact that like-for-like sales fell 0.9 % short of the previous year's figures in the fourth quarter was chiefly due to there being one shopping day fewer in February 2009, and to the significantly more severe winter weather in that month. We did not witness any crisis-driven reluctance on the part of consumers to make purchases by the end of the 2008/2009 financial year.

Notwithstanding the weaker final quarter, the Group's performance for the financial year as a whole was certainly respectable. By the end of the twelve months, we had improved our like-for-like sales in Germany by 1.2 %, compared with a decline of 3.6 % in the previous year. We thus further extended our head start over the competition com-





pared with the 2007/2008 financial year. Based on the 2008 calendar year (January to December), gross like-for-like sales in the German DIY sector dropped by 2.0%, while HORNBACH bucked the negative trend by posting like-for-like growth of 2.2%. We thus outperformed the German sector average by a monthly average of more than four percentage points in the reporting period from March 2008 to February 2009. This underlines the strength of our DIY megastore and garden center retail format. Thanks to this above-average sales performance, HORNBACH further expanded its market share in Germany in 2008. As a percentage of the total sales of all German DIY stores and garden centers (€ 21.6 billion), our market share rose from 8.3% to 8.5%. If the calculation is based only on those DIY stores and garden centers in Germany with sales areas of more than 1,000 $m^2$ (market volume: € 17.55 billion), then our share of the market in this segment rose from 10.2% to 10.4%.

- **Other European countries**
  At our stores outside Germany, we succeeded in the overall 2008/2009 financial year in surpassing the high volume of sales achieved in the past for the tenth year in succession. Like-for-like sales at these stores rose by 1.7% (2007/2008: 6.0%). The performance in the first three quarters remained relatively unimpressed by the deterioration in the consumer climate throughout Europe triggered by the sharp rise in the cost of living and fears of recession. Comparable store sales thus improved at an average rate of around 3%. Given the unfavorable seasonal influences in February 2009, like-for-like sales outside Germany also declined in the fourth quarter (minus 3.2%). For 2008/2009 as a whole, however, our international activities were able to more than compensate for this weakness thanks to the pleasing growth rates in the first nine months.

**Four new HORNBACH DIY megastores with garden centers**

We pressed ahead with our expansion by opening four new HORNBACH DIY megastores with garden centers during the 2008/2009 reporting period. In July 2008, we opened our first location in the Swedish capital, **Stockholm** (Botkyrka). The same month also witnessed the launch of operations at the second HORNBACH store in **Bucharest**, Romania. In Switzerland, sales activities commenced at our new location in **Biel** in November 2008. These three international store openings were accompanied by a premiere in Germany, with the opening of our first DIY megastore with a garden center in **Hamburg**, in the Eidelstedt district, at the end of January 2009. Including the four stores newly opened, we were operating a total of 129 retail outlets across the Group as of February 28, 2009 (February 29, 2008: 125). The sales areas of our 92 stores in Germany (2007/2008: 91) amounted to around 971,000 $m^2$. The average store size in Germany is in excess of 10,500 $m^2$. Outside Germany, we operate a total of 37 DIY megastores with garden centers (2007/2008: 34) with total sales areas of around 476,000 $m^2$ and average sales areas of just under 12,850 $m^2$. The stores are located in Austria (11), the Netherlands (8), Luxembourg (1), the Czech Republic (6), Switzerland (4), Sweden (3), Slovakia (2), and Romania (2). With total sales areas of around 1,447,000 $m^2$ at the Group (2007/2008: 1,385,000 $m^2$), the average sales area per store now amounts to around 11,200 $m^2$ (2007/2008: around 11,100 $m^2$). We have thus further extended our unique position among European DIY store operators in the megastore segment involving sales areas of more than 10,000 $m^2$.

## Earnings Performance

As expected, the earnings of the HORNBACH-Baumarkt-AG Group showed markedly disproportionate year-on-year growth compared with sales in the year under report. More than anything, this was due to increased earnings power in the DIY store segment. This in turn was primarily driven by like-for-like sales growth in Germany and abroad, coupled with a slight increase in the gross margin and improved cost efficiency at stores. Furthermore, significant non-operating earnings growth in the real estate segment also contributed to the growth in earnings at the Group, thus contrasting with the non-operating charges on earnings reported in the real estate segment in the previous year.

Consistent with our forecast, the Group's operating earnings (EBIT) for the overall 2008/2009 financial year rose far more rapidly than consolidated sales, surging by 72.7% to reach € 136.5 million (2007/2008: € 79.1 million).

**Key Earnings Figures of the HORNBACH-Baumarkt-AG Group**

| Key figure (€ million, unless otherwise stated) | 2008/2009 | 2007/2008 | Change |
|---|---|---|---|
| Net sales | 2,599 | 2,469 | 5.2% |
| of which in Germany | 1,534 | 1,507 | 1.8% |
| of which in other European countries | 1,065 | 962 | 10.6% |
| Like-for-like sales growth | 1.4% | (0.2)% | |
| EBITDA | 193.2 | 141.6 | 36.4% |
| EBIT | 136.5 | 79.1 | 72.7% |
| Earnings before taxes | 121.9 | 55.8 | 118.7% |
| Consolidated net income | 94.9 | 46.6 | 103.6% |
| | | | |
| EBITDA margin | 7.4% | 5.7% | |
| EBIT margin | 5.3% | 3.2% | |
| Gross margin | 36.6% | 36.3% | |
| Store expenses as % of net sales | 29.1% | 29.4% | |
| Pre-opening expenses as % of net sales | 0.3% | 0.3% | |
| General and administration expenses as % of net sales | 4.1% | 4.1% | |
| Tax rate | 22.2% | 16.4% | |

(Differences due to rounding up or down to nearest € million)

**Gross margin**

As in the previous year, the slight improvement in the gross margin had a beneficial impact on the earnings performance of the HORNBACH-Baumarkt-AG Group. As a percentage of net sales, the gross profit rose from 36.3% to 36.6%. This pleasing development was chiefly due to improved procurement terms, which also accounted for the decline in global commodity prices since summer 2008. Moreover, we also benefited from the successful international procurement cooperation with our strategic partner Kingfisher plc. Furthermore, changes in the product mix resulting in a higher share of sales being generated with high-margin product ranges, and success in reducing theft and breakages also contributed to the increase in the gross margin.

**Pre-opening, selling and store, general and administration expenses**

Selling and store expenses, which declined as a percentage of sales, were reported at € 757.4 million in the overall 2008/2009 financial year (2007/2008: € 726.4 million). The store expense ratio decreased from 29.4% to 29.1%. Within this item, the store personnel expense ratio remained constant, while rental expenses rose on budget. General operating expenses, which also account for extra measures to optimize our merchandise presentation, rose in line with sales. Advertising expenses fell slightly as a proportion of net sales.

Pre-opening expenses, mainly involving personnel expenses, rose from € 6.4 million to € 8.5 million in the past year. This increase, which arose in spite of there being one new opening fewer than in the previous year (four, as against five), was due to the different timings of openings within the given financial years. Three of the five new store openings in the previous year took place in the first quarter of 2007/2008. Part of the related expansion costs were thus already incurred in 2006/2007. In the 2008/2009 financial year, by contrast, the store opening program only began three months later. At 0.3%, pre-opening expenses remained virtually constant as a proportion of sales.

The Group's general and administration expenses rose from € 100.7 million to € 106.4 million. Among other factors, this increase was largely due to employee bonus payments, which are linked to the development in profits, the rollout of the merchandise system to our stores, which was continued in 2008/2009, and additional expansion-related expenses in Romania. As a proportion of net sales, however, the administration expense ratio remained constant at 4.1%.

The personnel expenses included under selling and store, general and administration, and pre-opening expenses (including miscellaneous personnel expenses) rose by 6.4% from € 399.9 million to € 425.4 million, thus increasing as a proportion of sales. At € 56.6 million, depreciation and amortization of non-current assets was 9.5% lower than the previous year's figure (€ 62.5 million). This figure includes impairment losses of € 2.2 million (2007/2008: € 3.6 million), mainly relating to the potential relinquishment of a planned DIY store location, as well as to lower than expected proceeds on the sale of land no longer required for operations. Impairment losses are recognized under other income and expenses.

**Other income and expenses**

Other income and expenses jumped from € 15.3 million to € 56.7 million in the 2008/2009 financial year. This sharp increase was principally due to a net improvement in non-operating earnings in the real estate segment by € 43.1 million. The non-operating result reached € 34.8 million. This mainly consisted of accounting profits from the disposal of three DIY store properties by way of sale and leaseback transactions, and from the sale of land not required for operations, amounting to € 37.4 million in total. These were countered by impairment losses on non-current assets (€ 2.2 million) and on non-current assets held for sale (€ 0.5 million). In the previous 2007/2008 financial year, by contrast, we reported net charges on earnings of € 8.3 million. These were mainly caused by impairment losses on real estate (€ 3.6 million), the costs of renovating one DIY store location (€ 3.0 million), disposal losses on an investment project not subject to further development, increased construction expenses for a store already opened, and other charges in connection with real estate development. The income from advertising expense grants included under other income and expenses fell from € 11.3 million to € 10.5 million in the 2008/2009 financial year.

**Substantial year-on-year earnings growth at the Group**

We achieved significant improvements in all key earnings figures in the past financial year. The earnings before interest, taxes, depreciation and amortization (EBITDA) of the HORNBACH-Baumarkt-AG Group surged by 36.4 % to € 193.2 million (2007/2008: € 141.6 million). The EBITDA margin thus rose (as a percentage of net sales) from 5.7 % to 7.4 %.

Operating earnings (EBIT) grew by 72.7 % to € 136.5 million (2007/2008: € 79.1 million). The EBIT margin improved from 3.2 % to 5.3 %. Both the DIY store segment and the real estate segment contributed to this substantial earnings growth. Operating earnings (EBIT) in the DIY store segment grew by 26.1 % to € 84.1 million (2007/2008: € 66.7 million). As a result, the operating EBIT margin increased from 2.7 % to 3.2 %. Due mainly to the non-operating earnings growth reported under other income and expenses, operating earnings (EBIT) in the real estate segment jumped from € 25.7 million to € 67.7 million (plus 163.4 %). Adjusted for non-operating one-off factors of € 34.8 million (2007/2008: minus € 8.3 million), operating EBIT grew by 16.4 % in the year under report.

Net financial expenses improved from minus € 23.3 million in the previous year to minus € 14.6 million. This was due on the one hand to significantly higher interest income (plus € 3.4 million), accompanied by lower interest expenses. On the other hand, there was also a significant improvement in net gains on currency translation (plus € 4.2 million). Starting in the 2008/2009 financial year, gains and losses from currency translation have been reported under net financial expenses for the first time. The previous year's figures have been adjusted accordingly (please also see the explanations in (6) and (7) of the notes to the financial statements).

Due to the significantly disproportionate improvement in net financial expenses, consolidated earnings before taxes rose more sharply than EBIT. EBT thus soared by 118.7 % to € 121.9 million (2007/2008: € 55.8 million), while the return on sales before taxes rose from 2.3 % to 4.7 %.

The consolidated net income of the HORNBACH-Baumarkt-AG Group for the 2008/2009 financial year more than doubled from € 46.6 million to € 94.9 million. The Group's tax rate rose from 16.4 % to 22.2 %. It should be noted in this respect that we reported one-off tax income of € 8.3 million in the 2007/2008 financial year due to the revaluation of deferred tax assets and liabilities in connection with the German corporate income tax reform. In the year under report, the disposal gains on the real estate transactions outlined above were tax-exempt in some cases, thus reducing tax expenses by around € 5.9 million. Due mainly to this factor, the effective tax rate was below the expected average tax rate of 30 %. The return on sales after taxes grew from 1.9 % to 3.7 %. Including the 55,040 new shares arising in the 2008/2009 financial year on account of the company's 1999 share option plan, the Group's basic earnings per share calculated in accordance with IFRS amounted to € 6.04 (2007/2008: € 2.98).

EBITDA 2008 / 2009 by region


31 %
(07 / 08: 39 %)
68 %
(07 / 08: 61 %)
1 %
Germany
International
Consolidation

EBIT 2008 / 2009 by region


18 %
(07 / 08: 18 %)
82 %
(07 / 08: 82 %)

### Earnings contribution by region

In the past 2008/2009 financial year we succeeded in increasing earnings contributions in absolute terms both in Germany and abroad. In terms of the geographical distribution, on the level of EBIT earnings contributions from Germany and from other European countries remained virtually unchanged on the previous year in percentage terms; on the level of EBITDA, there was a further increase in the international share. Whereas the high international share of earnings in the 2007/2008 financial year had largely been due to the highly disparate sales performances in Germany and abroad, in the year under report it was the significant growth in earnings in the real estate segment which was mainly responsible for Germany's share of earnings failing to increase in spite of the improvement in earnings in absolute figures. Moreover, the segment report also reflects the more dynamic like-for-like sales performance and higher profitability in other European countries.

EBITDA in **Germany** grew from € 54.8 million to € 60.6 million, equivalent to a 31 % share of the Group's EBITDA (2007/2008: 39 %). EBIT in Germany improved from € 13.9 million to € 24.0 million. The domestic share of operating earnings thus remained stable at 18 % (2007/2008: 18 %).

Earnings contributions from the international activities are pooled on the level of the HORNBACH International subgroup. As is apparent from the segment report, the absolute earnings contributions of the international business benefited from disposal gains in the real estate segment which were generated in their entirety outside Germany (€ 37.4 million). At € 131.8 million (2007/2008: € 86.9 million), the EBITDA of the **international business** accounted for around 68 % (2007/2008: 61 %) of the EBITDA of the HORNBACH-Baumarkt-AG Group in the period under report. The EBIT of the international business jumped from € 65.2 million to € 111.8 million. The international share thus remained at 82 % (2007/2008: 82 %).

If these figures are compared with the respective share of sales (2008/2009: 41 %), the significance of the international HORNBACH stores for the Group's earnings performance becomes apparent. At the same time, this also reflects the success of the Group's international expansion strategy. HORNBACH has succeeded in rolling out its unmistakable retail format, which relies in particular on top-quality employee training and thus also on advising customers, in a wide variety of country markets and has gradually acquired market share.

In **Austria**, our HORNBACH DIY megastores with garden centers managed to maintain sales at the previous year's level in a hotly contested competitive climate. Operating earnings improved compared with the previous year. There were no changes in the store network in the 2008/2009 financial year. We operated eleven HORNBACH DIY megastores with garden centers with total sales areas of 139,000 $m^2$ in Austria as of February 28, 2009.

Our DIY stores with garden centers in the **Netherlands** maintained their growth course in the 2008/2009 financial year. EBIT showed disproportionate growth compared with sales. Over the past ten years, HORNBACH has successfully established itself as a brand among Dutch DIY enthusiasts, being voted "best DIY store in the Netherlands" in a renowned consumer survey for the fourth year in succession in 2008. HORNBACH's store network in the Netherlands comprised an unchanged total of eight stores with sales areas of 86,500 $m^2$ at the reporting date on February 28, 2009.

Our DIY megastore with a garden center in Bertrange in **Luxembourg** yet again managed to raise its sales in the past financial year. With sales areas in excess of 12,000 $m^2$, this, the country's largest DIY store, positioned itself successfully in an intensely competitive environment.

The **Czech Republic** and **Slovakia** were among the fastest-growing countries in HORNBACH's European network in the first three quarters. In the fourth quarter, however, they were no longer able to match the high level of sales seen in previous years. This was due on the one hand to the same difficult seasonal factors which led to a negative like-for-like sales performance in most other HORNBACH regions as well in February 2009. On the other hand, consumer confidence in these countries, which have been hit particularly hard by the drastic reduction in capacity in the European automobile industry, weakened more markedly than in many other EU countries. For the year as whole, however, these two countries, which are managed as a single region in operating terms, nevertheless posted sales growth and an increased EBIT margin. This is due to the great popularity enjoyed by our DIY megastores with garden centers, which have also successfully poached market share from traditional specialist retailers in the past. No new stores were opened in the year under report. The store network in the Czech Republic consists of six locations. In Slovakia, we operated an unchanged total of two locations at the reporting date. Sales areas in the two countries amounted to more than 110,000 $m^2$ at the end of the financial year.

With the opening of a new store in Biel in November 2008, we extended our network of locations in **Switzerland** to four HORNBACH DIY megastores with garden centers with total sales areas of around 52,000 $m^2$ (2007/2008: 35,100 $m^2$), while also increasing our net sales for the overall financial year. We are the absolute favorite for Swiss DIY enthusiasts, reaching top position for overall satisfaction for the second consecutive year in the Kundenmonitor Schweiz customer survey. We intend to build further on this success.

In **Sweden**, we opened our first location in the capital city of Stockholm in the past financial year and also significantly increased net sales at the total of three Swedish HORNBACH stores. We reported pleasing sales growth on a same-store basis, while the EBIT of existing stores showed markedly disproportionate growth compared with sales. The total sales areas of our stores in Sweden amounted to around 45,700 $m^2$ on February 28, 2009.

The dynamic growth seen in **Romania** was especially pleasing. In July 2008, we opened our second HORNBACH store in Bucharest with great success. Total sales areas in Romania amounted to around 30,500 $m^2$ at the end of the financial year. Great demand from customers for our extensive product range, our permanently low prices and professional advice led to high rates of growth in sales and EBIT. Having said this, the downturn in the economic climate due to the global economic crisis and resultant deterioration in consumer confidence in Romania have weighed on the sales performance of our HORNBACH stores there since the end of the 2008/2009 financial year. It remains to be seen how quickly the Romanian economy, greatly influenced by international investment as it is, will recover from the recession. In view of the substantial ongoing need to catch up in terms of new construction and renovation, however, we continue to see promising long-term growth potential in Romania.

**Dividend proposal**

The Board of Management and Supervisory Board of HORNBACH-Baumarkt-AG will, as in the previous year, be proposing the distribution of a dividend of € 0.87 per ordinary share for approval by the Annual General Meeting on July 9, 2009. Due to the economic uncertainties resulting from the global recession, top priority is being accorded to safeguarding and ensuring the flexibility of our financial resources. We therefore deem it appropriate to uphold the long-term continuity of our dividend policy.

## HORNBACH-Baumarkt-AG* Bornheim

### 92 DIY megastores with garden centers in Germany

### HORNBACH International GmbH Bornheim
### 37 DIY megastores with garden centers in other European countries

HORNBACH Baumarkt GmbH
Wiener Neudorf,
Austria

11 megastores

HORNBACH Baumarkt
(Schweiz) AG
Oberkirch, Switzerland

4 megastores

HORNBACH Holding B.V.
Amsterdam,
Netherlands

8 megastores

HORNBACH
Byggmarknad AB
Gothenburg, Sweden

3 megastores

HORNBACH Baumarkt
CS spol s.r.o.
Prague, Czech Republic

6 megastores

HORNBACH Baumarkt
SK spol s.r.o.
Bratislava, Slovakia

2 megastores

HORNBACH Baumarkt
Luxemburg SARL
Bertrange, Luxembourg

1 megastore

HORNBACH Centrala SRL
Bucharest, Romania

2 megastores

* plus further subsidiaries as depicted in complete overview provided on page 107. Status: February 28, 2009



The customer has big plans. It goes without saying that she'll also get the best advice.



I can give her a few useful tips to think about on the way.

# Financial Situation

**Principles and objectives of financial management**

Financing measures are undertaken by the central Group Treasury department at HORNBACH-Baumarkt-AG. Such measures also include granting assistance in the form of guarantees and letters of comfort to subsidiaries. The central organization of financial management activities enables the HORNBACH Group to maintain a uniform presence on the financial markets and to provide centralized liquidity management for the overall Group.

The information required for efficient liquidity management is provided by rolling group financial planning encompassing all relevant companies, which is updated on a monthly basis and has a budgeting horizon of twelve months, as well as by short-term financial forecasting which is updated on a daily basis.

On the basis of the information available, the financing requirements of individual units within the Group are initially settled using surplus liquidity from other group companies by means of a cash pooling system. Such liquidity bears interest at market rates on the basis of internal group loan agreements.

External financing requirements are covered by taking up loans from banks and on the capital market. Furthermore, DIY store properties are sold to investors upon completion, with their subsequent utilization being secured by rental agreements (sale and leaseback). Efforts are made in this respect to meet the criteria set out in IAS 17 concerning classification as "Operating Leases".

**Financial debt**

At the reporting date on February 28, 2009, the net financial debt of the Group amounted to € 207.0 million (2007/2008: € 289.2 million) and was structured as follows:

| Type of financing | Liabilities broken down into remaining terms | | | | | | 2.28.2009 | 2.29.2008 |
|---|---|---|---|---|---|---|---|---|
| € million | < 1 year | 1-2 years | 2-3 years | 3-4 years | 4-5 years | > 5 years | Total | Total |
| Short-term bank debt[1] | 13.2 | | | | | | 13.2 | 6.4 |
| Mortgage loans | 17.6 | 14.8 | 13.9 | 13.9 | 13.9 | 25.6 | 99.7 | 122.0 |
| Other loans[2] | 0.6 | | 79.9 | | | | 80.6 | 81.9 |
| Bonds[3] | | | | | | 243.8 | 243.8 | 242.8 |
| Negative fair values of derivative financial intruments | 3.8 | | | | | | 3.8 | 1.1 |
| Finance leases | 0.2 | 0.2 | 0.2 | 0.2 | 0.2 | 1.0 | 2.0 | 2.2 |
| **Total financial debt** | **35.4** | **14.9** | **94.0** | **14.1** | **14.1** | **270.4** | **443.1** | **456.4** |
| Cash and cash equivalents | | | | | | | 236.1 | 167.1 |
| **Net financial debt** | | | | | | | **207.0** | **289.2** |

(Differences due to rounding up or down to nearest € million)

[1] financing facilities with a nominal term of under one year (overdraft and short-term interim financing facilities) and interest provisions
[2] loans not secured by mortgages with nominal terms of more than one year
[3] the costs of € 10.7 million relating to the corporate bond of € 250 million have been proportionately spread over a term of 10 years

**Permanent improvement in capital base**

The inflow of funds from the bond of € 250 million issued in November 2004 with a term of ten years and an interest coupon of 6.125% was used to repay the short-term financing facilities of the Group and to provide additional liquidity for the further growth of the company.

The short-term financial debt (up to 1 year) amounting to € 35.4 million consists of short-term financing facilities (€ 7.0 million), interest liabilities (€ 6.2 million), liabilities relating to derivative financial instruments (€ 3.8 million) and the portion of long-term financing facilities maturing in the short term (€ 18.4 million).

The financing of the Group has been positively affected by structural changes in the committed credit lines. In the 2006/2007 financial year, various bilateral credit lines were pooled into a syndicated credit line of € 200.0 million, which has a term of five years and can be extended on two occasions, in each case by a further year. Following the unanimous approval already provided for the first extension option in the 2007/2008 financial year, the second extension possibility was also exercised by all banks involved in the 2008/2009 financial year. The current final maturity date for the credit line is June 26, 2013. The covenants requiring compliance, such as EBITDA to interest expenses, are basically equivalent to the obligations governing the bond issued in 2004 and have been complied with at all times.

At the reporting date on February 28, 2009, the HORNBACH-Baumarkt-AG Group had free credit lines, including the syndicated credit line referred to above, of € 306.2 million at customary market conditions (2007/2008: € 317.5 million). In order to provide the maximum possible degree of flexibility, all major group companies have credit lines denominated in their local currencies, in most cases from local banks.

Cash and cash equivalents amounted to € 236.1 million at the reporting date (2007/2008: € 167.1 million). As in the past, liquidity is managed in the form of fixed deposits with maximum investment horizons of three months. Furthermore, following the collapse of Lehmann Brothers, the Group set maximum deposit totals per bank to enhance security by spreading liquidity holdings more widely.

The interest cover, net debt/EBITDA, equity ratio and company liquidity (cash and cash equivalents, plus unutilized committed credit lines) are monitored on a monthly basis as part of the company's internal risk management. Further key figures are calculated on a quarterly basis. Countermeasures are initiated at an early stage in the event of the values falling short of specific target levels.

No security in the form of assets has been provided to secure the credit lines or the bond.

**Key Financial Figures of the HORNBACH-Baumarkt-AG Group**

| Key figure | Definition | | 2.28.2009 | 2.29.2008 |
|---|---|---|---|---|
| Net financial debt | Short-term financial debt + long-term financial debt – cash and cash equivalents | € million | 207.0 | 289.2 |
| Interest cover | Adjusted(*) EBITDA / Gross interest expenses | | 5.9 | 5.1 |
| Net debt / EBITDA | Net financial debt / Adjusted(*) EBITDA | | 1.3 | 2.0 |

* EBITDA excluding changes in non-current provisions and profits / losses incurred on the disposal of non-current assets as reported in the cash flow statement

Land charges amounting to € 182.8 million had been provided as security for mortgage loans as of February 28, 2009 (2007/2008: € 188.4 million). The value of the financing facilities secured by land charges amounted to € 99.7 million at the reporting date (2007/2008: € 122.0 million).

Since the issue of the bond, external financing facilities at the HORNBACH-Baumarkt-AG Group have exclusively taken the form of unsecured loans and the sale of real estate (sale and leaseback).

In accordance with the company's internal risk principles, derivative financial instruments are held solely for hedging purposes. The nominal values and valuation of existing derivative financial instruments have been depicted in the disclosures on the consolidated balance sheet in the notes to the financial statements.

**Investments totaling € 84.0 million**
The HORNBACH-Baumarkt-AG Group invested a total of € 84.0 million in the 2008/2009 financial year (2007/2008: € 105.0 million), primarily in land, buildings, and plant and office equipment for existing DIY megastores with garden centers and for new stores under construction. The funds of € 81.7 million for the cash-effective investments (2007/2008: € 105.0 million) were financed in their entirety from the cash flow from operating activities, which amounted to € 123.6 million.

The decline in investment is due to the fact that four DIY megastores with garden centers were opened in the 2008/2009 financial year, as against five in the previous year.

Around 57 % of total investments were channeled into new real estate, including properties under construction. Around 43 % of total investments mainly involved the replacement and extension of plant and office equipment, as well as intangible assets (primarily IT software).

The most important investment projects related to the DIY megastores with garden centers opened during the 2008/2009 financial year in Biel (Switzerland) and Hamburg, the expansion of the store in Wuppertal, and the acquisition of land for the Group's further expansion.

**Cash Flow Statement**

| Cash flow statement (abridged)<br>€ million | 2008/2009 | 2007/2008 |
|---|---|---|
| Cash flow from operating activities | 123.6 | 67.2 |
| of which: funds from operations[1)] | 116.6 | 102.2 |
| of which change in working capital[2)] | 7.0 | (35.0) |
| Cash flow from investing activities | (15.9) | (61.9) |
| Cash flow from financing activities | (38.0) | (31.5) |
| **Cash-effective change in cash and cash equivalents** | **69.7** | **(26.2)** |

(Differences due to rounding up or down to nearest € million)

[1)] consolidated earnings after taxes, plus depreciation and amortization of non-current assets, plus changes in provisions, minus profits on disposals of non-current assets, plus/minus other non-cash income/expenses
[2)] difference between "Changes in inventories, trade receivables and other assets" and "Changes in trade payables and other liabilities"

The store in Luxembourg and the stores in Kerkrade and Zaandam (both in the Netherlands) were sold to a real estate company in the period under report and leased back on a long-term basis. As in the past, the sale and leaseback transactions served to release funds to finance the Group's further growth. Long-term utilization rights were secured, with rental extension and purchase options also being agreed in most cases.

Due mainly to like-for-like sales growth in Germany and abroad, coupled with a slight rise in the gross margin, the inflow of funds from operating activities improved from € 67.2 million in the previous year to € 123.6 million in the 2008/2009 financial year. In addition to the impact of the year-on-year increase in annual net income by € 48.3 million, this development was also the result of reduced net working capital financing requirements (changes in inventories, trade receivables and other assets plus changes in trade payables and other liabilities). Whereas liquid funds of around € 33 million were required to stock up inventories in the previous year, the expansion-related increase in inventories in the year under report could be financed by extending current liabilities.

The outflow of funds for investment activities reduced from € 61.9 million to € 15.9 million. The reduction in investments by € 23.3 million to € 81.7 million was countered in this respect by higher receipts from disposals of non-current assets and from the disposal of non-current assets held for sale amounting to € 65.8 million in total (2007/2008: € 43.1 million). Three DIY megastores with garden centers were sold by way of sale and leaseback transactions in the 2008/2009 financial year, compared with only one in the previous year. Moreover, other pieces of land not required for operations were also sold.

Due to the scheduled repayment of existing financial loans, the outflow of funds for financing activities amounted to € 38.0 million in the 2008/2009 financial year, compared with an outflow of funds for financing activities of € 31.5 million in the previous year. Long-term financial debt of € 33.6 million was repaid (2007/2008: € 21.6 million), but no new long-term credit facilities were taken up. Financial debt was reduced from € 456.4 million in the previous year to € 443.1 million.

**Rating**

Since 2004, the creditworthiness of the HORNBACH-Baumarkt-AG Group has been rated as follows by the leading international rating agencies Moody's Investors Service and Standard & Poor's:

| | |
|---|---|
| Moody's: | Ba2 |
| Standard & Poor's: | BB |

Both ratings include stable outlooks and were confirmed without amendment by Standard & Poor's.





## Asset Situation

### Equity ratio rises to 41.5 %

**Balance Sheet of the HORNBACH-Baumarkt-AG Group (Abridged Version)**

| € million | 2.28.2009 | 2.29.2008 | Change |
|---|---|---|---|
| Non-current assets | 597.1 | 595.9 | 0.2 % |
| Current assets | 828.1 | 755.0 | 9.7 % |
| **Assets** | **1,425.2** | **1,350.9** | **5.5 %** |
| Shareholders' equity | 591.3 | 515.7 | 14.7 % |
| Non-current liabilities | 473.9 | 488.9 | (3.1) % |
| Current liabilities | 360.0 | 346.3 | 4.0 % |
| **Equity and liabilities** | **1,425.2** | **1,350.9** | **5.5 %** |

(Differences due to rounding up or down to nearest € million)

The total assets of the Group rose by € 74.3 million, or 5.5 % year-on-year, to € 1,425.2 million. The growth in total assets reflects the moderate continuing expansion of the HORNBACH-Baumarkt-AG Group, which is mainly apparent in investments in non-current assets and increased inventories. In particular, the € 69.0 million increase in cash and cash equivalents and € 13.2 million decrease in financial debt document the increasingly important objective in the context of the international financial and economic crisis of securing and extending the Group's liquidity and financial scope.

Following the exercising of subscription rights in connection with the 1999 share option plan, a total of 55,040 new non-par ordinary shares in the company were issued in the 2008/2009 financial year by way of a conditional capital increase. The issuing of these new shares led the company's share capital to increase by € 165,120 to its current total of € 47,220,180, which is divided into 15,740,060 (2007/2008: 15,685,020) ordinary shares.

The equity of the Group as stated in the balance sheet amounted to € 591.3 million at the end of the financial year (2007/2008: € 515.7 million). At 41.5 %, the equity ratio thus increased once again on the previous year's figure (38.2 %).

**Non-current and current assets**

Non-current assets amounted to € 597.1 million at the reporting date (2007/2008: € 595.9 million), accounting for around 42 % of total assets (2007/2008: 44 %). Property, plant and equipment and investment property decreased by € 2.0 million (minus 0.4 %) from € 546.4 million to € 544.4 million. Additions to assets of € 81.9 million were countered by depreciation of € 52.1 million, and disposals of assets amounting to € 0.7 million. Furthermore, the application of IFRS 5 required real estate and real estate companies held for sale or already sold as of the reporting date without simultaneous assignment of ownership, amounting to a net total of € 27.9 million, to be reclassified as current assets. This primarily involved the planned sale of one HORNBACH DIY megastore with a garden center outside Germany by way of a sale and leaseback transaction. This property had been reported under property, plant and equipment in the previous year. Other non-current receivables rose from € 5.0 million to € 11.2 million, largely as a result of the long-term deferral of a portion of the purchase price for a sale and leaseback transaction executed in the year under report. Non-current income tax receivables involve a claim to payment of corporate income tax credits with a present value of € 8.3 million. These were capitalized in the previous year due to legislative amendments (SEStEG).

Current assets rose by 9.7 % from € 755.0 million to € 828.1 million, equivalent to around 58 % of total assets (2007/2008: 56 %). Alongside the rise in inventories, this was chiefly due to increased cash and cash equivalents. Based on constant inventory turnover rates, inventories rose by 3.6 % from € 478.8 million to € 496.3 million, mainly as a result of the opening of four new DIY megastores with garden centers. Receivables and other assets (including income tax receivables) amounted to € 44.7 million (2007/2008: € 51.2 million). Non-current assets held for sale and disposal groups pursuant to IFRS 5 reduced by € 6.8 million from € 57.8 million to € 51.0 million. In this respect, the reclassification of a HORNBACH DIY megastore with a garden center held for sale from non-current assets was countered by the derecognition following the disposal of three HORNBACH DIY megastores with garden centers by way of sale and leaseback transactions in the current financial year. At the same time, cash and cash equivalents grew from € 167.1 million in the previous year to € 236.1 million. Further information can be found in the comments made on the financial situation.

**Non-current and current liabilities**

Liabilities, including provisions, amounted to € 833.9 million at the reporting date, compared with € 835.2 million in the previous year. Non-current liabilities declined from € 488.9 million to € 473.9 million. The reduction in non-current liabilities by € 15.0 million was mainly due to the scheduled repayment of non-current financial debt. Non-current liabilities include deferred tax liabilities of € 43.4 million (2007/2008: € 42.4 million).

Current liabilities rose overall from € 346.3 million to € 360.0 million. Current financial debt grew by € 6.6 million from € 28.8 million to € 35.4 million, largely as a result of short-term interim financing for the acquisition of land. Trade payables and other liabilities amounted to € 238.6 million at the reporting date, as against € 233.0 million in the previous year. Due mainly to the statement of provisions for employee profit participation, other provisions and accrued liabilities increased from € 54.1 million to € 64.0 million. The disposal group liabilities reported pursuant to IFRS 5 in the previous year, amounting to € 14.0 million, were paid back in full in the 2008/2009 financial year.

The net debt of the HORNBACH-Baumarkt-AG Group, i.e., financial debt less cash and cash equivalents, amounted to € 207.0 million at the reporting date, as against € 289.2 million in the previous year.

**Key Balance Sheet Figures of the HORNBACH-Baumarkt-AG Group**

| Key figure | Definition | | 2.28.2009 | 2.29.2008 |
|---|---|---|---|---|
| Equity ratio | Equity / Total assets | % | 41.5 | 38.2 |
| Return on equity | Annual net income / Average equity | % | 17.1 | 9.4 |
| Return on total capital | NOPAT[1]/ Average total capital[2] | % | 11.9 | 7.0 |
| Debt / equity ratio (gearing) | Net debt / Equity | % | 35.0 | 56.1 |
| Additions to non-current assets, including advance payments for land | | € million | 84.0 | 105.0 |
| Net working capital | Inventories and receivables less trade payables | € million | 348.9 | 344.8 |
| Inventory turnover rate | Cost of goods sold / Average inventories | | 3.4 | 3.4 |

[1] net operating profit after tax; defined as EBIT minus standardized tax rate of 30 % for the HORNBACH Group
[2] average total capital; defined as average equity plus average net debt





## Off-balance sheet financing instruments and rental obligations

In addition to the DIY megastores with garden centers owned by the HORNBACH-Baumarkt-AG Group and those used on the basis of finance lease agreements, there are 42 stores and one logistics center which are let from the associate company HORNBACH Immobilien AG or its subsidiaries, as well as 56 DIY megastores with garden centers which are let from third parties. Moreover, there are also a small number of additional leasehold, leasing and rental agreements for pieces of land.

The obligations under rental, hiring, leasehold and leasing contracts relate exclusively to rental agreements for which the companies of the HORNBACH-Baumarkt-AG Group do not constitute the economic owners of the assets thereby leased pursuant to IFRS accounting standards (Operating Lease). The rental agreements principally relate to DIY megastores in Germany and other countries. The terms of the rental agreements amount to between 15 and 20 years, with subsequent rental extension options. The respective agreements include rent adjustment clauses.

At February 28, 2009, the obligations under rental, hiring, leasehold and leasing contracts amounted to € 1,318.3 million (2007/2008: € 1,274.3 million). The increase resulting from the rental agreements newly concluded for three DIY megastores with garden centers was countered by annual rental payments for the 2008/2009 financial year. Furthermore, a number of rental extension options were exercised in the 2008/2009 financial year.

## Overall assessment of the earnings, financial and net asset situation

The HORNBACH-Baumarkt-AG Group performed very well in a difficult climate in the 2008/2009 financial year and strengthened its market position. In spite of tough price competition and the emergence of the financial and economic crisis in the second half of the year, the company managed to increase its sales both in absolute terms and on a like-for-like basis, as well as achieving significantly disproportionate earnings growth in its operating business. Due to one-off factors, the real estate segment also reported high earnings growth. We outperformed the sector average by a clear margin once again, thus further extending our market position in Germany. Our international activities continued to develop well, further expanding their share of sales and earnings. The expansion outside Germany has thus broadened the foundation for further growth and made the performance of the overall Group more independent of the tough competitive situation in Germany. The equity ratio has risen to 41.5%. The capital structure and liquidity situation remain at good levels. In view of the broad spectrum of financing sources, we have a high degree of security and flexibility to face the challenges presented by the international financial and economic crisis and to finance further moderate growth. Overall, the economic situation of the Group is satisfactory.

A loyal project customer – he's come to the construction materials center to pick up some fence components, wood and cement for his latest project, a carport for his motor home. He called earlier. I confirmed that his plan would work.



Paperwork – also has to be squeezed in.





Checking everything's OK at the building site – then off for a quick hotdog.

# Non-Financial Performance Indicators

**HORNBACH creates 466 new jobs**

At the reporting date on February 28, 2009, there were 12,576 individuals (2007/2008: 12,110) in active fixed employment at HORNBACH-Baumarkt-AG or at one of its subsidiaries. A total of 466 new jobs were thus created at the Group in the course of its expansion across Europe (plus 3.8%). As an annual average and converted into full-time equivalents, the HORNBACH-Baumarkt-AG Group had 11,005 employees (2007/2008: 10,528).

The Group had a total of 7,689 employees in Germany (2007/2008: 7,813). This reduction is due above all to a base effect – personnel capacities in Germany had been deliberately expanded, drawing especially on temporary employment contracts, due to the boom in demand in spring 2007. These contracts then expired on schedule in the course of the 2008/2009 financial year. Outside Germany, the workforce grew from 4,297 to 4,887. Our company workforce has a healthy age structure. In Germany, 26% of employees are younger than 30, while a further 26% are aged between 30 and 39 and 28% between 40 and 49. Around 20% of employees belong to the "50 plus" generation.

As part of our responsibility towards society, we offer qualified training positions or dual study programs at a vocational academy (BA) to as many young people as possible each year. An average of 735 young people (2007/2008: 728) were provided with training positions in one of 13 different vocations, including dual study programs, during the year under report. The largest share of these were the 401 trainees aiming to qualify as retail sales personnel (2007/2008: 410). In Germany, HORNBACH trained an average of 615 upcoming employees (2007/2008: 614). The average training quota in Germany thus amounted to 8.4% in the period under report (2007/2008: 8.5%).

HORNBACH also attaches great importance to equality of opportunity when selecting suitable applicants for its vocational training. Training positions are open to all interested parties, regardless of the type of secondary school they attended. We are looking for people who enjoy working in teams, like dealing with people and show initiative. To develop highly qualified employees for our company in future, since last year we have provided focused and committed high school graduates with the opportunity of beginning an international career at HORNBACH over and above the customary training programs on offer. In the year under report, 25 vocational academy (BA) students in Germany and abroad completed part-time study alongside their working commitments. On an international level, study programs are available in Switzerland, Austria, Sweden and Romania.

**Training focuses on quality**

Training employees at our stores and in our administrative departments plays a key role in our concept. In this, we aim on the one hand to provide top quality advice for complex construction and DIY projects, while on the other hand also organizing work processes as efficiently as possible. To this end, numerous training and development measures were organized in the past financial year.

In the context of promoting the next generation of managers, 341 men and women took part in the period under report in training measures preparing them to become section managers, assistant store managers or store managers. One of the priorities here was the increased focusing of all measures on the strategic alignment of HORNBACH-Baumarkt-AG.

Specialist training was attended by more than 4,100 employees in the past financial year. This involved our sales teams being trained by certified trainers in various areas of our product range with the assistance of customized programs. Customer-based sales promotion focused on specialist competence, the latest trends and product novelties. Not only that, for especially complex project topics we have begun to have our sales specialists trained in programs certified by the Chamber of Industry and Commerce (IHK).

Our Training / Multimedia department ensures that all HORNBACH employees are familiar at all times with the latest expertise in terms of working processes and IT systems. During the year under report, almost 1,950 one or two-day training sessions were held with more than 15,000 participants. In the past financial year, these focused on the training rollout accompanying the launch of the new merchandise system. With a combination of seminars and e-learning modules (blended learning), employees at all HORNBACH stores thus acquired the skills required for their specific tasks. New IT training rooms were set up specifically for this purpose in all regions across Europe. Not only that, we also made use of our two training trucks. These are trailer trucks enabling a fully equipped mobile high-tech training room with space for ten participants to be available directly on location.

In second position once again in terms of volume were the training activities for HORNBACH's Project Shows. These involve special sales and advice campaigns on topics such as "attic conversion", "world of orchids", "children's dream rooms" or "building a wood terrace". For each Project Show, we developed a special training session enabling several hundred specialist sales staff to be specifically prepared for the advisory situations likely to arise.

**Homogenous store network**

HORNBACH has longstanding experience built up over several decades in operating large-scale DIY stores with garden centers. This is also reflected in the average store size, which rose last year to almost 11,200 m² (2007/2008: 11,100 m²). This figure has not been matched by any other leading DIY player in Europe. At the same time, our store network is highly homogenous, with 83 % of sales areas as of the reporting date at stores which are larger than 10,000 m². This facilitates the rapid rollout of universal and/or innovative concepts to old and new sales areas alike (best practice approach). What's more, the combination of homogeneity and large surfaces generates substantial logistical benefits, thus providing us with an advantage over our competitors.

During the year under report, we enlarged our network with four new stores, thus adding around 60,000 m² of new sales areas. Three of the new locations are stores with combined drive-in builders' merchant facilities. The drive-in concept is intended to enable customers to load cumbersome and heavy goods, such as construction materials, conveniently and directly into their vehicles, to combine this with purchases in the DIY store, and to pay for all these goods at a single checkout. HORNBACH has thus underlined its traditional competence in the retail of construction materials. Thanks to the stocking of the quantities also required for large projects, numerous service measures, attractive opening hours and easy accessibility, this is increasingly attracting professional customers as well.

Moreover, we are also working continuously on gradually bringing the design of older stores in line with the latest standards, and on enhancing operating processes to enable customers' wishes to be met even more closely. These measures include signs, shelving measures, adjustments to the layout of the stores, through to store extensions and the further enhancement of the product range.

**Customers appreciate HORNBACH's concept**

The guiding principle underlying the ongoing enhancement of the HORNBACH concept is the focus on the needs of our project customers. The key criteria for our customers include the easy accessibility of the stores, the stocking of large quantities of articles, the attractive presentation of the merchandise, the highest levels of competence in the composition of the product ranges and in the provision of specialist advice, and not least a reliable pricing strategy. Customers attach great importance to reliability and quality, especially in difficult economic times.

A whole series of consumer surveys and sector studies proved once again in the past year that HORNBACH is the preferred DIY store and garden center particularly for those customers intending to implement extensive home improvement and construction projects in their houses, apartments and gardens. Our competent project focus and clear quality profile have enabled us to differentiate ourselves successfully from the competition.

HORNBACH thus occupied one of the top positions in the favor of German DIY customers once again in the "Kundenmonitor Deutschland 2008" consumer survey. Around 6,000 DIY customers were surveyed within this, the most important consumer survey in the German retail sector, which has been compiled on annual basis since 1992. As in the previous year, we came a close second, with only a minimal difference in points to the company awarded first position. We also feel vindicated by our superb performance in important individual criteria. HORNBACH thus defended its top position for the fourth consecutive year as the best DIY store in terms of product selection and variety and product quality, as well as in the comparison of the product range with those offered by competitors. Particularly important to us is that the Kundenmonitor survey has documented that HORNBACH offers the best value for money to DIY enthusiasts, garden lovers and construction clients.

In the "Retailer of the Year" study carried out in Germany for the first time, HORNBACH was singled out by customers as Germany's most popular DIY store chain. This study was compiled by the Dutch research institute Q&A Research & Consultancy. Participants in the study were requested via the internet to name their "favorite store chain" for 16 different sectors. As the reason for their choice, consumers could state competent specialist advice, value for money, customer friendliness or other criteria. Around 33,000 consumers took part in the study.

**Top marks abroad as well**

Outside Germany, HORNBACH also achieved top scores in a series of customer satisfaction surveys. The "Retailer of the Year" survey referred to above was carried out in the Netherlands for the sixth time. In this, HORNBACH was voted "Best DIY store in the Netherlands" for the fourth year in succession. In Switzerland, we matched the previous year's success in the Kundenmonitor 2008 consumer survey performed by analogy with its German counterpart, securing top position in terms of overall satisfaction. A similar picture was seen in Scandinavia, where HORNBACH reached top position in the DIY store section of the "Swedish Quality Index". With 3,500 consumers interviewed, this quality index is one of the most important consumer surveys in Sweden. Participants in the survey were required to pass judgment on criteria such as product and service quality, price and image.

The recurrent theme running through all of the studies mentioned is the great appreciation shown by customers for individual performance areas, such as the breadth and depth of our product range or pricing policies. In the Netherlands, for example, HORNBACH was ranked first in the "product range" and "product variety" categories. Not only that, our company was also named as the sector's "innovation leader". However, the best product range is of little use if the price is not right. According to the findings, customers have accepted our permanent low price strategy. Home improvement customers singled out HORNBACH as the DIY store offering the best value for money both in the Swiss Kundenmonitor survey and in the Retailer of the Year survey in the Netherlands.

When making purchases, DIY store customers are also according ever greater priority to services, especially when the products are to be installed by a specialist. Our tradesman service has contributed significantly to customers' positive assessment of HORNBACH. This enables customers at our stores to commission the laying of flooring or fitting of garage, interior, and house doors, windows, awnings, and wood-burning stoves etc. Customers deal with a central contact partner, thus benefiting from a standardized order process with a clearly structured price list. In the 2008/2009 financial year, we extended the range of services on offer with two further major modules. Customers in Germany can now also commission the installation of solar energy equipment and the fitting of stainless steel chimney pipes either as part of a chimney shaft renovation or when incorporating stoves into outer walls. Both new services offer useful alternative solutions for house renovations or refurbishments. Thanks to the continuous improvement in the services on offer and in the relevant handling processes, our tradesman service achieved double-digit sales growth in the year under report. Around 30% of the Group's tradesman service sales are generated in other European countries, where the catalog of services is to be gradually introduced and extended.

Cases where customers are not satisfied with their shopping experience at HORNBACH are handled by our complaints management system. This provides us with important indications as to the strengths and weaknesses of operations at our stores and thus acts as a management instrument for optimizing customer satisfaction levels. Each problem is solved in cooperation with the HORNBACH stores in a maximum of one to two days. In the case of product complaints, the procurement department and the supplier are also informed. Complaints are evaluated on a monthly basis. A total of 691 cases were handled in 2008 (2007/2008: 693).

**Permanent low price policy**

Competition in the European DIY sector is not only carried out via differing retail concepts. It is also accompanied by price competition, which was fought out with unrelenting intensity in the past year as well, especially in saturated markets such as Germany and Austria. In this competitive climate, we were uncompromising in our adherence to our credible permanent low price strategy, by means of which we differentiate ourselves from the discount campaigns undertaken by competitors. We see this as providing the best foundation for achieving sustainable, above-average growth and high earnings power in the long term. Our aim is to retain customers at HORNBACH on a permanent basis by offering the highest possible degree of transparency, reliability and honesty in our pricing policies. The price guarantee accompanying the permanently low prices is intended to provide our customers with the certainty that they can focus all of their energies at all times on solving their projects.

**Logistics cuts costs and $CO_2$ emissions**

One key success factor in the operation of DIY megastores with garden centers across Europe is our sophisticated merchandise management system in conjunction with our homogenous store network. By developing its own group logistics system, HORNBACH has over the years built up a competitive advantage in terms of procuring transport services. Its logistics system combines direct supplies to stores, indirect deliveries via central warehouses and cross docking.

In the past year as well, our logistics infrastructure actively supported our expansion within Europe, also laying a foundation for further growth. Many suppliers, for example, have opted for this distribution channel for Eastern Europe. Not all manufacturers are able to assemble cost-effective complete deliveries, particularly for Romania. Connecting these suppliers to HORNBACH's logistics structures enabled transport costs to be optimized. We created additional cost-cutting potential following the successful launch of the new warehouse management system at our three logistics centers in Essingen, Lehrte and Vilshofen in the two previous years. In the 2008/2009 financial year, we further enhanced the productivity of our logistics processes.

With its logistics centers, HORNBACH is also making a sustainable contribution towards protecting the environment (catchword: green logistics). The aim is to reduce $CO_2$ emissions along the merchandise value chain. Pooling supplier deliveries enables thousands of truck journeys to be avoided. Not only that, with the assistance of tour plans optimized on a daily basis, we reduce the volume of empty runs to and from our locations, thus avoiding unnecessary miles on the road. Group logistics also only makes use of trucks with modern low-emission engines. Moreover, inland waterways and the railroads are used for transportation, for example to transport imported goods from Hamburg and Rotterdam to the logistics centers.

**IT focuses on merchandise management**

The focal point of the Group's IT activities in the 2008/2009 financial year was the internationalization of the integrated merchandise management system. Alongside the German stores, stores in Austria, Switzerland, Luxembourg, the Netherlands and the Czech Republic are now also working with the new system. A total of 59 HORNBACH locations in Germany and abroad were converted in the past year. To date, the new merchandise management system has been rolled out to 99 stores. Slovakia, Sweden and Romania are set to follow in the current financial year.

IT is also making a contribution to sustainability. The investments made in the computer center infrastructure in the past year have, as expected, impacted positively on the company's energy balance. This is underlined by the good Power Usage Effectiveness (PUE) value compared with benchmark figures. The optimization of the air conditioning system at the computer center using free cooling had an especially positive impact on electricity consumption in the winter of 2008/2009, thus helping to reduce $CO_2$ emissions.

HORNBACH deploys an electronic network (WAN) for data transfers with international locations. Following conceptual development, more than 50 locations were already converted to a new, higher-performance technological platform in the 2008/2009 financial year. As well as significantly reducing costs, this will also enable better use to be made of the available bandwidths in future. A foundation has been laid for the further flexible expansion of the network. This is expected to lead to a further enhancement in availability, especially in HORNBACH's eastern operating regions. The rollout across Europe should be completed in the current financial year. Slovakia introduced the euro as of January 1, 2009. The resultant conversion of all IT systems ran smoothly.

**HORNBACH – "The hands-on DIY store pioneer"**

HORNBACH's campaigns celebrated do-it-yourself once again in the past financial year, focusing on topics such as "self-fulfillment", "a matter of trust" and "imagination". In the spring, we encouraged people to live out their individuality and creativity with our "Do it the way you want! But get it done!" campaign, thus whetting consumers' appetite for large-scale projects in their apartments, houses and gardens. In the summer, the focus was on competent advice, a factor which, according to a forsa study, plays a decisive role in consumers' choice of DIY store. The slogan "If you can trust them with your project, you can trust them with anything" underlined HORNBACH's position as a DIY store for projects, as well as its commitment to provide the best advice. In the autumn, we called on consumers to put their own dreams and ideas into action, and not to set any limits to their creative powers.

One highlight of our communications in the past financial year was the unique extension to the campaign "If you can imagine it, you can also build it." Alongside traditional media, this campaign was also implemented with an art exhibition in Berlin – "Das Haus der Vorstellung" (*house of the imagination*). Renowned German and international artists staged the widest conceivable variety of interpretations of the concept underpinning this campaign. The aim was to allow visitors to experience room installations with all of their senses, and thus to stimulate their imaginations as to what they might make of their own four walls.

Alongside TV commercials, we draw on all other kinds of media, such as radio, print, posters and the internet, as a platform for HORNBACH's campaigns. Further key components of our communications are the advertising booklets and "HORNBACH Aktuell" booklets. As well as presenting the breadth and depth of our product range, these also provide project guidance, information about our services, and tips as to our monthly Project Shows.

Our advertising campaigns and individual measures yet again won numerous national and international prizes in the 2008/2009 financial year, ranging from the Eurobest Award to the "Megaphone" of the German Advertising Yearbook for the best integrated campaign.

HORNBACH continues to enjoy the highest level of advertising acceptance in the sector. Broad-based market research into the HORNBACH brand has also confirmed the company's unique position as "The hands-on DIY store pioneer", one which differentiates it from competitors. By communicating both rationally and emotionally with DIY enthusiasts on their own terms for many years now, HORNBACH has established itself among consumers as an unmistakable DIY store player with unique selling points. Our aim is to press further ahead with establishing the HORNBACH brand in our European network of locations, taking due account of individual regional needs in the process.

**Corporate responsibility**
The HORNBACH Group is committed to responsible, socially-oriented corporate behavior over and above its actual business activities.

**Environmental protection**
Reducing energy consumption in order to cut $CO_2$ emissions has become a prime topic, especially in the area of building and renovation. HORNBACH – the DIY store for projects – has been a competent partner in this area for years now, and can offer a suitable product range and qualified advice. During the year under report, project shows and advertising brochures once again provided our customers with extensive information about the potential savings resulting, for example, from all-round insulation, roof insulation, replacement doors and windows, using rainwater and energy-saving lamps. One particular focus remained that of informing customers about the fight against illegal felling – "**No tropical wood from forest depletion**" – advising customers to buy timber products bearing the Forest Stewardship Council (FSC) quality seal. Back in 1996, HORNBACH already provided the WWF and Greenpeace with a voluntary undertaking not to import any uncertified tropical timber – thus pioneering this issue in the DIY store sector. We set up our own quality management and environmental department in 2001. One focus of its activities involves working to protect rainforests and promote sustainable forestry which also meets social and work safety standards.

In 2007, HORNBACH became the first international DIY chain to be awarded the FSC Chain of Custody certificate GFA-COC-002007. All HORNBACH stores now offer ecologically-minded trade companies which are themselves certified and environmentally-aware DIY enthusiasts a total of around 1,400 timber products bearing the FSC seal, the most extensive range on offer anywhere in the DIY sector. Not only that, the company is also involved in international projects aiming to protect species and to maintain their natural habitats and forest stocks.

A further focus of the company's quality management involves implementing EU environmental legislation (catchwords: RoHs, WEEE, REACH). The aim is to identify hazardous heavy metals and chemicals in products, to avoid them where possible and to dispose of potentially recyclable resources intelligently. HORNBACH benefits here from its close international links with suppliers and specialist DIY associations.

Given the increasing scarcity of resources, a commitment to the environment in today's world would be unthinkable without recycling. To minimize the number of journeys required, HORNBACH stores use compressors for high-volume waste, such as paper and plastics. A comprehensive waste concept promotes the separation, and thus recycling, of other waste.

The company also proactively accounts for environmental protection factors when building and operating its stores. The introduction of new central building control systems allows the technical equipment to be managed more efficiently. Consistent retrieval of the heating energy in ventilation systems reduces heating energy consumption. Electricity is saved by using intelligent controls and switches, as well as by basically only using optimized lighting. What's more, the installation of natural light strips and roof-light domes enables natural light to be drawn on. The lamp departments are equipped with light optimization systems enabling the energy consumed by these departments to be cut by around half. All in all, by combining the technologies referred to above, stores save up to 30 % of their total current electricity consumption.





**Number of employees**
(annual average converted into full-time equivalents)


Financial year
04 I 05
05 I 06
06 I 07
07 I 08
08 I 09
0
1,000
2,000
3,000
4,000
5,000
6,000
7,000
8,000
9,000
10,000
11,000

## Employees

In its behavior towards its employees, HORNBACH accords absolute priority to ensuring equality of opportunity and rejecting any kind of discrimination. Ethnic origin, gender, age, physical restrictions and religious affiliation play no role in the assessment of applicants. The only qualities which count are specialist competence and team spirit. By signing the "Diversity Charter" in 2008, the company underlined its commitment to a working environment which is free of prejudice.

HORNBACH has responded to the challenges presented by future pension provision by introducing a company pension model. This consists of four modules including both collectively agreed retirement provision contributions and the option of converting voluntary bonus payments and collectively agreed remuneration claims, such as vacation allowances. Building on the existing offer of part-time early retirement, a further retirement provision model has also been introduced. Via "working time accounts", this enables employees to structure their retirement age individually, i.e. to retire early.

The company's success is closely linked to the competence and motivation of its employees. Their willingness to roll up their sleeves and thus to improve the Group's earnings is honored by HORNBACH's bonus model. A further module enabling employees to participate in the company's success is the possibility of acquiring employee shares.

One particular sign of the company's social responsibility towards its employees was the establishment of the HORNBACH Foundation "People in Need" in 2002. The Foundation has since offered assistance in cases of fatality, accidents, and severe illness. The employees in turn demonstrated their solidarity with the Foundation with their "Employees help Employees" campaign. The company subsequently doubled the donations made by the employees.

## Society

The work performed by the HORNBACH Foundation is based on two pillars. The Foundation is thus also a contact point for people outside the company who are in situations of dire need. All in all, the Foundation supported 85 people, both within the company and from outside, with a total of around € 120,000 in the year under report.

The company's commitment towards society, which extends beyond the work of the Foundation, has a preference in terms of its donations for social welfare projects, especially those benefiting children and young people. In this spirit, the stores also became involved on location and had an open ear for requests from local organizations.

As a member of the Rhine/Neckar European Metropolitan Region, HORNBACH continues to support Mannheim Business School in undertaking extensive renovation work on its listed building. To help boost scientific excellence in the region, over the next five years HORNBACH-Baumarkt-AG is also supporting a research project in the field of molecular neurobiology at the German Cancer Research Center (DKFZ) in Heidelberg with half a million euros. The parent company HORNBACH HOLDING AG is providing a donation of the same amount. Among other measures, this will enable a professorship to be established for a young female scientist of international standing.

Over and above this, the basic rules of social responsibility as practiced by HORNBACH include recognizing the international standards set out in the conventions of the International Labor Organization. The company thus only procures its products from factories meeting minimum standards, such as exclusion of child and forced labor, no intimidation of employees through maltreatment or verbal threats, adherence to work safety regulations, and compliance with environmental legislation. Suppliers have to ensure that these standards are also met by their upstream suppliers. Standardized factory audits are used to monitor compliance with these regulations.

## Events after the Balance Sheet Date

Following the conclusion of the 2008/2009 financial year, several management and service functions previously handled by employees at HORNBACH HOLDING AG were restructured in the context of personnel changes and relocated to the HORNBACH-Baumarkt-AG Group. As of March 1, 2009, the employees responsible for the planning and execution of the construction of new stores, as well as for their fittings, previously employed at HORNBACH HOLDING AG were taken over by HORNBACH-Baumarkt-AG and now work on behalf of the associate company HORNBACH Immobilien AG. Moreover, since the beginning of the 2009/2010 financial year, the location development specialists have also been employed by HORNBACH-Baumarkt-AG. Furthermore, since March 1, 2009, HORNBACH-Baumarkt-AG has also been responsible for internal auditing at the overall Group. Other than this, there were no events up to this annual report going to print which could be of material significance for the assessment of the net asset, financial or earnings position of HORNBACH-Baumarkt-AG or of the HORNBACH-Baumarkt-AG Group.

## Dependent Company Report

A report has been compiled for the 2008/2009 financial year pursuant to Section 312 of the German Stock Corporation Act (AktG) in respect of relationships to associated companies. With regard to those transactions requiring report, the report states: "Our company has received adequate counterperformance for all legal transactions executed with associate companies in accordance with the circumstances known to us at the time at which the legal transactions were performed and has not been disadvantaged by such transactions. No measures requiring report arose during the financial year."

## Compensation Report

The compensation report presents the basic features and structure of the compensation of the Board of Management and the Supervisory Board. It forms a constituent component of the group management report and, with the exception of the disclosure of individual compensation, is based on the requirements of the German Corporate Governance Code.

**Compensation of the Board of Management**
The level and structure of the compensation of the Board of Management are based on the size of the company, its economic and financial situation and the performance of the company within its competitive environment. Moreover, the overall compensation and the individual components of such compensation should stand in an appropriate relationship to the responsibilities of the respective member of the Board of Management, his or her personal performance and the performance of the Board of Management as a whole.

The compensation of the Board of Management consists of fixed and variable components. The compensation system of the Board of Management comprises an agreed fixed annual salary, which is paid in equal monthly installments. Furthermore, the members of the Board of Management receive an annual bonus which is paid upon the consolidated financial statements being approved by the Supervisory Board. The size of the annual bonus is based on the level of consolidated net income.

As components of a long-term incentive nature, the members of the Board of Management were allocated share options in four tranches (2000-2003) within the framework of the 1999 share option plan. The share option program is based on the achievement of ambitious target prices for the share of HORNBACH-Baumarkt-AG. In the 2008/2009 financial year, all tranches had exceeded their respective exercise hurdles. Details of the share option plan have been provided under Note 34 of the notes to the consolidated financial statements.

The total compensation paid to the Board of Management of HORNBACH-Baumarkt-AG for the performance of its duties for the Group during the 2008/2009 financial year amounted to € 4,399k (2007/2008: € 2,798k). Of this total, € 1,099k (2007/2008: € 1,048k) constituted fixed compensation and € 3,300k (2007/2008: € 1,750k) involved performance-related components. As of the reporting date on February 28, 2009, the members of the Board of Management held a combined total of 21,755 shares in HORNBACH-Baumarkt-AG (2007/2008: 21,875).

Given the size and market position of the company, we believe that the total compensation of the Board of Management is appropriate. At the 2006 Annual General Meeting, shareholders voted with a three-quarters majority to forego the disclosure of the compensation of members of the Board of Management on an individual basis up to and including the 2010/2011 financial year (opting-out clause).

The employment contracts of members of the Board of Management include neither any pension commitments nor any compensation clauses.

**Compensation of the Supervisory Board**
The compensation of the Supervisory Board is governed by Section 15 of the Articles of Association of HORNBACH-Baumarkt-AG. In line with the Articles of Association, the compensation of the members of the Supervisory Board consists of a fixed component and a variable component based on the dividend. In addition to the reimbursement of his or her expenses, each member of the Supervisory Board receives annual fixed compensation of € 6,000 payable upon the conclusion of the Annual General Meeting and a performance-related component depending on the resolution adopted by the Annual General Meeting in respect of the appropriation of profits and thus on the dividend distribution.

The Chairman receives three times and the Deputy Chairman twice the fixed and performance-related compensation.

Members of the Supervisory Board who also sit on the Audit Committee receive an additional sum of € 3,000. Members of the Supervisory Board who sit on another committee or on several other committees of the Supervisory Board receive an additional sum of € 1,500 per committee. Members of the Supervisory Board acting as the chairman of a Supervisory Board committee receive three times the respective committee remuneration. Members of the Supervisory Board who are only members of the Supervisory Board for part of the financial year receive proportionately lower compensation.

The compensation of the Supervisory Board for the 2008/2009 financial year amounted to € 205k (2007/2008: € 188k). Of this total, € 92k (2007/2008: € 84k) constituted basic compensation, € 75k (2007/2008: € 69k) involved performance-related compensation, and € 38k (2007/2008: € 35k) related to committee activities. The members of the Supervisory Board held a total of 19,330 (2007/2008: 19,390) shares in HORNBACH-Baumarkt-AG at the reporting date.

## Risk Report

### Risk management at the HORNBACH Group

The Board of Management of HORNBACH-Baumarkt-AG is committed to risk-conscious corporate management which accords top priority at all times to safeguarding the continued existence of the overall company and its subsidiaries. The risk management implemented by the Board of Management is intended to achieve ongoing enhancements in the early identification of risks with the aim of proactively managing such risks, as well as continuously optimizing the company's opportunity/risk profile.

### Principles underlying risk policy

The generation of economic profit necessarily involves the taking of risks. Nonetheless, no action or decision may entail any threat to the continued existence of the company or any of its operations. As a matter of principle, the Group does not enter into any risks which relate neither to its core processes nor to its support processes. Core processes involve developing and implementing the respective business models, procuring merchandise and services, location decisions, safeguarding liquidity and developing specialist and management personnel. Any earnings risks entered into have to be justified by an appropriate level of expected return. The relevant key figures are based on the return on the capital committed. Risks which cannot be avoided have to be insured against, to the extent that this is economically expedient. Residual risks have to be controlled by means of a range of risk management instruments.

### Organization and process

Responsibility for risk management lies with the overall Board of Management, which is supported by the Director of Risk Management.

The risk managers at the Group's operations in Germany and other countries are responsible for taking suitable measures to manage the risks in their area of responsibility. Risk managers are supported by a central risk controller when identifying and evaluating risks and determining appropriate measures to manage such risks.

Risks are evaluated in terms of their implications and their probability of occurrence. In cases where they cannot be quantified, they are assessed in terms of their qualitative implications. The target figures used at the Group (including EBIT) serve as basis for reference in this respect.

The risks are updated on a quarterly basis and reported to the Board of Management. The Supervisory Board and the Audit Committee discuss the current risk situation on a half-yearly basis. In addition to this scheduled reporting, ad-hoc reporting structures are also in place for risks arising unexpectedly and have been implemented in the risk management process.

**Financial risks**

Financial risks comprise foreign exchange risks, interest rate risks, liquidity risks and credit risks.

**Foreign exchange risks**

In general, HORNBACH is exposed to foreign exchange risks on account of its activities in countries with currencies other than the euro. Specifically, these involve Swiss francs, Czech crowns, Swedish crowns, and Romanian lei. Any depreciation in a foreign currency against the euro leads to a reduction in consolidated earnings. Furthermore, the increasingly international business activities of the HORNBACH Group result in rising foreign currency requirements both for handling international procurement and for financing of objects of investment in foreign currencies. Any change in the exchange rate between the euro and the procurement currencies (chiefly the US dollar) could have a direct negative impact on earnings. Open foreign currency positions with a significant influence on the annual earnings of the Group are therefore largely secured by hedging transactions (forward exchange contracts). Risks relating to foreign currency loans are hedged via the operating cash flow of country companies operating in the same currency (natural hedging).

**Interest rate risks**

Interest rate exchange agreements (interest swaps) have been concluded to secure the interest rates on existing liabilities. The interest swaps enable floating interest rates on loans to be exchanged for fixed interest rates, thus securing the interest payments on loans which could have a significant influence on the annual earnings of the Group.

**Liquidity risks**

The acquisition of land, investments in DIY megastores with garden centers and procurement of large quantities of merchandise require liquidity to be permanently available. The financing of the company's further expansion is secured by the inflow of funds from the operating cash flow and sale and leaseback transactions, as well as by bilateral bank loans, a syndicated credit line amounting to € 200 million and not least by the issue by HORNBACH-Baumarkt-AG of a bond amounting to € 250 million in the 2004/2005 financial year. HORNBACH is countering the risk of no longer being able to obtain longer-term financing for new locations from banks or via sale and leaseback transactions due to the financial market crisis by temporarily cutting back its investments and by drawing on short-term financing based on existing credit lines. The HORNBACH Group committed itself to comply with specific key financial figures in the context of the bond issue and the agreement of a syndicated credit line. Any failure to do so may possibly result in the immediate repayment of the bond or the termination of the credit line. These key financial figures are monitored on an ongoing basis. The information required for efficient liquidity management is provided by rolling group financial planning with a twelve-month budgeting horizon, which is updated on a monthly basis, as well as by a daily financial forecast. At present, no liquidity risks are discernible.

**Credit risks**

The company limits the risk of any financial loss in connection with financial investments and derivative financial instruments by working exclusively with partners of first-class creditworthiness and by selecting banks covered by collective deposit security arrangements. Moreover, bank deposits have been distributed among several financial institutions in order to counter the increase in the risk of bank deposit default in the context of the financial market crisis. The company's retail format (cash and carry) means that the risk of receivables defaults in its operating divisions is already considerably reduced.

Further detailed information concerning financial risks can be found under Note 33 in the notes to the consolidated financial statements.

## External risks

### Macroeconomic and sector specific risks

The dependency of HORNBACH DIY megastores with garden centers on general macroeconomic developments and levels of disposable household income could become apparent in the form of unwillingness on the part of customers to make purchases in periods of low economic growth. In particular, the global economic crisis emerging on account of the financial market crisis has created new risks in terms of stagnating or declining DIY sales in the European countries in which HORNBACH operates. Irrespective of this, a major dependency on economic developments in Germany has been identified. The further expansion into other European countries is intended to achieve an ongoing diversification of risk. Furthermore, the company generates a substantial share of its sales with seasonal articles, whose turnover is significantly affected by external factors, such as weather conditions.

### Natural hazards

The climate change observed around the world also directly affects HORNBACH locations in Germany and other European countries. In addition to natural catastrophes (e.g. flooding), the HORNBACH Group is also exposed to risks resulting from fire and explosions. The principal natural hazards and any potential interruption to operations arising as a result are covered by group-wide insurance policies.

## Operating risks

### Location and sales risks

Investments in unsuitable locations could have a significant negative impact on the earnings power of the Group. To minimize such risks, investments in new locations are therefore prepared on the basis of detailed market research analysis, with investment decisions being taken on the basis of dynamic investment calculations and sensitivity analyses. The risk of unsatisfactory sales performance due to additional factors, such as customer behavior and the local competitive situation, can nevertheless not be excluded entirely. Ongoing investments have to be made in locations and in enhancing customer service levels in order to maintain the company's competitiveness, especially in countries with low market growth and intense competition.

### Procurement risks

An efficient early warning system has been developed to avoid the loss of major suppliers. The overall Group has a total of three central warehouses in order to reduce the risk of any interruption to the logistics chain and to optimize the supply of merchandise. In its procurement of merchandise, HORNBACH is subject, among other risks, to increasing purchasing prices for articles involving a high share of crude oil, copper or steel as a result of volatile prices on the international commodities markets. Due to the current decline in commodity prices, this risk has substantially declined, but is still latently present in terms of the future. Moreover, should the procurement cooperation in place with Kingfisher be terminated as a result of a sale of the shareholding held by Kingfisher, then an overall deterioration is to be expected in the procurement terms for certain goods previously purchased in cooperation with Kingfisher.

## Legal risks

### Legislative and regulatory risks

As a result of its business activities in various countries, the HORNBACH Group is subject to various national legislative frameworks and regulations. Legislative amendments may therefore lead to higher compliance costs. Alongside risks such as those relating to damages claims due to infringements of patents or industrial property rights, or of damages resulting from environmental or product liability, the future earnings situation of the Group may also be negatively affected in particular by any tightening up of national construction laws or regulations governing the acquisition of land.

### Risks relating to legal disputes

In the course of their business operations, the companies of the HORNBACH-Baumarkt-AG Group are inevitably confronted with legal claims on the part of third parties, both in court and out of court. At present, HORNBACH is not involved in any current or foreseeable court or arbitration proceedings which





could have any significant impact on the economic situation of the Group.

### Management and organizational risks

#### IT risks

The management of the HORNBACH Group is heavily dependent on high-performance information technology (IT). The ongoing maintenance and optimization of the IT systems is undertaken by highly qualified internal and external experts. Unauthorized data access, and the misuse or loss of data are averted by using appropriate up-to-date virus software, firewalls, adequate access and authorization concepts and by maintaining backup systems. Appropriate emergency plans are in place for unexpected breakdowns in IT systems.

#### Personnel risks

The deployment of highly motivated and qualified employees represents one of the foundations for HORNBACH's success. This pillar of the corporate culture is therefore of great significance for the overall Group. Ongoing employee satisfaction levels are evaluated in regular employee surveys carried out by external service providers, while employee qualification levels are continually improved by means of appropriate training and development measures. In its retention of highly qualified specialist and management personnel, however, HORNBACH is dependent on a variety of external factors, such as overall developments on the labor markets or in the sector.

### Overall assessment of the risk situation

There were no risks to the continued existence of the HORNBACH-Baumarkt-AG Group in the 2008/2009 financial year. Taking due account of what we believe to be the most probable implications of the financial crisis, no risks have currently been identified which could threaten the continued existence of the company or sustainably impair its earnings, financial or net asset position.


ProfiCard

Alongside the special service, my professional customer also gets a HORNBACH ProfiCard granting him extra customer benefits. I fill out his new order in person.


Center

The colleagues deal with the rest of the order process.



A call from this morning's customer. He still needs bitumen spatulas and refuse bags.



He comes by a little later to pick them up.

## Outlook

The European DIY sector will continue to provide HORNBACH with growth opportunities in future as well. These are to be assessed in conjunction with the risks outlined in the risk report. Given the massive disruption to the global economy in the course of the financial and economic crisis, the macroeconomic framework has deteriorated significantly compared with the previous year. Major economies are attempting to counter the effects of the crisis with government economic stimulus programs. Consumer behavior is changing in response, a factor from which the DIY sector could nevertheless potentially stand to benefit. What's more, the business performance of DIY and garden stores could be positively affected in the coming years by a series of sector-specific development trends (megatrends). Against this backdrop, we are consistently enhancing our corporate strategy, aiming to ensure continuity, reliability and sustainability, in order to make optimal use of potential opportunities for future growth.

**Macroeconomic opportunities**

Hardly a day went by in March 2009 without one forecast or another being corrected downwards. For the current year, the International Monetary Fund (IMF) has forecast that the global economy will shrink for the first time since World War Two. Global economic output is thus expected to decline by 0.5% to 1.0% in 2009. According to the IMF, the ongoing financial crisis has impacted far more severely on the overall economy than assumed even at the beginning of this year, when the Fund had still predicted slight growth of 0.5%. Forecasts concerning developments in the industrial economies have been reduced correspondingly.

For the world's largest economy, the USA, the IMF now expects GDP to decrease by 2.6% in 2009 (previously: minus 1.6%). For the euro area, the estimate was corrected downwards from minus 2.0% to minus 3.2%. The World Bank has also warned of a recession in the global economy this year and sees the drop in industrial output as the main reason for this development. Moreover, global trade threatens to decline more dramatically in 2009 than at any time since the end of World War Two. According to forecasts issued by the World Trade Organization (WTO), global trade volumes could drop by 9% due to flagging demand in the context of the worst economic crisis for decades. Export-dependent economies will be affected particularly severely.

In the euro area, industry increasingly curtailed its production at the beginning of the year in response to ever more depleted order books. According to the Eurostat, output in January 2009 was 3.5% down on December 2008 and 17.3% lower than a year earlier. The sharpest reductions in production were seen at manufacturers of capital goods. Against this backdrop, economic experts expect real-term gross domestic product in the single currency area to have shrunk at least as fast in the first quarter of 2009 as in the previous quarter (minus 1.5%).

Major industrial economies and some emerging economies have made efforts to cushion the crisis with extensive rescue measures for the financial sector, expansive monetary policies and economic stimulus programs born of necessity to attempt to stabilize the global economy once more. The economic stimulus programs in some cases include measures intended to improve household incomes directly, and thus to boost consumer demand. On an indirect level, infrastructure projects worth billions are intended to help improve employment levels and consumers' disposable incomes. The European retail sector can therefore be expected to be affected less severely by the recession than other sectors. The uncertainty on the markets and downside macroeconomic risks nevertheless remain very substantial. The majority of research institutes and bank economists only see chances of a slight economic recovery from 2010 onwards.

The downturn in the global economy has hit Germany, the world's largest exporter, especially hard. Based on assessments by economic experts, in 2009 the German economy will plunge into the deepest recession since the founding of the Federal Republic. The extent and duration of this downturn in macroeconomic output are as yet unclear. The more data which became available on the first months of the year, the bleaker economic researchers' forecasts also became. Following repeated downward corrections, the estimates issued by research institutes and banks for 2009 recently settled down at between minus four and five percent. The forecast issued by Commerzbank in March, predicting a fall in gross domestic product of even six to seven percent, was especially gloomy. This pessimism is fed in particular by the sharp drop in industrial production. Having been severely hit by the collapse in new orders and exports in January, the manufacturing sector cut back its production by an unexpectedly high level of 7.5% compared with the previous month.

By the spring, no turnaround was yet in sight in terms of the development in new orders in German industry. The labor market can therefore also not be expected to show any speedy recovery. Unemployment figures can rather be expected to track the development in GDP following a lag of several months. Government-subsidized short-time work has delayed the recession spilling over onto the labor market. According to forecasts, however, the expiry of short-time work in 2010 could be followed by a sharp rise in unemployment totals to well over four million. This factor increases the downside risk for domestic demand, which also cannot expect to receive any assistance from business investment in 2009.

Signs of hope were few and far between at the end of the first quarter of the calendar year. One small consolation in March was the surprising increase in the ZEW indicator of economic sentiment and in European procurement manager indices. The reduced rate of economic decline reflected in these figures meant that the prospect of the recession bottoming out in the second half of 2009 is now at least within the realm of the possible. According to the Ifo business climate index for the same month, the business climate may have fallen to the lowest level since the early eighties, but business expectations nevertheless improved for the third consecutive month. According to one rule of thumb, this provides an indication of a forthcoming economic turnaround.

Hopes that the German economy might stabilize as the year progresses are pinned on the Federal Government's economic stimulus programs, falling interest rates and low commodity and consumer prices. Government investment and consumer spending can be expected to act as important anchors in this respect.

**Sector-specific opportunities**

The greatest uncertainty for 2009 and 2010 involves consumer spending. Many economic observers assume that private household consumer spending, which accounts for almost 60% of German GDP and is traditionally not subject to any significant rates of change, could cushion, if not entirely avert, any downturn in the overall economy precisely because of its inertia. Unlike companies, consumers should not yet feel any major effects of the crisis during 2009. According to the GfK Group, the issue of unemployment is only expected to affect consumer spending towards the end of the year. In February, this Nuremberg-based consumer research company forecast consumer spending growth of up to 0.5% in 2009.

Consumer sentiment has received support since the end of 2008 from the marked decline in inflation and substantial reduction in gas and energy prices. This has boosted purchasing power, which has also benefited from the pay rises agreed in the past year. Not only that, the government's old car scrapping incentive program and the prospect of commuter tax relief repayments have also helped shield consumer confidence from the effects of the crisis. The GfK consumer confidence index thus brightened up slightly in March and also remained stable in April in spite of daily crisis reports.

In its forecast for 2009, the Association of German Retailers (HDE) expects retail sales to range between zero and minus 1% in nominal terms. Adjusted for prices, that would be equivalent to growth of minus 1% to 2%. Given the bleak economic outlook, the German retail sector would thus post a creditable performance. According to HDE, the results are primarily dependent on developments on the labor market in the second half of the year.

The construction industry could play a key role in overcoming the recession in 2009. The financial crisis will only hit the construction sector in the medium term, as a backlog of non-residential construction work from 2008 has cushioned the order situation. At the beginning of the year, Germany's Central Construction Industry Association expected the recession in the overall economy only to reach the construction industry from the summer of 2009 onwards, following a stable first half to the year. Business construction sales are expected to decline by 5% in nominal terms, while government construction and construction work on existing residential property should benefit from government economic stimulus programs. All in all, based on an optimistic assessment, sales in the main construction sector could match those in the previous year in nominal terms.

The extent to which the German DIY and garden store sector would be affected by macroeconomic developments in 2009 could not yet be foreseen at the beginning of the year. The first calendar quarter of 2009, for which no data was publicly available upon completion of this report, can be expected to have been characterized by a weak sales performance in February and March. The prolonged severe winter, which extended far into the spring, delayed the kick-off to the crucial spring season. The BHB sector association has underlined that it will be necessary to wait for the results of at least the first three months before any reliable forecast can be issued for the year as a whole, and has also pointed to the considerable degree of forecasting uncertainty due to the economic crisis. However, while other retail segments can expect to see falling sales, sector observers also see opportunities for growth at German DIY players – even in the crisis.

**Capital resources and solid concept as decisive factors**
Since the intensification in the financial crisis in 2008, there has been a marked increase in consolidation pressure within the DIY and garden store segment. Alongside the unrelentingly tough competition in terms of price and quality in the German DIY market, with its excess capacity, some players have now also witnessed a dramatic reduction in their financing options. Expansion and modernization projects have had to be scaled down or even cancelled for reasons of necessity, as have maintenance investments. This is particularly the case at players with thin equity cover, low liquidity, less competitive cost structures and conceptual deficits.

Thanks to our clear market position and the consistency with which we have continuously enhanced our large-scale retail format in Germany and abroad, we continue to see further growth potential in the German and European DIY market even in the more difficult economic climate. Based on our solid equity resources, high volume of company liquidity and broad and flexible financing portfolio, we are in a position to exploit expansion opportunities in a targeted manner and to invest in the future in spite of the turbulence on the international financial markets.

**Exploit customer potential and structural advantages**
Germany is the largest DIY market in Europe. In no other EU country do consumers spend more on DIY, home improvement and garden products. Its size alone makes the German DIY market interesting. However, the challenge facing players in the market is that German DIY and home improvement stores have not yet fully exhausted their customer potential. In Germany, this distribution channel covers less than half of the estimated DIY market volume. Unlike in the UK and France, the majority of DIY products are purchased in specialist retail stores, at builders' merchants outlets or via other distribution channels. This indicates that there is potential for DIY stores if they succeed in gaining further market share from competing sales formats by offering appropriate customer focus and concepts. With our large-scale concept, which enables us to compete on equal terms with established specialist retailers, we believe that we are well positioned in this respect.

One general problem relates to excess surface capacity in the densely occupied German market. However, the question of overcapacity has to be viewed from a variety of angles. Much depends on competitive conditions in the respective catchment areas. On a local and regional level within Germany, there are still conurbations with below-average coverage with DIY stores and garden centers. We are exploiting these "gaps" to achieve selective growth. Within the respective local competitive situation, we are able to draw on our structural advantages and benefits of scale, factors reflected in particular in the attractiveness of our locations and the highest surface productivity of any leading German DIY store operator. Taken together with the largest average store size in Europe, this means that HORNBACH has enormous crowding-out potential.

**Renewed focus on house and garden**

Past experience shows that people are more prone to withdraw into their own private spheres in times of uncertainty (cocooning). Consumers pay greater attention to their own four walls once again and are willing to invest in embellishing and equipping their homes. Home improvement and the pleasure consumers derive from designing their own living space is becoming ever more popular as a leisure activity. Market researchers agree that the garden market will be among the more dynamic sectors of the economy in future as well. Consumers accord great importance to gardening and designing open-air spaces adjacent to their homes. According to studies performed by BBE Retail Experts, the garden market has returned to its growth course once again following several weaker years. The market volume is expected to grow by four percent in the period from 2009 to 2013. The DIY market stands to benefit from these developments. With its concept, HORNBACH focuses in particular on the needs of project customers, regardless of whether the projects involved relate to consumers' houses, apartments or gardens.

**Ray of hope in declining housing construction market**

The number of building permits issued in Germany hit a new low in 2008. Compared with the previous year, 5.6% fewer apartments were approved. Homes in detached and semi-detached houses were especially hard hit, with downturns of 6.9% and 6.0% respectively. Consumers' changing attitudes towards home ownership triggered by the economic crisis and demographic trends might nevertheless compensate for the declining trend in new housing construction at least in part.

In view of the massive destruction of value on the capital markets in the course of the financial and economic crisis, many investors have rethought their approach. In the hunt for safe havens for cash investments and retirement savings, owner-occupied property, in conjunction with the relevant government subsidies ("Wohn-Riester"), may well become increasingly attractive as a resilient asset. At the same time, based on estimates compiled by LBS Research, the total number of private households should continue to rise for at least the next ten to 15 years. The main reason stated for this development is the ongoing trend towards smaller households. Changing lifestyles are leading to higher numbers of single-person households, especially among younger and middle-aged members of the population. Increasing life expectancy is leading to further growth in the number of smaller-scale households among senior citizens as well. LBS estimates that one and two-person households will already account for 77% of all households by 2020, five percentage points higher than in 2005. This could provide new construction activity with positive momentum, a development which could also generate increased demand for construction materials in the DIY sector.

**Growth in the core business of modernization**

Construction work on existing buildings (the modernization and renovation market) has become an ever more important factor in the business performance of DIY and garden stores in recent years. Since 1998, sales in the modernization market have exceeded new construction volumes. More than 70% of the total construction volumes of almost € 130 billion now involve modernization projects, while new construction only accounts for just under 30%. According to figures released by the market research company Heinze, construction volumes should remain stable through till 2020, as the modernization market will be able to make up for the loss of sales in the declining new construction business. This means that the DIY sector can justifiably expect to see a certain degree of stability in terms of construction investments, all the more so since experts view the modernization of residential property as being relatively crisis-immune. Notable growth drivers in this respect include the age structure of apartments and houses, building energy efficiency, senior-friendly renovation work and the positive impact of inheritance between generations.





- The age structure of apartments and houses in Germany indicates an increasing need for maintenance and modernization work. Of all apartments, 75% are more than 30 years old, while only around 3% have been built since 2000. According to a study by Dekra, almost one in three detached houses in Germany is in need of renovation. Half of the owner-occupied houses built between 1949 and 1960 have not yet been extensively renovated and do not meet current technology standards in terms of energy efficiency. Given that the property will decline in value unless renovation measures are undertaken, the need for construction services and products can be expected to increase. There is a great need for investment in heating technology and heat insulation. Merely to safeguard the utility value of owner-occupied properties via maintenance work, home owners would have to invest between € 5,000 and € 20,000 each, according to Dekra.

- The long-term increase in energy costs and climate protection mean that energy efficiency is increasingly gaining in significance. Energy-saving measures in and around the house enable energy consumption to be cut by up to 70%. In the first economic stimulus package adopted at the beginning of December 2008, the Federal Government stocked up the $CO_2$ building renovation program at the Kreditanstalt für Wiederaufbau (KfW) with a further three billion euros for the period 2009 to 2011. This KfW program enables homeowners to obtain low-interest loans or grants for environmentally-friendly investments in energy-saving measures in their houses and apartments. The Federal Ministry of Transport, Building and Urban Affairs drew a positive balance for the first two months of 2009. In spite of the crisis and the severe winter, more than 12,000 subsidy applications, corresponding to an investment volume of around € 1.2 billion, were approved – around 20% more than in the equivalent period in the previous year. The improved tax deductibility of work performed by tradesmen has also provided an additional incentive for maintenance and modernization projects. These measures can be expected to benefit the DIY business, as many private building clients, professional housing companies and tradesmen will also cover their need for construction materials via the DIY sector.

- The gradual introduction of the energy pass starting in 2008 should also provide positive momentum for high-performance, service-driven DIY store operators. Following the entry into force of the Energy Saving Ordinance (EnEV), house owners have to present new tenants and owners with a pass concerning energy consumption levels at their property. The needs-based energy pass is obligatory for buildings with up to four apartments built before 1978. The pass provides tenants and buyers of apartments and houses with information on the condition of the building, oil or gas consumption levels, heat insulation and incentives for renovation. Individuals hoping to obtain support from state subsidy programs in future will be required to present their needs-based energy pass.

- In 30 years, around 7.5 million people in Germany, and thus almost twice as many as today, will be more than 80 years old. 23.7 million people in Germany will then be older than 65. Given these demographic developments, senior-friendly construction involves the challenge of adapting existing living space to enable elderly people to retain their freedom and live independently in their familiar surroundings for as long as possible. Demand for senior-friendly construction solutions, such as barrier-free access to buildings and flats, the addition of elevators, and door-widening and sanitary conversion measures, will therefore continue to rise. The government promotes investments in senior-friendly renovation work by offering KfW loans with subsidized interest rates. Additional funds of around € 240 million will be made available as part of the economic stimulus package for the period from 2009 to 2011.

- Experts estimate that assets totaling around € 3.3 trillion will be bequeathed between generations in Germany between 2009 and 2020. Almost half of all inheritances also involve property. The transfer of such property to the new generation in many cases also triggers a decision to undertake renovation work or refurbishment.

The modernization market, and in particular senior-friendly construction and investments in energy efficiency, will play an ever more important role for the DIY and garden store sector in future. With the competence of its range of products and services, HORNBACH has already prepared for this growth market at an early stage.

**Opportunities offered by internationalization**

Over and above the opportunities available in the German DIY market, the company's expansion into other countries offers additional growth prospects. Numerous leading German DIY store players already took the decision to expand outside their own borders years ago. We continue to see promising growth opportunities for HORNBACH outside Germany. Since our market entry in Austria in 1996 and gradual expansion into eight further European countries, the like-for-like growth of our international business has averaged more than 5% per year. In view of the increasing maturity of regional DIY markets, as well as of the negative impact of the global economic crisis on consumers, the annual rates of growth in coming years can be expected to fall short of this long-term average. We nevertheless still see potential for generating higher rates of sales growth abroad than in Germany. We believe that this is also the case for East European markets, which are suffering badly from the current recession due to their high degree of dependence on the international automobile industry in some cases, falling rates of foreign investment and inflation driven by exchange rate movements. The higher level of construction activity compared with Germany, a greater need to catch up in terms of renovation and modernization work, and widespread enthusiasm for home improvement provide our DIY megastores with garden centers in Eastern Europe with good prospects for long-term sales and earnings growth.

Not only that, the intensity of competition in the large DIY and home improvement store segment is considerably lower in some countries than in Germany or Austria. Thanks to their attractive product ranges and price structures, players operating DIY megastores with garden centers have in recent years successfully expanded their market share at the expense of small and medium-sized domestic retailers. The success of our business performance in Europe justifies our further international expansion and, by diversifying risks, will make us more independent of market conditions in Germany.

**Strategic opportunities**

Our aim is to continually expand HORNBACH's position in the European DIY market by means of organic growth. Our sales and profitability are to be sustainably increased by expanding our internationally successful retail format. This involves focusing on the strategic enhancement of our concept and the expansion of our store network at locations with above-average growth potential in Germany and abroad. Account will also be taken of the opportunities resulting from the changes in the underlying economic and sector conditions referred to above.

- The company's strategy is focused on the concept of projects. HORNBACH is increasingly able to differentiate itself from its competitors with this approach, which is reflected in its product range, service and pricing policies. This **unmistakable differentiation** is necessary for the active promotion of the consolidation process, especially in Germany. Our solid financial resources, public corporate rating and the flexibility available to us in refinancing the business on the capital market will enable us to invest considerable sums in differentiating HORNBACH's format in future as well. This factor is all the more important in the light of the financial and economic crisis. At the same time, we will be closely monitoring which corporate strategy options arise on account of the process of further consolidation in the DIY sector in Germany and on a European level.

- One unshakable component of our uniform strategy across the Group is our reliable **permanent low price policy**. We believe that we are better able to retain customers at HORNBACH in the long term by offering and guaranteeing the best market price on a permanent basis. In particular, our main target group of project customers, who often undertake large-scale renovation work, needs to be able to budget in the long term. This is hardly possible with temporary discount campaigns.

- DIY customers accord priority not only to competitive prices, but also to the **quality** of the products and advisory services on offer. By focusing on the quality of our product ranges and professional advice for all DIY and home improvement projects, we were able to boost customer demand significantly in the 2008/2009 financial year. We see our quality-driven concept as being confirmed by a representative survey commissioned by HORNBACH from forsa. According to this survey, advice from competent personnel and high quality goods play the decisive role for three quarters of the customers interviewed in their evaluation of DIY stores.

- We believe that we are excellently positioned in the sector with regard to the ever more important **market for modernization** and, within this market, with regard to the increasingly strict legal requirements governing the **energy efficiency of buildings**. We will continue in future to launch complex projects, such as the insulation of facades or the replacement of windows and doors, as "Project Shows" at the stores. The "Project Show" is an innovative marketing instrument aimed at intensifying the project concept. Presentations held in special event sections at the stores provide customers with specialist advice, information and suggestions as to how they can undertake renovation projects or realize their dream living space either under their own steam or with specialist support. These activities are to be extended to cover the entire building shell and will be accompanied by service packages from our tradesperson service. Moreover, considerable sales potential is also provided by public sector programs subsidizing the renovation of old properties in terms of energy efficiency or to make them senior-friendly. In view of this, we offer an extensive database on our homepage (www.hornbach.de) enabling customers to research subsidy programs provided on federal, state and district levels, as well as by energy supply companies. The public sector subsidizes new construction projects and the renovation of existing building stock, as well as projects relating to listed buildings and ensembles.

- We see the **Buy-it-yourself** (BIY) or Do-it-for-me market segment as harboring promising growth potential. This segment includes the target group of those customers who are on the lookout for solutions for their home improvement projects and who wish to purchase the product ranges themselves, but who then prefer to have the work undertaken by a specialist. We also view this market segment within the broader context of the ageing population in Germany and other parts of Europe. To tap this potential, we have, among other measures, extended our range of tradesperson services. It is possible, for example, to have an entire bathroom renovation or the fitting of doors, garage doors, or awnings conveniently handled with HORNBACH acting as the general contractor guaranteeing that the work is carried out on time, correctly and at the agreed fixed price, as well as assuming responsibility for the warranty.

- Furthermore, we are expanding our range of services, information and advice in order to attract **new customer groups** to HORNBACH. This range includes home improvement demonstrations at the stores intended to motivate customers to do it themselves, special workshops for women, and the targeted use of step-by-step displays. These measures are backed up by the promotion of skills on the part of the store personnel with the aim of achieving a further increase in product expertise and advisory competence, and thus in customer satisfaction. Our DIY megastores with garden centers are also increasingly of interest to professional customers. Generous opening hours, the stocking of large quantities, the rapid handling of purchases at our drive-in stores and builders' merchant centers, and the uncomplicated acceptance of residual volumes no longer required make HORNBACH an attractive alternative to traditional retail or wholesale procurement sources.

- The exploitation of opportunities is not limited to further enhancing our concept or accessing market segments. We are also focusing on **optimizing our operating processes**. The processes involved in store organization, sales and the links to procurement and logistics are subject to a process of ongoing enhancement. This is expected to have a sustainable positive impact on the Group's sales and earnings performance.

- We will press further ahead with **internationalizing group procurement**. Broad access to global procurement markets and our strategic, long-term partnership with suppliers and industry are of key significance in this respect. This partnership is of benefit to both sides. We provide each supplier with the opportunity of supplying all of our stores as efficiently as possible. Our ingenious logistics infrastructure plays the key role in this respect. Suppliers are able make large-scale logistical deliveries directly to each location, or to supply the merchandise indirectly via one of our three central logistics hubs, where large numbers of individual deliveries are pooled using the cross docking function. We thus also provide regional manufacturers with the opportunity of growing with HORNBACH outside their existing sales regions, i.e. of supplying goods to additional countries or to the entire Group should their capacity permit. The fact that our retail format is increasingly attracting professional customers to HORNBACH has enabled us to acquire production specialists who would otherwise only supply professional specialist retailers. The flexible dovetailing of our suppliers with the company's logistics structures optimizes the value chain and secures a significant competitive advantage for us. The proximity of our suppliers to procurement structures in the individual countries enables us to optimally adapt our project-based product selection to regional requirements in those countries and to improve our margins due to benefits of scale. We are tapping further earnings potential by increasingly developing private labels in cooperation with partners. These provide our customers with attractive value for money, while at the same time differentiating us from the competition.

**Outlook for the Group**

The medium-term company planning has a budgeting horizon of five years and is updated and extrapolated annually. The basis for forecasting developments in the 2009/2010 to 2013/2014 financial years involves substantial uncertainties. These have intensified still further since the completion of the strategic planning process at the end of 2008 on account of increased downside macroeconomic risks. It is difficult to predict the short and medium-term implications of the global economic crisis on the sales, procurement and refinancing markets in those countries in which HORNBACH operates. The meaningfulness of forecasts is severely limited, as no past empirical figures are available to assess key aspects of the financial crisis and the chances of success for the state aid programs intended to counter the effects of the crisis. It is particularly difficult to predict whether, when and to what extent any possibly drastic reduction in employment will impact on consumer demand. We are reacting to these uncertainties by planning more defensively than in the past. Utmost priority is accorded to flexibility in managing the company and to safeguarding the liquidity and earnings power of the HORNBACH-Baumarkt-AG Group.

**Expansion**

While our five-year planning was based on an average of seven new store openings per year in the past, in the 2009/2010 and 2011/2012 financial years we will be reducing the pace of our expansion in favor of maintaining a higher liquidity cushion and will be managing our investment planning on a short-term basis. This will enable us to cut back or postpone investments at short notice should our business performance fall short of our expectations. Assuming that the business performance remains within the range we expect, however, then we also aim to exploit financial scope for investments in the future. Alongside new store openings, this also includes store extensions and the acquisition of reserve land, for which the supply and purchase prices may in some cases be more attractive than in the past due to the financial crisis.

Only by the end of the budgeting horizon, i.e. in the 2012/2013 and 2013/2014 financial years, do we expect the macroeconomic framework to normalize. We then plan to open new stores at an average rate of seven a year once again. Depending on the progress made in the building permit and construction planning stages, store openings may be rescheduled between individual years. The majority of new stores are to be opened outside Germany.

Two new HORNBACH DIY megastores with garden centers are due to be opened in the current 2009/2010 financial year. Both locations are abroad. Alongside our third store in Romania, which was opened in Brasov in March 2009 already, the opening of our fifth store in Switzerland is also planned. This DIY megastore with a garden center in Galgenen (Schwyz canton) is expected to commence sales at the end of 2009. Provided that sales and earnings expectations are met and that financing terms permit, HORNBACH plans to open up to five new stores outside Germany in the 2010/2011 financial year. One existing store is expected to be closed in the same year and should be replaced in the following year by the construction of a modern DIY megastore with a garden center. All in all, based on the expansion planned for the current and next financial years, the number of HORNBACH DIY megastores with garden centers across the Group is set to increase to up to 136 by February 28, 2011 (February 28, 2009: 129).

**Investments**

Assuming that sales and earnings develop as expected, the gross investment volume budgeted for the HORNBACH-Baumarkt-AG Group in the 2009/2010 and 2010/2011 financial years should exceed the level seen in 2008/2009 (€ 84 million). The overwhelming share of these funds will be channeled into building new stores, equipping new and existing stores, and acquiring land. Investments will mainly be financed by drawing on the free cash flow from operating activities, as well as on the funds released by sale and leaseback transactions.

**Sales performance**

Our ongoing objective is that of achieving sustainable growth in the core operating business of the HORNBACH DIY megastores with garden centers. We have based our forecast for the current and next financial years on the expectation that the rate of sales growth in those European countries in which we operate HORNBACH stores will slow compared with average rates of growth in the past. Consolidated sales growth will also be dampened by the deliberate reduction in the pace of expansion.

- In view of the robust consumer climate to date and given the measures cushioning developments on the labor market (catchwords: government-subsidized reduction in working hours and social security systems), we expect Germany to show less volatility overall than other countries in terms of its sales performance in the current financial year. Should positive macroeconomic forces gain the upper hand once again in the second half of 2009, then we expect to see further sales growth, also on a like-for-like basis. However, should the recession continue well into 2010, thus impairing the consumer climate more severely than expected, then the possibility of a reduction in like-for-like sales cannot be excluded. Irrespective of the given scenario, our strong market position makes us confident that our sales performance will continue to exceed average growth rates in the sector in future as well, enabling us to consistently increase our share of the German market.

- In other European countries, we aim to raise our sales from year to year, thus continually increasing the international share of sales at the HORNBACH-Baumarkt-AG Group (2008/2009: 41 %). At present, we see our sales performance as being more exposed to risks of fluctuation in other European countries than in Germany. This mainly involves those countries especially hard hit by the drastic downturn in production in the global automotive industry, such as Sweden, Slovakia and the Czech Republic. The economic crisis can be expected to leave its mark on these countries' labor markets both earlier and more severely than in Germany. In some countries outside the euro area, such as

Romania, private households' income situation has been additionally burdened by rising prices due to significant depreciation in the respective national currency against the euro. Thanks to the distribution of risks across our European store network, we are able to compensate at least in part for reductions in sales in individual regions with above-average sales growth in other regions. Should the economy slide into an even more severe recession, then a downturn in like-for-like sales also has to be expected at the international stores.

Accounting for the opportunities and risks involved in future developments outlined above, we nevertheless continue to believe that sales growth is realistic over the two-year forecast period both in Germany and in other European countries. We expect consolidated sales, i.e. net sales including newly opened stores, to show growth in a low to medium single-digit percentage range in the current 2009/2010 financial year and to exceed this figure in the 2010/2011 financial year.

**Earnings performance**

Given the macroeconomic imponderables, it is not possible to formulate any specific earnings forecast for the current and next financial years. We will therefore conclude this report by providing some indications for the two business segments, "DIY stores" and "Real estate". These form the basis for the future earnings performance of the Group.

- The development in operating earnings in the **DIY store segment** is crucially dependent on the as yet unforeseeable rate of change in like-for-like sales. Based on our expectations, the gross margin should remain stable over the two-year forecast period. We expect to be able to balance out potential risks resulting from any intensification in price competition on the one hand by exploiting opportunities for lower prices on procurement markets due to macroeconomic and commodity-related factors, and changes in the product mix on the other hand. We aim to counter the risk of sales slowing due to macroeconomic factors by enhancing the productivity of our store operations and administration processes, i.e. by reducing store and administration expenses as a percentage of net sales. Pre-opening expenses will decrease as a percentage of sales in the 2009/2010 financial year due to the lower number of new store openings compared with the previous year and will then in all likelihood rise once again in the following 2010/2011 financial year.
- The **real estate segment** encompasses the retail properties owned by companies in the HORNBACH-Baumarkt-AG Group, which are let or charged on at customary market conditions within the Group to the respective DIY megastores with garden centers. Furthermore, non-operating profits and losses generated by sale and leaseback transactions are also reported in the real estate segment. We expect to see substantially lower earnings contributions from the real estate segment in 2009/2010. While disposal gains of around € 37 million were generated from real estate transactions in the 2008/2009 financial year, no significant disposal gains are budgeted for the current 2009/2010 financial year. Two sale and leaseback transactions are still outstanding in connection with the completion of the sale of a total package of five DIY store properties initiated in the previous year. Assuming that these are successfully completed in the current financial year, we expect to post disposal gains of around € 1 million. The predominant share of the budgeted inflow of funds of around € 52 million is to be reinvested into the construction of new stores owned by the HORNBACH-Baumarkt-AG Group.

Due mainly to significantly lower earnings in the real estate segment, the operating earnings (EBIT) of the HORNBACH-Baumarkt-AG Group will decline in the current financial year (2009/2010) to a positive figure substantially lower than the earnings posted for the 2008/2009 financial year. Earnings in the 2010/2011 financial year are budgeted to exceed the previous year's figure.

Since its IPO in 1993, the challenges involved in the future development of the HORNBACH-Baumarkt-AG Group have never been as great as they are in the current financial and





economic crisis. The macroeconomic insecurity merely serves to raise the expectations we place in the continuous enhancement of our business model. To strengthen the earnings power of the HORNBACH-Baumarkt-AG Group on a sustainable basis, we aim to focus even more closely than in previous years on optimizing merchandise input costs, and on structuring the operating processes involved in our store operations, logistics and administration with the maximum possible degree of cost efficiency and customer focus. In this, we stand to benefit from, among other factors, the structural advantages of our DIY megastores with garden centers, our uniform systems landscape across Europe, and the competitive advantages offered by our international procurement organization.

## Report pursuant to Section 315 (4) (HGB)

As the parent company of the HORNBACH-Baumarkt-AG Group, HORNBACH-Baumarkt-AG participates in an organized market as defined in Section 2 (7) of the German Securities Acquisition and Takeover Act (WpÜG) by means of the shares with voting rights thereby issued and therefore reports in accordance with Section 315 (4) of the German Commercial Code (HGB) pursuant to the Takeover Directive Implementing Act.

**Composition of share capital**

The share capital of HORNBACH-Baumarkt-AG, which amounts to € 47,220,180, is divided into 15,740,060 ordinary bearer shares with a prorated amount in the share capital of € 3.00 per share. Each individual ordinary share entitles its holder to one vote at the Annual General Meeting. Reference is made to the corresponding stipulations of stock corporation law in respect of the further rights and obligations relating to ordinary shares.

**Direct or indirect shareholdings in the capital**

HORNBACH HOLDING AG, based in Le Quartier Hornbach 19, Neustadt an der Weinstrasse, Germany, holds more than 10% of the voting rights. Its shareholding, and thus its share of voting rights, amounted to 77.2% as of February 28, 2009.

**Change of control**

Substantial agreements taking effect upon any change of control are in place between HORNBACH-Baumarkt-AG and third parties in respect of contracts relating to the long-term financing of the Group.

**Statutory requirements and provisions in the Articles of Association relating to the appointment and dismissal of members of the Board of Management and to amendments to the Articles of Association**

The appointment and dismissal of members of the Board of Management (Sections 84 and 85 of the German Stock Corporation Act – AktG) and amendments to the Articles of Association (Sections 133 and 179 of the German Stock Corporation Act – AktG) are based on the respective statutory requirements set out in stock corporation law.

**Powers of the Board of Management to issue and buy back shares**

Pursuant to Section 4 of the company's Articles of Association (Share Capital), the Board of Management is authorized, subject to the consent of the Supervisory Board, to increase the company's share capital up to July 10, 2013 by issuing new ordinary shares on one or several occasions by a total of up to € 7,500,000.00 in return for cash contributions (Authorized Capital I). The new shares may in each case be issued as ordinary shares with voting rights or as non-voting preference shares. The Board of Management is authorized, subject to the consent of the Supervisory Board, to determine the further details concerning the execution of capital increases. Shareholders are generally to be granted subscription rights when the authorized capital is drawn on. However, the Board of Management is entitled, subject to the consent of the Supervisory Board, to exclude shareholders' subscription rights:

- in order to settle residual amounts
- to the extent that it is necessary to grant subscription rights to the holders of conversion or option rights issued or still to be issued by the company or by direct or indirect wholly-owned subsidiaries to the extent that they would be entitled to such shares following the exercising of their respective conversion or option rights
- to offer new shares up to a total volume of € 750,000.00 to employees of the company and its subsidiaries for subscription as employee shares
- to the extent that the proportion of share capital attributable to the new shares for which subscription rights are excluded does not exceed ten percent of the existing share capital either at the time of this authorization being adopted or at the time at which such authorization takes effect or is exercised and that the issue price of the new shares does not fall significantly short of the respective stock market price. Shares issued, disposed of or to be issued by any other direct or corresponding application of Section 186 (3) Sentence 4 of the German Stock Corporation Act (AktG) are to be imputed to this restriction to ten percent of the share capital. This relates in particular to the disposal of treasury stock undertaken on the basis of an authorization to dispose of treasury stock pursuant to Sections 71 and 186 (3) Sentence 4 of the German Stock Corporation Act (AktG), as well as to shares issued or to be issued in order to service bonds with conversion and/or option rights in cases where the respective bonds were issued on the basis of an authorization pursuant to Sections 221 (4) and 186 (3) Sentence 4 of the German Stock Corporation Act (AktG).

The Board of Management is authorized, subject to the consent of the Supervisory Board, to increase the company's share capital up to July 10, 2013 by issuing new individual shares on one or several occasions by a total of up to € 15,000,000.00 in return for cash or non-cash contributions (Authorized Capital II). The new shares may in each case be issued as ordinary shares with voting rights or as non-voting preference shares. The Board of Management is authorized, subject to the consent of the Supervisory Board, to determine the further details concerning the execution of capital increases. Shareholders are generally to be granted subscription rights when the authorized capital is drawn on. However, the Board of Management is authorized, subject to the consent of the Supervisory Board, to exclude shareholders' subscription rights to the extent that the capital increases in return for non-cash contributions are undertaken for the purpose of acquiring companies or shareholdings in companies. The Board of Management is further authorized, subject to the consent of the Supervisory Board, to exclude shareholders' subscription rights to the extent required to grant subscription rights to owners of conversion or option rights issued or still to be issued by the company or by its direct or indirect wholly-owned subsidiaries to the extent that the holders of these rights would be entitled to such shares following the exercising of their conversion or option rights. Moreover, residual amounts may also be excluded from shareholders' subscription rights.

The Supervisory Board is authorized to adjust the wording of the Articles of Association in line with the respective volume and level of utilization of the authorized capital and of any conditional capital.

*DISCLAIMER*

*This annual report is to be read in the context of the audited financial data of the HORNBACH-Baumarkt-AG Group and the disclosures made in the notes to the consolidated financial statements contained in the annual report. It contains statements relating to the future based on assumptions and estimates made by the Board of Management of HORNBACH. Statements referring to the future are only valid at the time at which they are made. Although we assume that the expectations reflected in these forecast statements are realistic, the company can provide no guarantee that these expectations will turn out to be accurate. The assumptions may involve risks and uncertainties which could result in actual events differing significantly from the forecast statements. The factors which could produce such variances include changes in the economic and business environment, particularly in respect of consumer behavior and the competitive environment in those retail markets of relevance for HORNBACH. Furthermore, they include a lack of acceptance of new sales formats or new product ranges, as well as changes to the corporate strategy. HORNBACH has no plans to update the forecast statements, neither does it accept any obligation to do so. The diagrams and charts, as well as the comments relating to such, have been provided for illustrative purposes and do not form part of the management report.*

# DIRECTORS AND OFFICERS

**Supervisory Board**

**Albrecht Hornbach**
Chairman (since March 1, 2009)
Chairman of the Board of Management
HORNBACH HOLDING AG
Annweiler

**Dr. Wolfgang Rupf**
Chairman (July 10, 2008 to February 28, 2009)
Further Deputy Chairman (since March 1, 2009)
Managing Director of AKV Altkönig Verwaltungs GmbH
Königstein

**Kay Strelow** * since July 10, 2008
Deputy Chairman
Section Manager, Berlin-Marzahn Store
Neuenhagen

**Kerstin Heidtke** * since July 10, 2008
Sales Assistant, Saarbrücken Store
Völklingen

**Jörg Heine** * since July 10, 2008
Incoming Merchandise Manager, Duisburg Store
Duisburg

**Rudolf Helfer** *
Deputy Chairman (until July 10, 2008)
Senior Occupational Safety Specialist
Bad Dürkheim

**Sabine Hoffmann** * since July 10, 2008
Sales Assistant, Nuremberg Store
Nuremberg

**Wolfger Ketzler** since July 10, 2008
Attorney and Tax Advisor
Beiten Burckhardt Rechtsanwaltsgesellschaft mbH
Hainbach

**Martin Hornbach**
Managing Director
mhb Beteiligungsgesellschaft mbH
Neustadt an der Weinstrasse

**Christian Lilie** *
District Manager, Germany South
Recklinghausen

**Paul Mir** until April 22, 2009
Group Commercial Director
Kingfisher plc
Paris

**Johannes Otto** *
Assistant Store Manager, Schwetzingen Store
Gorxheimertal

**Ralf Puley** * until July 10, 2008
Assistant Store Manager, Wuppertal Store
Radevormwald

**Dirk Reimers** * until July 10, 2008
Trade Union Secretary at ver.di Mainz
Wiesbaden

**Gerhard Wolf** until July 10, 2008
Chairman until July 10, 2008
Graduate in Business Administration
Worms

**Prof. Dr.-Ing. Jens P. Wulfsberg**
Professor of Production Technology
Universität der Bundeswehr Hamburg
Neritz

* Employee representative

## Supervisory Board Committees

### Audit Committee

| | |
|---|---|
| Wolfger Ketzler | since July 10, 2008 |
| Chairman | |
| Albrecht Hornbach | |
| Martin Hornbach | since July 10, 2008 |
| Paul Mir | until April 22, 2009 |
| Johannes Otto | since July 10, 2008 |
| Dr. Wolfgang Rupf | |
| Gerhard Wolf | until July 10, 2008 |
| Chairman (until July 10, 2008) | |

### Personnel Committee

| | |
|---|---|
| Dr. Wolfgang Rupf | |
| Chairman (since July 10, 2008) | |
| Rudolf Helfer | |
| Albrecht Hornbach | until July 10, 2008 |
| Wolfgang Ketzler | since July 10, 2008 |
| Gerhard Wolf | until July 10, 2008 |
| Chairman (until July 10, 2008) | |

### Mediation Committee

| | |
|---|---|
| Dr. Wolfgang Rupf | |
| Chairman (since July 10, 2008) | |
| Rudolf Helfer | until July 10, 2008 |
| Albrecht Hornbach | |
| Wolfger Ketzler | since July 10, 2008 |
| Paul Mir | until April 22, 2009 |
| Kay Strelow | since July 10, 2008 |
| Gerhard Wolf | until July 10, 2008 |
| Chairman (until July 10, 2008) | |

## Board of Management

### Members of the Board of Management and their areas of responsibility

**Steffen Hornbach**
Chairman
Graduate in Engineering
Construction and Technical Procurement, Real Estate Development, Company Development and Logistics, New Distribution Channels

**Roland Pelka**
Deputy Chairman (since December 16, 2008)
Graduate in Business Administration
Finance, Accounting and Tax, Group Controlling and Risk Management / Loss Prevention, Internal Audit, Investor Relations, Information Technology, Legal Department

**Susanne Jäger**
Businesswoman
Operative Procurement, International Store Planning, Store Development, Store Conversion

**Jürgen Schröcker**
Graduate in Business Administration
Marketing, Market Research, Internal Communications, Public Relations, Project Show / Sales Promotion, Human Resources

**Manfred Valder**
Businessman
Operative Store Management, National and International, Strategic Procurement, Environmental Issues, Sales

# REPORT OF THE SUPERVISORY BOARD



Albrecht Hornbach

**Dear Ladies and Gentlemen,**

During the past 2008/2009 financial year, we addressed the situation, perspectives and strategic alignment of the company in great detail. We advised the Board of Management in its management of the company and monitored its conduct in accordance with the requirements of the law, the articles of association and the code of procedure. At our meetings, the Board of Management provided us with regular, prompt and extensive written and oral reports on the business performance and the economic situation of the company and its subsidiaries. The Supervisory Board was involved in decisions of major significance for the company. Moreover, the Chairman of the Supervisory Board was in regular contact with the Board of Management, and especially with the Chairman of the Board of Management, outside the framework of meetings to discuss significant issues and also to hold a number of consultations.

**Meetings of the Supervisory Board**

The Supervisory Board met on a total of five occasions during the 2008/2009 financial year. No member of the Supervisory Board attended fewer than half of the meetings. No conflicts of interest arose on the part of members of the Board of Management and Supervisory Board during the year under report.

At our meetings, we held extensive discussions with the Board of Management and advised it on the economic situation of the company, its business performance, business policy, investment and financial policy, as well as on the company's risk and opportunity situation and its risk management on the basis of written and oral reports provided by the Board of Management. In addition, the Board of Management provided regular written and oral reports on the situation of the company and the development in its earnings and financial situation. Intensive discussions were held concerning those actions of the Board of Management requiring our consent. Following thorough examination and discussion of the proposals submitted by the Board of Management, the Supervisory Board then at its meetings consented to all of the respective measures.

At the meeting of the Supervisory Board held on May 20, 2008 to approve the annual financial statements, we examined the annual and consolidated financial statements in great detail in the presence of the auditor, as was also the case on May 19, 2009. The report of the Audit Committee on its work and the findings of its audit were also addressed. All of the questions posed by members of the Supervisory Board were answered in detail by the auditors. The report of the Supervisory Board, the joint corporate governance report of the Board of Management and the Supervisory Board, amendments to the articles of association due to the exercising of share options (only in May 2008), and the risk and compliance report were also discussed at this meeting. The agenda for the Annual General Meeting, including the proposed resolutions, was approved.

At the meeting held directly before the Annual General Meeting on July 10, 2008, the Board of Management reported on the current situation of the Group. At the inaugural meeting of the newly elected Supervisory Board required to be held directly after the Annual General Meeting on July 10, 2008 due to the election of new members, the Supervisory Board elected a Chairman and two Deputy Chairmen. Moreover, the composition of the committees was also newly determined. The code of procedure of the Supervisory Board was amended at the same meeting to raise the number of members of the Audit Committee from five to six. In addition, the Board set dates for its regular meetings up to and including the 2009/2010 financial year.

The meeting held on December 16, 2008 focused on the discussion of the strategic 5-year plan compiled and presented by the Board of Management, which was subsequently approved. Following discussion and the forming of an opinion as to expected macroeconomic developments, and in particular as to the development of the DIY sector in Germany and the expected developments in the competitive situation, the Board affirmed the strategic foundations underlying the 5-year plan, including the financial and investment budgets. In coming years, the company's expansion will continue to focus on other countries. Targeted cost management is expected to lead to further reductions in costs. We believe that the store performance expectations are realistic. The Board also discussed the risk report. At the same meeting, the updated Declaration of Conformity with the German Corporate Governance Code was submitted pursuant to Section 161 of the German Stock Corporation Act (AktG) and then made available to shareholders on a permanent basis on the company's homepage. Apart from a few exceptions, HORNBACH-Baumarkt-AG has complied with and continues to comply with most of the recommendations of the German Corporate Governance Code. Only the following recommendations have not been complied with for the reasons outlined in the Declaration of Conformity: the disclosure of the compensation of members of the Supervisory Board on an individual basis, the setting of an upper age limit for members of the Supervisory Board, the setting of parameters of comparison in the context of the share option plan, and the new recommendation that a nomination committee be formed. Further information about corporate governance at HORNBACH-Baumarkt-AG can be found in the joint report of the Board of Management and the Supervisory Board from Page 21 onwards.

Furthermore, at the meeting on December 16, 2008 the Supervisory Board also discussed the updated risk report of the Board of Management and the integration into HORNBACH-Baumarkt-AG of group functions previously located at the HORNBACH HOLDING AG parent company, namely the construction, expansion and internal audit divisions. Since March 1, 2009, these tasks have been performed by HORNBACH-Baumarkt-AG. The relevant employees have been taken over.

The final meeting of the Supervisory Board on February 25, 2009 dealt with the company's operating budget for the coming 2009/2010 financial year, including the financial and investment budgets. The budgets thereby presented were subject to an in-depth review and subsequently approved. Moreover, a new business allocation plan was adopted for the Board of Management, as were amendments to the articles of association due to the exercising of share options. Furthermore, it was necessary to elect a new Chairman and a Deputy Chairman for the shareholder representatives following the announcement by the then Chairman, Dr. Wolfgang Rupf, and his Deputy, Wolfger Ketzler, that they would be standing down from their positions as Chairman and Deputy Chairman as of February 28, 2009.

**Committees and Committee Meetings**
The Supervisory Board has established three committees. The current composition of the committees can be found on Page 85 of this Annual Report.

The Audit Committee met on four occasions during the year under report. It discussed the annual financial statements of HORNBACH-Baumarkt-AG and the consolidated financial statements, the management reports, the proposed appropriation of profits and the audit reports, including the dependent company report, in the presence of the auditor and of the Chairman of the Board of Management and the Chief Financial Officer. Its deliberations also focused on the company's strategic and operating planning, the risk and compliance reports of the Board of Management, internal audit reports, the reports compiled by the Board of Management on the financial situation of the company, and the candidate to be proposed for election as auditor. The key focuses for the audit of annual financial statements as of February 28, 2009 were determined in the presence of and in liaison with the auditors. Moreover, the Committee discussed the quarterly reports as of August 31, 2008 and November 30, 2008.

The Personnel Committee met on one occasion to discuss the extension of the contract with one member of the Board of Management, the appointment of a Deputy Chairman of the Board of Management and adjustments to the compensation of the Board of Management.

It was not necessary to convene the Mediation Committee established pursuant to Section 27 (3) of the German Codetermination Act (MitBestimmG).

The Committee Chairmen provided extensive reports on the work of the respective committees to the meetings of the overall Supervisory Board.

**Composition of the Supervisory Board**

Scheduled elections were held for membership of the Supervisory Board. Sabine Hoffmann, Jörg Heine and Kay Strelow were newly elected to the Supervisory Board as employee representatives. Rudolf Helfer, Christian Lilie and Johannes Otto were re-elected. Kerstin Heidtke, Ralf Puley and Dirk Reimers left the Board.

Shareholder representatives were elected at the Annual General Meeting on July 10, 2008. As Gerhard Wolf, the previous Chairman of the Supervisory Board, no longer stood for election, Wolfger Ketzler was newly elected to the Supervisory Board, while Albrecht Hornbach, Martin Hornbach, Paul Mir, Dr. Wolfgang Rupf and Prof. Dr. Jens Wulfsberg were re-elected. At the inaugural meeting of the newly elected Supervisory Board held immediately afterwards, Dr. Wolfgang Rupf was elected as Chairman, while Kay Strelow and Wolfger Ketzler were elected as Deputy Chairmen. Following the decisions by Dr. Wolfgang Rupf and Wolfger Ketzler to stand down from their positions as Chairman and Deputy Chairman as of February 28, 2009, Albrecht Hornbach was elected as Chairman of the Supervisory Board and Dr. Wolfgang Rupf as a further Deputy Chairman as of March 1, 2009. Wolfger Ketzler remains Chairman of the Audit Committee.

**Annual and Consolidated Financial Statements**

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (KPMG), Berlin and Frankfurt am Main, audited the annual financial statements of HORNBACH-Baumarkt-AG and the consolidated financial statements as of February 28, 2009, as well as the management reports of HORNBACH-Baumarkt-AG and of the Group, and provided them in each case with an unqualified audit opinion. The consolidated financial statements were compiled in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU.

Moreover, KPMG confirmed that the risk management system fulfilled the relevant requirements and that no risks to the company's ongoing existence had been identified.

The audit for the 2008/2009 financial year focused on the delineation of the scope of consolidation, the correctness of the annual financial statements included in the consolidated financial statements, the consolidation of capital, the impairment review for non-current assets (IAS 36), the audit of the existence and measurement of inventories, the audit of the recognition and measurement of non-current assets held for sale (IFRS 5), the audit of the recognition and measurement of deferred taxes and liabilities, compliance with credit terms in connection with group financing, the correctness of the consolidated cash flow statement, the correctness of group segment reporting, the completeness and accuracy of the disclosures made in the notes to the financial statements, and the completeness and consistency of the statements made in the group management report.

The financial statements and audit reports were provided to all members of the Supervisory Board in good time. They were subject to detailed examination at the meeting of the Audit Committee on May 19, 2009 and at the subsequent meeting of the Supervisory Board held on the same day to approve the financial statements. The auditor took part in these discussions. He reported on the principal findings of the audit and was available to provide further information and to answer questions. Based on the findings of the preliminary audit undertaken by the Audit Committee and on the basis of our own examination of the documents provided by the Board of Management and the auditor, we did not raise any objections and endorse the findings of the audit undertaken by KPMG. We approve the annual financial statements compiled by the Board of Management for HORNBACH-Baumarkt-AG and the Group as of February 28, 2009; the annual financial statements of HORNBACH-Baumarkt-AG are thus adopted. We endorse the proposal made by the Board of Management concerning the appropriation of profits.

Furthermore, the Supervisory Board also reviewed the report provided by the Board of Management on relationships with associated companies pursuant to Section 312 of the German Stock Corporation Act (AktG). Neither this review nor the KPMG audit gave rise to any objections. KPMG granted the following audit opinion:

"On the basis of the audit and assessment we have undertaken in accordance with professional standards, we confirm that

1. the facts presented in the report are correct
2. the performance of the company in respect of the transactions set out in the report was not incommensurably high."

On the basis of its conclusive review, the Supervisory Board has no objections to the statement provided by the Board of Management at the end of its report pursuant to Section 312 of the German Stock Corporation Act (AktG).

HORNBACH-Baumarkt-AG has achieved superb results in an especially highly contested market, particularly in Germany, and has asserted its position within its competitive environment. The Supervisory Board would like to extend its thanks and appreciation to the Board of Management and to all of the company's employees, both in Germany and abroad, for their commitment and extremely successful work in the past financial year.

Bornheim, May 2009

The Supervisory Board
Albrecht Hornbach
Chairman

# LOCATIONS IN GERMANY


Germany

## Germany

**Baden-Württemberg**
Binzen
Esslingen
Göppingen
Heidelberg
Karlsruhe
Karlsruhe-Hagsfeld
Ludwigsburg
Mannheim
Mosbach
Pforzheim
Remseck
Rottweil
Schwetzingen
Sindelfingen
Sinsheim
Tübingen

**Bayern**
Altötting
Bamberg
Erlangen
Fürth
Ingolstadt
Kempten
Munich-Freiham
Munich-Fröttmaning
Neu-Ulm
Nuremberg
Passau
Straubing
Würzburg

**Berlin**
Berlin-Bohnsdorf
Berlin-Mariendorf
Berlin-Marzahn
Berlin-Neukölln
Berlin-Weissensee

**Brandenburg**
Ludwigsfelde
Marquardt
Velten
Vogelsdorf

**Bremen**
Bremen
Bremen Weserpark
Bremerhaven

**Hamburg**
Hamburg-Eidelstedt *

**Hessen**
Darmstadt
Frankfurt
Frankfurt-Niedereschbach
Hanau
Lohfelden (DIY megastore)
Lohfelden (garden center)
Mainz-Kastel
Wiesbaden

# LOCATIONS IN GERMANY


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Zone 3
Zone 2
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**Niedersachsen**
Braunschweig
Garbsen
Hanover-Linden
Isernhagen-Altwarmbüchen
Oldenburg
Osnabrück
Wilhelmshaven
Wolfsburg

**Nordrhein-Westfalen**
Bielefeld
Datteln
Dortmund
Duisburg
Essen
Gelsenkirchen
Gütersloh
Herne
Krefeld
Moers
Mönchengladbach
M'gladbach-Reststrauch
Münster
Niederzier
Paderborn
Wuppertal

**Rheinland-Pfalz**
Bornheim
Kaiserslautern
Koblenz
Ludwigshafen
Mainz
Pirmasens
Trier
Worms

**Saarland**
Neunkirchen (garden center)
Saarbrücken

**Sachsen**
Chemnitz
Dresden
Dresden-Prohlis
Görlitz
Leipzig

**Sachsen-Anhalt**
Magdeburg

**Schleswig-Holstein**
Kiel

**Thüringen**
Jena

* newly opened in 2008/2009 financial year

# LOCATIONS IN EUROPE


Sweden
Netherlands
Czech Republic
Luxembourg
Slovakia
Switzerland
Romania
Austria

## International

**Austria**
Ansfelden
Bad Fischau
Brunn a.G.
Gerasdorf
Hohenems
Krems
Leoben
Seiersberg
St. Pölten
Wels
Vienna-Stadlau

**Czech Republic**
Brno
Hradec Kralové
Olomouc
Ostrava
Prague-Czerny Most
Prague-Repy

**Luxembourg**
Bertrange

**Netherlands**
Alblasserdam
Geleen
Groningen
Kerkrade
Nieuwegein
Tilburg
Wateringen
Zaandam

**Romania**
Bucharest-Berceni
Bucharest-Militare *
Brasov **

**Slovakia**
Bratislava
Kosice

**Sweden**
Gothenburg
Malmö
Stockholm-Botkyrka *

**Switzerland**
Biel *
Etoy
Galgenen **
Littau
Villeneuve

* newly opened in 2008/2009 financial year
** newly opened in 2009/2010 financial year

# LOCATIONS





Zaandam, Netherlands





Frankfurt, Germany


HORNBACH

Prague, Czech Republic



Bratislava, Slovakia

## "The crazier, the better! Project customers are my favorites. Sometimes they want to do the craziest things, but don't know how. That's where I come in."

Rob Kniesmeyer, Professional Customer Advisor in Zaandam, Netherlands
Project: construction of a house boat



My project customer Mr. Romano is back again – a great customer. He's building a house boat under his own steam and keeps presenting me with new exciting challenges.


FRANKENWARTE



No less than 2 bathrooms are to be fitted. Is there no limit to the luxury you can have on a house boat? Everything's possible – you just need to put the ideas into action.



Choosing the right materials for a cozy atmosphere. We've put together a few wood patterns in no time.

# CONSOLIDATED FINANCIAL STATEMENTS


Profi-Serv
Vakman
Aannemerij
Instituten en ve
Gemeentes

The house boat is taking shape. After a few days of building work, I can already more or less picture what it will be like.

Everything's got to be right. The outgoing goods have to be checked.

Almost time to go home. On the way, I pass by the house boat and lend a quick hand. I can't wait to check out the building site.

# CONSOLIDATED FINANCIAL STATEMENTS

## Income Statement

for the period from March 1, 2008 to February 28, 2009

| | Notes | 2008/2009<br>€ 000s | 2007/2008<br>€ 000s | Change<br>% |
|---|---|---|---|---|
| Sales | 1 | 2,598,992 | 2,469,375 | 5.2 |
| Cost of goods sold | 2 | 1,646,928 | 1,572,003 | 4.8 |
| **Gross profit** | | **952,064** | **897,372** | **6.1** |
| Selling and store expenses | 3 | 757,381 | 726,448 | 4.3 |
| Pre-opening expenses | 4 | 8,482 | 6,416 | 32.2 |
| General and administration expenses | 5 | 106,404 | 100,748 | 5.6 |
| Other income and expenses | 6 | 56,743 | 15,322 | 270.3 |
| **Earnings before interest and taxes (EBIT)** | | **136,540** | **79,082** | **72.7** |
| Other interest and similar income | | 11,923 | 8,496 | 40.3 |
| Other interest and similar expenses | | 26,800 | 28,716 | (6.7) |
| Other financial result | | 266 | (3,099) | (108.6) |
| **Net financial expenses** | 7 | **(14,611)** | **(23,319)** | **(37.3)** |
| **Consolidated earnings before taxes** | | **121,929** | **55,763** | **118.7** |
| Taxes on income | 8 | 27,046 | 9,149 | 195.6 |
| **Consolidated net income** | | **94,883** | **46,614** | **103.6** |
| Basic earnings per share (in €) | 9 | 6.04 | 2.98 | 102.7 |
| Diluted earnings per share (in €) | 9 | 6.01 | 2.95 | 103.7 |

# Balance Sheet

as of February 28, 2009

| Assets | Notes | 2.28.2009<br>€ 000s | 2.29.2008<br>€ 000s |
|---|---|---|---|
| **Non-current assets** | | | |
| Intangible assets | 11 | 20,383 | 22,807 |
| Property, plant, and equipment | 12 | 530,157 | 536,028 |
| Investment property | 12 | 14,290 | 10,364 |
| Financial assets | 13 | 1 | 1 |
| Non-current receivables and other assets | 14/23 | 11,234 | 5,022 |
| Non-current income tax receivables | 26 | 8,284 | 8,809 |
| Deferred tax assets | 15 | 12,782 | 12,919 |
| | | **597,131** | **595,950** |
| **Current assets** | | | |
| Inventories | 16 | 496,271 | 478,829 |
| Other receivables and assets | 17 | 41,614 | 42,726 |
| Income tax receivables | 26 | 3,084 | 8,498 |
| Cash and cash equivalents | 18 | 236,092 | 167,125 |
| Non-current assets held for sale and disposal groups | 19 | 51,014 | 57,776 |
| | | **828,075** | **754,954** |
| | | **1,425,206** | **1,350,904** |

| Equity and liabilities | Notes | 2.28.2009<br>€ 000s | 2.29.2008<br>€ 000s |
|---|---|---|---|
| **Shareholders' equity** | 20 | | |
| Share capital | | 47,220 | 47,055 |
| Capital reserve | | 140,200 | 138,874 |
| Revenue reserves | | 403,915 | 329,818 |
| | | **591,335** | **515,747** |
| **Non-current liabilities** | | | |
| Long-term financial debt | 22 | 407,698 | 427,562 |
| Deferred tax liabilities | 15 | 43,421 | 42,370 |
| Other non-current liabilities | 24 | 22,771 | 18,941 |
| | | **473,890** | **488,873** |
| **Current liabilities** | | | |
| Short-term financial debt | 22 | 35,433 | 28,811 |
| Trade payables and other liabilities | 25 | 238,643 | 232,994 |
| Income tax liabilities | 26 | 21,898 | 16,388 |
| Other provisions and accrued liabilities | 27 | 64,007 | 54,097 |
| Disposal group liabilities | 19 | 0 | 13,994 |
| | | **359,981** | **346,284** |
| | | **1,425,206** | **1,350,904** |

## Cash Flow Statement

| | 2008/2009<br>€ 000s | 2007/2008<br>€ 000s |
|---|---|---|
| **Consolidated net income** | **94,883** | **46,614** |
| Depreciation and amortization of non-current assets | 56,617 | 62,544 |
| Change in provisions | 2,795 | 2,653 |
| Gains/losses on disposals of non-current assets | (37,313) | 920 |
| Change in inventories, trade receivables and other assets | (20,186) | (37,872) |
| Change in trade payables and other liabilities | 27,147 | 2,827 |
| Other non-cash income/expenses | (373) | (10,531) |
| **Cash flow from operating activities** | **123,570** | **67,155** |
| Proceeds from disposal of non-current assets and of non-current assets held for sale | 65,820 | 43,122 |
| Payments for investments in property, plant, and equipment | (73,251) | (102,683) |
| Payments for investments in intangible assets | (2,133) | (2,299) |
| Payments for acquisitions of shareholdings and other business units | (6,321) | 0 |
| **Cash flow from investing activities** | **(15,885)** | **(61,860)** |
| Proceeds from capital increases | 1,337 | 4,564 |
| Dividends paid | (13,646) | (13,490) |
| Repayment of long-term debt | (33,601) | (21,595) |
| Proceeds from group financing activities | (42) | 444 |
| Change in short-term debt | 7,996 | (1,428) |
| **Cash flow from financing activities** | **(37,956)** | **(31,505)** |
| Cash-effective change in cash and cash equivalents | 69,729 | (26,210) |
| Changes in cash and cash equivalents due to changes in exchange rates | (762) | 381 |
| Cash and cash equivalents at March 1 | 167,125 | 192,954 |
| **Cash and cash equivalents at February 28/29** | **236,092** | **167,125** |

Cash and cash equivalents include cash on hand, credit balances at banks, and other short-term deposits.

The remaining purchase price still outstanding for the sale and leaseback transaction executed at HORNBACH-Baumarkt-AG as of 06.30.2008 (DIY store in Betrange/Luxembourg), amounting to € 5,491k, has not been included under proceeds from disposal of non-current assets or changes in other assets in the current 2008/2009 financial year.

The cash flow from operating activities was reduced by income tax payments of € 15,713k (2007/2008: € 18,447k) and interest payments of € 30,502k (2007/2008: € 32,899k) and increased by interest received amounting to € 11,923k (2007/2008: € 8,496k).

The non-cash income/expenses item for the current year mainly relates to deferred taxes, unrecognized exchange gains/losses, impairment losses on non-current assets held for sale, and personnel expenses in connection with the valuation of share options.

# Statement of Recognized Income and Expenses

| | 2008/2009 € 000s | 2007/2008 € 000s |
|---|---|---|
| Actuarial gains and losses on defined benefit plans | (1,809) | 1,366 |
| Measurement of derivative financial instruments (cash flow hedge) | | |
| Measurement of derivative hedging instruments directly in equity | (4,939) | (1,226) |
| Gains and losses from measurement of derivative financial instruments transferred to profit or loss | 1,258 | 796 |
| Exchange differences arising on the translation of foreign subsidiaries | (3,091) | 6,426 |
| Deferred taxes on gains and losses recognized directly in equity | 1,453 | (305) |
| **Income and expenses recognized directly in equity** | **(7,128)** | **7,057** |
| Consolidated net income | 94,883 | 46,614 |
| **Total income and expenses recognized in the financial statements** | **87,755** | **53,671** |

## Statement of Changes in Equity

| 2007/2008 financial year<br>€ 000s | Share capital | Capital reserve | Hedging reserve | Cumulative currency translation | Other revenue reserves | Total equity |
|---|---|---|---|---|---|---|
| **Balance at March 1, 2007** | **46,518** | **134,489** | **(541)** | **3,318** | **287,032** | **470,816** |
| Consolidated net income | | | | | 46,614 | 46,614 |
| Actuarial gains and losses on defined benefit plans | | | | | 1,073 | 1,073 |
| Measurement of derivative financial instruments (cash flow hedge), net after tax | | | (442) | | | (442) |
| Currency translation | | | | 6,426 | | 6,426 |
| **Total income and expenses recognized in the financial statements** | **0** | **0** | **(442)** | **6,426** | **47,687** | **53,671** |
| Dividend distribution | | | | | (13,490) | (13,490) |
| Treasury stock transactions | | | | | (172) | (172) |
| Capital increase from share option plans | 537 | 4,385 | | | | 4,922 |
| **Balance at February 29, 2008** | **47,055** | **138,874** | **(983)** | **9,744** | **321,057** | **515,747** |

| 2008/2009 financial year<br>€ 000s | Share capital | Capital reserve | Hedging reserve | Cumulative currency translation | Other revenue reserves | Total equity |
|---|---|---|---|---|---|---|
| **Balance at March 1, 2008** | **47,055** | **138,874** | **(983)** | **9,744** | **321,057** | **515,747** |
| Consolidated net income | | | | | 94,883 | 94,883 |
| Actuarial gains and losses on defined benefit plans | | | | | (1,420) | (1,420) |
| Measurement of derivative financial instruments (cash flow hedge), net after tax | | | (2,617) | | | (2,617) |
| Currency translation | | | | (3,091) | | (3,091) |
| **Total income and expenses recognized in the financial statements** | **0** | **0** | **(2,617)** | **(3,091)** | **93,463** | **87,755** |
| Dividend distribution | | | | | (13,646) | (13,646) |
| Treasury stock transactions | | | | | (12) | (12) |
| Capital increase from share option plans | 165 | 1,326 | | | | 1,491 |
| **Balance at February 28, 2009** | **47,220** | **140,200** | **(3,600)** | **6,653** | **400,862** | **591,335** |

Component of notes to financial statements, c.f. Note 20

# NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

## Explanatory notes on the principles and methods applied in the consolidated financial statements

**Accounting principles**
In line with Section 315a of the German Commercial Code (HGB), HORNBACH-Baumarkt-AG compiles consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. HORNBACH-Baumarkt-AG and its subsidiaries are included in the consolidated financial statements of HORNBACH HOLDING AG. The consolidated financial statements of HORNBACH HOLDING AG are published in the electronic Federal Official Gazette (Bundesanzeiger).

HORNBACH-Baumarkt-AG is a publicly listed stock corporation whose legal domicile is in Bornheim, Germany. HORNBACH-Baumarkt-AG and its subsidiaries develop and operate DIY megastores with garden centers on an international basis.

The financial year of HORNBACH-Baumarkt-AG and thus of the Group runs from March 1 of each year through to the final day of February of the following year.

Individual items in the income statement and the balance sheet have been grouped together in the interests of clarity. These items have been reported separately in the notes to the financial statements. In line with IAS 1 "Presentation of Financial Statements", a distinction has been made in the balance sheet reporting between non-current and current debt capital. Liabilities and provisions are treated as current if they are due within one year. Income items, such as rental income, interest income and dividends, are deferred accordingly. The consolidated financial statements have been compiled in euros. The figures have been rounded off to the nearest thousand or million. Such rounding up or down may result in minor discrepancies between the figures depicted in the various sections of these notes.

Assumptions and estimates have been made when preparing the consolidated financial statements which have an effect on the assets and liabilities reported and on the income and expenses as presented. These assumptions and estimates mainly relate to uniform procedures applied across the Group in respect of economic useful lives, the recognition and measurement of provisions, the calculation of current market values and the ability to obtain future tax relief. The principal assumptions and estimates which, due to their uncertainty, may result in discrepancies in the level of assets and liabilities reported have been outlined in the notes to the respective items. Changes are accounted for as a credit or charge to operations upon receipt of further information.

**Amendments to accounting and valuation methods as a result of new standards**
Account has been taken of all International Financial Reporting Standards and interpretations of the International Financial Reporting Interpretations Committee (IFRIC) valid at the reporting date, to the extent that such are of relevance for the HORNBACH-Baumarkt-AG Group.

The following new standards, revised standards and interpretations required application for the first time in the 2008/2009 financial year:

- IFRIC 14 "IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction" was published on July 4, 2007. The interpretation provides guidance in particular as to how the limit pursuant to IAS 19 "Employee Benefits" is to be determined for a surplus eligible for recognition as a defined benefit asset, as well as concerning the implications of any legal minimum funding requirements on the measurement of assets and liabilities in connection with defined benefit plans. The interpretation must be applied in financial years beginning on or after January 1, 2008. Its initial application has not impacted on the Group's net asset, financial or earnings position.

**Standards and interpretations not applied prematurely**

The IASB has issued the following standards, interpretations, and revisions to existing standards of relevance to the HORNBACH Group which do not yet require mandatory application and which the HORNBACH Group has also not applied prematurely:

- The IASB issued a revised version of IAS 1 "Presentation of Financial Statements" on September 6, 2007. The new version of this standard introduces amended designations for components of the financial statements. One material amendment is that all income and expenses, including income and expenses recognized directly in equity, must now be presented in a statement of comprehensive income. It is no longer possible solely to present such items together with owner-related changes in equity within a statement of changes in equity. Moreover, extended disclosures will be required for income and expenses recognized directly in equity (other comprehensive income). In future, the statement of changes in equity will therefore focus on the presentation of all owner changes in equity. The new version of IAS 1 must be applied in financial years beginning on or after January 1, 2009. Earlier application is permitted. HORNBACH-Baumarkt-AG has made no use of this possibility.
- The revised standard IAS 23 "Borrowing Costs (revised)" was published on March 29, 2007. The previous option of not capitalizing borrowing costs has been abolished. As of January 1, 2009, borrowing costs directly or indirectly attributable to the acquisition, construction or production of qualifying assets must be capitalized as a cost component. The revised version of IAS 23 requires mandatory application from January 1, 2009 for those qualifying assets whose production began after January 1, 2009. Premature application is permitted (IAS 23.29). It is possible to select an earlier production date (IAS 23.28). The initial application of this standard will not have any implications for the consolidated financial statements, as use was already made in the past of the option of capitalizing borrowing costs ("allowed alternative treatment").
- On February 14, 2008, the IASB published amendments to IAS 32 and IAS 1 in the document "Puttable Financial Instruments and Obligations Arising on Liquidation". The amendments mainly relate to the regulations governing the delineation of equity and debt capital. The revised version of the standard allows puttable instruments to be classified as equity in specified circumstances. The amendments must be applied in financial years beginning on or after January 1, 2009. The application in future of the amendments to IAS 32 and IAS 1 will not have any impact on the Group's net asset, financial or earnings position.
- On May 22, 2008, the IASB published amendments to IFRS 1 and IAS 27 in the document "Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate". Among other areas, the amendments relate to the accounting treatment of the costs of an investment in a subsidiary upon initial application of IFRS as well as to the distribution of earnings prior to the date of acquisition of a group company. The amendments must be applied prospectively in financial years beginning on or after January 1, 2009. The

application of these amendments in future will not impact on the Group's net asset, financial or earnings position.

- On October 13, 2008, the IASB adopted amendments to IAS 39 and IFRS 7. These amendments were introduced in reaction to the financial market crisis and allow companies to reclassify financial instruments in specified circumstances. The amendments affecting reclassification may be applied retrospectively as of July 1, 2008. HORNBACH-Baumarkt-AG has not undertaken any reclassifications.
- On January 17, 2008, the IASB published amendments to IFRS 2 "Share-based Payment". The amendments mainly involve the definition of vesting conditions and the regulations governing the cancellation of a commitment by parties other than the company. The amendments must be applied retrospectively in financial years beginning on or after January 1, 2009. The future application of the amendments to IFRS 2 will not have any material impact on the Group's net asset, financial or earnings position.
- On November 30, 2006, the IASB published IFRS 8 "Operating Segments". IFRS 8 replaces IAS 14 and adapts the relevant regulations to those contained in SFAS 131. IFRS 8 is based on application of the management approach to segment reporting. The standard must be applied for the first time in financial years beginning on or after January 1, 2009. The future application of the standard is not expected to have any implications for the Group's net asset, financial or earnings position.
- IFRIC 13 "Customer Loyalty Programmes" was published on June 28, 2007. This interpretation addresses the recognition and measurement of customer loyalty programs. IFRIC 13 must be applied for the first time in financial years beginning on or after July 1, 2008. Initial application will not have any material implications for the consolidated financial statements.

**Standards, interpretations and amendments published as of the reporting date, but not yet accepted into European law by the EU Commission**

- The IASB published the revised version of IFRS 3 "Business Combinations" and IAS 27 "Consolidated and Separate Financial Statements" on January 11, 2008. The extensive amendments to these standards include granting an option for the measurement of non-controlling interests (minority interests) in the case of step acquisitions (either at fair value, including allocable goodwill, or at the prorated share of net assets identified), the recognition through profit or loss of differences between the carrying amount and fair value of shares previously held and the expensing of ancillary costs of acquisition.
  IFRS 3 must be applied prospectively to business combinations with acquisition dates on or after the beginning of financial years beginning on or after July 1, 2009. Earlier application is permitted for financial years beginning on or after June 30, 2007. The amendments to IAS 27 are applicable to financial years beginning on or after July 1, 2009. Earlier application is allowed, provided that the new version of IFRS 3 is applied simultaneously. Depending on the scope of any business combination, the application of the revised standards in future will have a corresponding impact on the net asset, financial and earnings position of the HORNBACH-Baumarkt-AG Group.

- IFRIC 12 "Service Concession Arrangements", an interpretation published by the IFRIC on November 30, 2006, addresses the question as to how companies offering public services, such as the construction of roads, airports, prisons or energy supply infrastructure on behalf of public sector authorities are required to recognize the rights and obligations resulting from the contractual arrangements. IFRIC 12 basically requires application in financial years beginning on or after January 1, 2008. IFRIC 12 was accepted into European law by the EU Commission on March 25, 2009. IFRIC 12 is not expected to have any impact on future consolidated financial statements of HORNBACH-Baumarkt AG.
- The interpretations IFRIC 15 "Agreement for the Construction of Real Estate" and IFRIC 16 "Hedges of a Net Investment in a Foreign Operation" were published on July 3, 2008. IFRIC 15 addresses accounting practice at companies which develop land and which sell units in this capacity, such as residential units or houses, prior to completion. IFRIC 15 sets out criteria determining whether the items involved should be recognized under IAS 11 "Construction Contracts" or under IAS 18 "Revenue". This interpretation must be applied in financial years beginning on or after January 1, 2009. IFRIC 15 is not expected to have any impact on future consolidated financial statements of HORNBACH-Baumarkt AG.
  IFRIC 16 addresses the hedging of net investments in foreign operations. The interpretation clarifies that hedges may only be recognized between the functional currency of the foreign operation and the functional currency of the parent company. It is permitted to hedge the amount of net assets of the foreign operation recognized in the consolidated financial statements. The hedging instrument may be held by any group company (apart from those whose currency risks have been hedged). Should the foreign operation be removed from the scope of consolidation, then the changes in the value of the hedging instrument recognized directly in equity and the exchange gains and losses of the foreign operation recognized in the foreign currency reserves must be reclassified to the income statement. The volume of accumulated exchange gains or losses resulting from the removal of the foreign operation from the scope of consolidation may be calculated using either the step-by-step or the direct consolidation method. IFRIC 16 must be applied in financial years beginning on or after October 1, 2008. IFRIC 16 is not expected to have any material impact on future consolidated financial statements of HORNBACH-Baumarkt AG.
- IFRIC 17 "Distributions of Non-cash Assets to Owners" was published on November 27, 2008. This interpretation governs the measurement of assets used rather than cash to distribute profit to shareholders. IFRIC 17 enters effect in financial years beginning on or after July 1, 2009. The future application of the interpretation will not have any material implications for the Group's net asset, financial and earnings position.
- On January 29, 2009, the IASB published the interpretation IFRIC 18 "Transfers of Assets from Customers". This interpretation provides additional guidance concerning the recognition of the transfer of an asset from a customer. IFRIC 18 enters effect in financial years beginning on or after July 1, 2009. The future application of the interpretation will not have any implications for the Group's net asset, financial or earnings position.

**Consolidation principles**

The annual financial statements of the companies included in the consolidated financial statements are based on uniform accounting and valuation principles. With the exception of one Romanian subsidiary, the separate financial statements of the companies included in the consolidated financial statements have been prepared as of the reporting date for the consolidated financial statements. Account has been taken of all major transactions up to and including the reporting date for the financial statements.

In the case of acquisitions based on contracts concluded prior to March 31, 2004, the capital consolidation was based on the purchase method by offsetting the relevant acquisition costs of the investment against the reassessed prorated shareholders' equity on the date of acquisition of the subsidiary. Any remaining debit differences were capitalized as goodwill following allocation of hidden reserves and hidden burdens and were subject to straight-line amortization in line with their anticipated useful lives up to the end of the 2004/2005 financial year, with a corresponding charge to operations. There were no remaining credit differences at the end of the 2004/2005 financial year.

In the case of acquisitions based on contracts concluded subsequent to March 31, 2004, application is made of IFRS 3 "Business Combinations", IAS 36 (2004 revision) "Impairment of Assets" and IAS 38 (2004 revision) "Intangible Assets". The capital consolidation of these acquisitions is thus based on the purchase method. Any resultant goodwill and the residual carrying amount as of March 1, 2005 of goodwill resulting from acquisitions undertaken prior to March 31, 2004 are not subject to scheduled amortization but are rather subject to an impairment test undertaken at least once per year pursuant to IAS 36.

Intercompany profits relating to non-current assets and inventories are eliminated by means of a charge to operations. Intercompany income and expenses and receivables and liabilities between the consolidated companies have been offset against each other.

**Scope of consolidation**

In addition to HORNBACH-Baumarkt-AG, the consolidated financial statements include 9 (2007/2008: 9) domestic and 28 (2007/2008: 27) foreign subsidiaries by way of full consolidation.

As the sole shareholder in HORNBACH International GmbH, HORNBACH-Baumarkt-AG holds, either directly or indirectly, 100% of the voting rights in the consolidated subsidiaries.

As in the previous year, all direct and indirect subsidiaries of HORNBACH-Baumarkt-AG have been included in the consolidated financial statements for the 2008/2009 financial year.

The scope of consolidation changed compared with the 2007/2008 financial year due to the initial consolidation of a newly founded real estate company in the Netherlands, HORNBACH Real Estate Breda B.V., Driebergen-Rijsenburg, the initial inclusion of the 100% shareholding acquired as of 12.23.2008 in the Czech real estate company InterCora - invest a.s., Plzen, and the initial consolidation as of 02.20.2009 of the Swedish real estate company HIAG Fastigheter i Karlstad AB, Hisings Backa, which was wholly acquired (100%) from HORNBACH Immobilien AG. The companies included for the first time contributed an amount of € -10k to consolidated earnings in the 2008/2009 financial year. Furthermore, the two Dutch real estate companies HORNBACH Real Estate Kerkrade B.V. and HORNBACH Real Estate Zaandam B.V. were sold. The two companies thereby deconsolidated contributed € 853k to consolidated earnings.

The composition and development of the scope of consolidation was as follows:

| | 2008/2009 | 2007/2008 |
|---|---|---|
| **March 1** | **37** | **38** |
| Companies consolidated for the first time | 3 | 0 |
| Companies sold | (2) | 0 |
| Mergers | 0 | (1) |
| **February 28/29** | **38** | **37** |

The changes in the scope of consolidation in the 2008/2009 financial year resulted in the following aggregate changes in individual asset and liability items:

| € 000s | Additions 2008/2009 | Disposals 2008/2009 |
|---|---|---|
| Property, plant, and equipment | 7,313 | 0 |
| Other assets | 0 | (17,977) |
| Non-current liabilities | 992 | 0 |
| Current liabilities | 0 | (1,470) |

There were no material implications for the income statement.

## Consolidated subsidiaries

| Company Name and Domicile | Equity[1] € 000s | Shareholding in % |
|---|---|---|
| **Germany** | | |
| HORNBACH International GmbH, Bornheim | 25,584 | 100 |
| AWV-Agentur für Werbung und Verkaufsförderung GmbH, Bornheim | 214 | 100 |
| Ollesch & Fitzner GmbH, Bornheim | 554 | 100 |
| BM Immobilien Gamma GmbH, Bornheim | -3 | 100 |
| BM Immobilien Lambda GmbH, Bornheim | 21 | 100 |
| HB Reisedienst GmbH, Bornheim | 6,900 | 100 |
| HB Services GmbH, Bornheim | 21 | 100 |
| HORNBACH Versicherungs-Service GmbH, Bornheim | 343 | 100 |
| HORNBACH Solar-, Licht- und Energiemanagement GmbH, Bornheim | (33) | 100 |
| **Other European countries** | | |
| HORNBACH Baumarkt CS spol s.r.o., Prague, Czech Republic | 49,628 | 100 |
| InterCora - invest a.s., Plzen, Czech Republic | (97) | 100 |
| HORNBACH Baumarkt GmbH, Wiener Neudorf, Austria | 33,701 | 100 |
| EZ Immobilien Beta GmbH, Wiener Neudorf, Austria | 2,618 | 100 |
| SM Immobilien Delta GmbH, Wiener Neudorf, Austria | (508) | 100 |
| HK Immobilien Kappa GmbH, Wiener Neudorf, Austria | (197) | 100 |
| HL Immobilien Lambda GmbH, Wiener Neudorf, Austira | (594) | 100 |
| SZ Immobilien Zeta GmbH, Wiener Neudorf, Austria | (43) | 100 |
| HD Immobilien Dora GmbH, Wiener Neudorf, Austria | (10) | 100 |
| HS Immobilien Sigma GmbH, Wiener Neudorf, Austria | (254) | 100 |
| HO Immobilien Omikron GmbH, Wiener Neudorf, Austria | 2,503 | 100 |
| HORNBACH Baumarkt Luxemburg SARL, Bertrange, Luxembourg | 9,043 | 100 |
| HORNBACH Baumarkt (Schweiz) AG, Oberkirch, Switzerland | 20,663 | 100 |
| HORNBACH Byggmarknad AB, Gothenburg, Sweden | (8,453) | 100 |
| HIAG Fastigheter i Karlstad AB, Hisings Backa, Sweden | 52 | 100 |
| HORNBACH Holding B.V., Amsterdam, Netherlands | 63,651 | 100 |
| HORNBACH Bouwmarkt (Nederland) B.V., Driebergen-Rijsenburg, Netherlands | 11,637 | 100 |
| HORNBACH Real Estate Breda B.V., Breda, Netherlands | 10 | 100 |
| HORNBACH Real Estate Tilburg B.V., Tilburg, Netherlands | 284 | 100 |
| HORNBACH Real Estate Groningen B.V., Groningen, Netherlands | 338 | 100 |
| HORNBACH Real Estate Wateringen B.V., Wateringen, Netherlands | 566 | 100 |
| HORNBACH Real Estate Alblasserdam B.V., Alblasserdam, Netherlands | (2,927) | 100 |
| HORNBACH Real Estate Nieuwegein B.V., Nieuwegein, Netherlands | 507 | 100 |
| HORNBACH Real Estate Nieuwerkerk B.V., Nieuwerkerk, Netherlands | 296 | 100 |
| HORNBACH Real Estate Geleen B.V., Geleen, Netherlands | 133 | 100 |
| HORNBACH Reclame Activiteiten B.V., Nieuwegein, Netherlands | 14 | 100 |
| HORNBACH-Baumarkt SK spol. s.r.o., Bratislava, Slovakia | 11,749 | 100 |
| HORNBACH Centrala SRL, Bucharest, Romania | 1,800 | 100 |

[1] the shareholders' equity is equivalent to the local equity; in the case of HORNBACH Centrala SRL, however, equity corresponds to IFRS

A complete list of shareholdings pursuant to Section 285 Sentence 1 No. 11 and Section 313 (2) and (3) of the German Commercial Code (HGB) has been disclosed in the electronic Federal Official Gazette (Bundesanzeiger).

Subordination and profit and loss transfer agreements have been concluded between HORNBACH-Baumarkt-AG on the one hand and HORNBACH International GmbH and Ollesch & Fitzner GmbH on the other.

**Foreign currency translation**

Transactions executed in foreign currencies have been translated at the respective transaction rate. All receivables and liabilities denominated in foreign currencies have been valued using the closing rates on the reporting date regardless of whether they have been hedged or not. The resultant exchange gains and losses have generally been included in the income statement. Forward exchange transactions have been recognized at fair value.

In line with IAS 21, the annual financial statements of foreign group companies have been translated into euros on the basis of the functional currency concept. This is the local currency for all of the companies in view of the fact that the foreign companies conduct their business independently from a financial, economic and organizational point of view. Accordingly, non-current assets, other assets and liabilities have been translated at the median rate on the reporting date. Income and expense items have been translated using average rates. Exchange rate differences arising from the translation of the annual financial statements of foreign subsidiaries are recognized directly in equity in a separate item within retained earnings.

The most important foreign exchange rates applied are as follows:

| Country | Rate on reporting date | | Average rate | |
|---|---|---|---|---|
| | 2.28.2009 | 2.29.2008 | 2008/2009 | 2007/2008 |
| CZK Czech Republic | 28.0900 | 25.2280 | 25.30182 | 27.35612 |
| SEK Sweden | 11.4524 | 9.3948 | 9.85069 | 9.29607 |
| CHF Switzerland | 1.4841 | 1.5885 | 1.56678 | 1.64197 |
| SKK Slovakia | n.a. | 32.3750 | 30.12600[1] | 33.53355 |
| USD USA | 1.2644 | 1.5167 | 1.55386 | 1.39846 |
| RON Romania | 4.3025 | 3.7435 | 3.78071 | 3.38464 |

[1] official conversion rate upon conversion to the euro as of January 1, 2009

**Accounting Policies**

Assets have generally been measured at amortized cost. Derivative financial instruments, assets measured at fair value through profit and loss, and cash-settled liabilities in connection with share option plans have been recognized at fair value.

**Goodwill**

Since March 1, 2005, goodwill has no longer been subject to scheduled amortization, but rather undergoes an annual impairment test. Should any events or changes in circumstances indicate any impairment in value, then such impairment test must be performed more frequently. Pursuant to IAS 36, the carrying amounts of the smallest cash generating units, including the goodwill proportionately allocated to such units, are compared with the higher of the net sale price and the value in use (so-called recoverable amount) of such units.

If the carrying amount of the cash generating unit exceeds its recoverable amount, then a write-down is required. The impairment loss for a cash generating unit is initially allocated to goodwill. Any remaining impairment loss is subsequently recognized for the other assets in the cash generating unit. However, assets may only be written down at maximum to the recoverable amount of the individual asset identified. No write-ups of goodwill are undertaken.

In line with internal management reporting structures, the cash generating units are equivalent to the smallest strategic reporting levels within the HORNBACH-Baumarkt-AG Group. The value in use is calculated on the basis of the discounted future cash flows of a cash generating unit expected on the basis of the detailed financial budget for the coming financial year and in the strategic five-year plan. As in the previous year, periods reaching further into the future have been based on a growth factor of 0.5 %. The strategic five-year plan is largely based on the developments expected in consumer spending as stated in economic forecasts published by economic research institutes. A detailed financial budget for the coming financial year is then compiled on this basis.

The discounting is based on average equity and debt capital costs (WACC= Weighted Average Cost of Capital). The calculation of the costs of equity is based on the yield expected on long-term risk-free federal bonds. The costs of debt capital are based on the financing costs of the ten-year bond issued by HORNBACH-Baumarkt-AG during the 2004/2005 financial year. The discount rates applied for the respective cash generating units take account of the specific equity capital and country risk. Discount rates ranging from 8.8 % to 9.2 % were applied in the 2008/2009 financial year (2007/2008: 8.3 % to 9.8 %).

**Intangible assets**

Intangible assets with finite useful lives are recognized at cost less accumulated straight-line amortization, taking due account of any impairment. Pursuant to IAS 23 "Borrowing Costs", financing costs which can be directly allocated to an asset ("qualifying asset") over the period of the establishment of the utility of such asset are capitalized as a component of the costs of acquisition or manufacture.

Amortization is determined using the straight-line method based on the following economic useful lives:

| | Years |
|---|---|
| Software and licenses | 3 to 8 |
| Other intangible assets | 3 to 13 |

There are no intangible assets with indefinite useful lives.

**Property, plant and equipment**
Property, plant and equipment, including real estate held to generate rental income, is recognized at cost less accumulated depreciation.

Scheduled depreciation is undertaken on a straight-line basis. If there are indications of any impairment in value and if the recoverable amount is less than the amortized cost, then impairment losses are recognized for the respective items of property, plant and equipment. Corresponding write-ups are undertaken if the reason for impairment in previous years no longer applies.

Scheduled depreciation is uniformly based on the following economic useful lives across the Group:

| | Years |
|---|---|
| Buildings and outdoor facilities (including rented property) | 15 to 33 |
| Other equipment, plant, and office equipment | 3 to 21 |

Should major components of property, plant and equipment have different useful lives, then these components are recognized and measured separately.

Financing costs incurred in connection with real estate development ("building interest") which can be directly allocated to the acquisition, construction or establishment of land and buildings ("qualifying assets") are capitalized as a component of costs in accordance with IAS 23 "Borrowing Costs".

**Leasing contracts**
Leased items of property, plant and equipment which in economic terms constitute asset purchases with long-term financing (finance leases) are recognized pursuant to IAS 17 "Leases" at fair value at the beginning of the leasing relationship, unless the present value of the leasing payments is lower. The relevant assets are depreciated over their economic useful lives or over the term of the contract if shorter. Application is made of the same method of depreciation applicable to comparable assets acquired or manufactured. Moreover, an equivalent financial liability is capitalized at the amount of the fair value of the asset or the present value of the minimum leasing payments, if lower.

**Inventories**
Inventories are carried at cost or at net sale value. The net sale value is taken to be the expected realizable sales proceeds less the costs incurred up to disposal. The acquisition costs of inventory holdings are determined using weighted average prices. Account is taken of the principle of loss-free valuation.

**Non-current assets held for sale and disposal groups**
Land, buildings and other non-current assets and disposal groups which are very likely to be sold in the coming financial year are measured at fair value less related disposal expenses if such is lower than the carrying amount.

**Pensions and similar obligations**
Consistent with legal requirements in the respective countries, the group companies of HORNBACH-Baumarkt-AG have obligations relating to defined contribution and defined benefit pension plans. In the case of defined benefit plans, provisions have been calculated using the projected unit credit method in accordance with IAS 19 "Employee Benefits". When determining the pension obligation in accordance with actuarial principles, this method accounts for the pensions known of and claims vested as of the reporting date, as well as for the increases in salaries and pensions to be expected in future. The plan assets are deducted at fair value from the obligations. Should this result in a net asset, then this is recognized, provided that it does not exceed the present value of future reductions in contributions or repayments or any retrospective service costs. Actuarial gains or losses are recognized directly in equity, having accounted for any deferred taxes. In the case of defined contribution plans, the contributions are recognized as expenses upon becoming due for payment.

**Provisions and accrued liabilities**
Provisions are recognized for uncertain obligations to third parties where such are likely to result in a future outflow of resources. Provisions are stated at the expected performance amount, having accounted for all identifiable risks, and are not offset against recourse claims. If the overall effect is material, non-current provisions are measured at present value discounted to the end of the respective terms. Provisions for pending losses are recognized if the contractual obligations in connection with stores rented from third parties are higher than the expected economic benefits. In the case of accrued liabilities, the date and level of the respective liability are no longer uncertain.

**Financial instruments**
Financial instruments are contracts which result in a financial asset at one company and a financial liability or equity instrument at another company. On the one hand, these include primary financial instruments such as trade receivables, financial receivables and financial liabilities. On the other hand, they also include derivative financial instruments, such as options, forward exchange transactions, interest swaps and currency swaps. Customary purchases and sales of financial assets are generally recognized as of the performance date, i.e. on the date at which the asset is delivered. Upon initial recognition, financial instruments are recognized at cost. This corresponds to their fair value.

Financial assets are derecognized once the contractual rights to payment have lapsed or been assigned. There are no cases of financial assets having been sold and continuing to be recognized either in full or in part at the HORNBACH-Baumarkt-AG Group (continuing involvement). Financial liabilities are derecognized once they have been settled, i.e. once the liability has been repaid, cancelled or has expired.

**Primary financial instruments**
In accordance with IAS 39 "Financial Instruments: Recognition and Measurement", asset-side financial instruments are subsequently measured at cost or at fair value. Primary financial instruments constituting liabilities are measured at amortized cost. The HORNBACH-Baumarkt-AG Group has so far not made any use of the option of classifying financial assets or financial liabilities as measured at fair value through profit or loss.

**Financial assets** are classified as available for sale pursuant to IAS 39. They are measured at fair value, where this can be reliably determined, and otherwise at cost.

**Trade receivables and other assets** are carried at amortized cost or at present value, if lower. Value reductions are stated to account for all identifiable individual risks and general credit risk based on empirical figures. Specific cases of default lead to the receivable in question being derecognized. Non-current assets recognized at present value are not exposed to any significant interest rate risk.

**Cash and cash equivalents** include cash on hand and short-term deposits with maturity dates of less than three months. These items are measured at amortized cost.

**Financial debt** (bank loans, bonds) are recognized at the respective loan amount, less transaction costs, and subsequently measured at amortized cost. The difference to the repayment amount is recognized as an expense over the term of the bond using the effective interest method. Other debt is recognized at its respective repayment amount.

**Derivative financial instruments**

Derivative financial instruments, such as forward exchange transactions and interest swaps, are used to hedge exchange rate and interest risks. In line with the Group's risk principles, no derivative financial instruments are held for trading purposes. Upon addition, derivative financial instruments are recognized in the balance sheet at fair value. Any transaction costs incurred are immediately recognized as expenses.

Derivatives which are not integrated into an effective hedging relationship as defined in IAS 39 are subject to mandatory classification as held for trading (financial assets/liabilities held for trading) and are thus measured at fair value through profit or loss. The fair values of forward exchange transactions (including the embedded forward exchange transactions) are determined on the basis of market conditions at the reporting date. The fair value of interest swaps is determined by the financial institutions with which they were concluded. In the case of interest-bearing derivative financial instruments, a distinction is made between the "clean price" and the "dirty price". Unlike the "clean price", the "dirty price" also includes accrued interest. The fair values recognized for interest-bearing financial instruments correspond to the "dirty price".

Upon entering into a hedging transaction, the HORNBACH-Baumarkt-AG Group classifies certain derivatives as hedging future cash flows or planned transactions (cash flow hedge). Changes in the fair value of those cash flow hedges viewed as effective are recognized directly in equity under retained earnings, taking due account of deferred taxes, until the result of the hedged item is recognized. Non-effective gains and losses are recognized through profit or loss.

**Impairment of assets**

With the exception of inventories, deferred tax assets and assets measured at fair value, all assets are reviewed on each reporting date to ascertain whether there are any indications of impairment. An impairment loss is recognized in the income statement if the recoverable amount is lower than the carrying amount. Should the reasons for the impairment no longer apply, then the asset is written back to amortized cost, except in the case of unlisted equity instruments measured at cost and of goodwill.

**Sales**

Income from the sale of goods is recognized upon transfer of ownership.

### Cost of goods sold

As well as the direct acquisition costs of the merchandise in question, the cost of goods sold also includes ancillary acquisition costs, such as freight charges, customs duties and other services rendered, as well as write-downs on inventories.

### Rental income

Rental income is recognized on a straight-line basis under sales over the term of the rental contract.

### Government grants

Government grants awarded to cover expenses incurred and for assistance purposes are recognized as income in the income statement. Grants awarded for non-current assets reduce the cost of such assets accordingly.

### Expenses

Rental expenses are recognized on a straight-line basis as expenses over the term of the rental contract.

Advertising expenses for commercials are produced for image advertising purposes and are generally broadcast directly following their production. The broadcasting costs are recognized as expenses upon receipt of the service (broadcasting by the broadcaster).

Expenses relating to advertising leaflets are deferred until distribution and then reported under raw materials and supplies.

Interest expenses and interest income are recognized in accordance with the period for which the loan was granted or the bond issued.

Tax expenses include current and deferred taxes unless they relate to facts or circumstances accounted for directly in equity.

In line with IAS 12, deferred taxes are recognized and measured using the balance sheet liability method based on the tax rate expected to be valid at the realization date. Deferred tax assets are recognized for the tax benefits expected to arise from future realizable losses carried forward. Deferred tax assets arising from deductible temporary differences and tax losses carried forward which exceed temporary taxable differences are only recognized to the extent that it can be assumed with reasonable certainty that the company in question will achieve an adequate level of taxable income.

With regard to options issued prior to November 7, 2002 in connection with existing share option plans, no expenses have been recognized for the difference between the exercise price and the market value of shares or the intrinsic value of the share options granted as long as the options have not been exercised.

The 1999 share option plan of HORNBACH-Baumarkt-AG involves equity-settled share-based payments. With regard to the fourth tranche of the share option plan, which was issued subsequent to November 7, 2002, the current market value of the options expected to be convertible was calculated for the time of their issue. This amount is distributed as an expense over the period up to the non-forfeitability of such options and is recognized as a corresponding increase in shareholders' equity.

The HORNBACH phantom stock plan involves cash-settled share-based payments. The expenses are distributed over the qualifying period on a prorated basis. The resultant obligation as of the reporting date has been recognized under other liabilities.

## Segment Report

Segment reporting is undertaken in compliance with the accounting and valuation methods used in the consolidated financial statements. The sales to external third parties represent net sales. Transfer prices between the segments are equivalent to those applied to external third parties.

**Segment delineation**
The allocation of business fields (segments) corresponds to the internal reporting system used by the Board of Management of the HORNBACH-Baumarkt-AG Group for managing the company. The primary reporting system is based on business fields, whereas the secondary reporting system makes a distinction between the regions of Germany and of Other European Countries. The "DIY Stores" segment includes the 129 (2007/2008: 125) DIY megastores and garden centers grouped together in the HORNBACH-Baumarkt-AG Group. The "Real Estate" segment includes the retail properties owned by companies in the HORNBACH-Baumarkt-AG Group, which let and charge the properties to the respective DIY stores with garden centers within the Group at normal market conditions. The "Miscellaneous and Consolidation" segment includes administration and consolidation items which are not attributable to the individual segments.

**Segment earnings**
Earnings before interest and taxes (EBIT) have been taken to represent the segment earnings.

**Segment assets and liabilities**

Assets and liabilities in the consolidated balance sheet have been directly allocated to the individual segments as far as possible. Remaining assets and liabilities have been allocated as appropriate. Liabilities in the consolidated balance sheet have been increased by liabilities to group companies in the individual segments and have been allocated to the individual segments in line with their causation. The resultant adjustments have been eliminated under the "Miscellaneous and Consolidation" item.

| 2008/2009 in € million<br>2007/2008 in € million | DIY stores | Real estate | Miscellaneous and consolidation | HORNBACH-Baumarkt-AG Group |
|---|---|---|---|---|
| **Segment sales** | **2,598.0** | **112.6** | **(111.6)** | **2,599.0** |
| | 2,468.2 | 110.8 | (109.6) | 2,469.4 |
| Sales to third parties | 2,597.9 | 0.0 | 0.0 | 2,597.9 |
| | 2,468.1 | 0.0 | 0.0 | 2,468.1 |
| Sales to affiliated companies | 0.1 | 0.0 | 0.0 | 0.1 |
| | 0.1 | 0.0 | 0.0 | 0.1 |
| Rental income from affiliated companies | 0.0 | 111.7 | (111.6) | 0.1 |
| | 0.0 | 109.7 | (109.6) | 0.1 |
| Rental income from external third parties | 0.0 | 0.9 | 0.0 | 0.9 |
| | 0.0 | 1.1 | 0.0 | 1.1 |
| **Segment earnings (EBIT)** | **84.1** | **67.7** | **(15.3)** | **136.5** |
| | 66.7 | 25.7 | (13.3) | 79.1 |
| of which: depreciation and amortization | 36.7 | 12.1 | 7.8 | 56.6 |
| | 38.9 | 14.8 | 8.8 | 62.5 |
| **Segment assets** | **742.5** | **451.9** | **206.7** | **1,401.1** |
| | 732.3 | 447.4 | 141.0 | 1,320.7 |
| of which: credit balances at banks | 40.6 | 0.0 | 167.3 | 207.9 |
| | 51.3 | 0.0 | 96.6 | 147.9 |
| **Investments** | **31.9** | **47.6** | **4.5** | **84.0** |
| | 33.9 | 65.6 | 5.5 | 105.0 |
| **Segment liabilities** | **257.6** | **125.6** | **385.4** | **768.6** |
| | 278.4 | 150.1 | 347.9 | 776.4 |
| of which: financial debt | 5.2 | 114.1 | 323.8 | 443.1 |
| | 2.0 | 130.5 | 323.9 | 456.4 |

**Delineation by geographical region**

The Other European Countries segment includes the Czech Republic, Austria, the Netherlands, Luxembourg, Switzerland, Sweden, Slovakia, and Romania.

Segment sales are allocated to the geographical regions in which the sales were generated. The sales for Other European Countries include segment sales of € 254.1 million requiring report pursuant to IAS 14.69 for our subsidiaries in Austria (2007/2008: € 255.0 million). The EBIT for Other European Countries include segment earnings of € 41.6 million (2007/2008: € 21.0 million) and of € 24.7 million (2007/2008: € 20.6 million) requiring report pursuant to IAS 14.69 for our subsidiaries in the Netherlands and our subsidiary in the Czech Republic respectively. Segment assets are allocated to the region in which they are located. Investments relate to non-current assets allocated to the respective segments.

| 2008/2009 in € million<br>2007/2008 in € million | Germany | Other European countries | Miscellaneous and consolidation | HORNBACH-Baumarkt-AG Group |
|---|---|---|---|---|
| **Segment sales** | **1,691.4** | **1,064.7** | **(157.1)** | **2,599.0** |
| | 1,645.7 | 962.4 | (138.7) | 2,469.4 |
| Sales to third parties | 1,534.3 | 1,063.6 | 0.0 | 2,597.9 |
| | 1,506.9 | 961.2 | 0.0 | 2,468.1 |
| Sales to affiliated companies | 157.0 | 0.2 | (157.1) | 0.1 |
| | 138.7 | 0.1 | (138.7) | 0.1 |
| Rental income from affiliated companies | 0.1 | 0.0 | 0.0 | 0.1 |
| | 0.1 | 0.0 | 0.0 | 0.1 |
| Rental income from external third parties | 0.0 | 0.9 | 0.0 | 0.9 |
| | 0.0 | 1.1 | 0.0 | 1.1 |
| **Segment assets** | **1,127.9** | **651.4** | **(378.2)** | **1,401.1** |
| | 1,046.5 | 510.1 | (235.9) | 1,320.7 |
| **Investments** | **36.1** | **47.9** | **0.0** | **84.0** |
| | 52.3 | 52.8 | (0.1) | 105.0 |
| **EBIT** | **24.0** | **111.8** | **0.7** | **136.5** |
| | 13.9 | 65.2 | 0.0 | 79.1 |
| **Depreciation and amortization** | **36.6** | **20.0** | **0.0** | **56.6** |
| | 40.9 | 21.6 | 0.0 | 62.5 |
| **EBITDA** | **60.6** | **131.8** | **0.7** | **193.1** |
| | 54.8 | 86.8 | 0.0 | 141.6 |

# Notes on the Consolidated Income Statement

**(1) Sales**

Sales mainly involve revenues in the DIY store segment. Revenues amounting to € 1,020k (2007/2008: € 1,151k) from the letting of real estate have also been reported under sales.

The sales of the Group broken down into business fields and regions have been depicted in the segment report.

**(2) Cost of goods sold**

The cost of goods sold represents the expenses required for the generation of sales and is structured as follows:

| | 2008/2009<br>€ 000s | 2007/2008<br>€ 000s |
|---|---|---|
| Expenses for auxiliary material and purchased goods | 1,634,101 | 1,559,325 |
| Expenses for services rendered | 12,827 | 12,678 |
| | **1,646,928** | **1,572,003** |

**(3) Selling and store expenses**

Selling and store expenses include those costs incurred in connection with the operation of DIY megastores with garden centers. These mainly involve personnel expenses, costs of premises and advertising expenses, as well as depreciation and amortization. Moreover, this item also includes general operating expenses, such as administration expenses, transport costs, maintenance and upkeep and rental expenses for plant and equipment.

**(4) Pre-opening expenses**

Pre-opening expenses mainly relate to those expenses arising at or close to the time of the construction up to the opening of new DIY megastores with garden centers. Pre-opening expenses mainly consist of personnel expenses, administration expenses, costs of premises, miscellaneous personnel expenses and depreciation and amortization.

**(5) General and administration expenses**

General and administration expenses include all other costs incurred in connection with the operation or construction of DIY stores with garden centers which cannot be directly allocated to such. They mainly consist of personnel expenses, legal and advisory expenses, depreciation and amortization, costs of premises and miscellaneous administration expenses, such as IT, travel and vehicle expenses.

### (6) Other income and expenses

Other income and expenses are structured as follows:

| | 2008/2009 € 000s | 2007/2008 € 000s |
|---|---|---|
| **Other income from operating activities** | | |
| Income from advertising allowances | 10,490 | 11,342 |
| Income from reversal of provisions | 2,721 | 1,344 |
| Income from allocations within the HORNBACH HOLDING Group | 1,858 | 2,022 |
| Income from payment differences | 396 | 864 |
| Income from disposal of other non-current assets | 492 | 1,327 |
| Miscellaneous other income | 10,822 | 12,029 |
| | **26,779** | **28,928** |
| **Other income from non-operating activities** | | |
| Income from disposal of shareholdings and disposal of real estate | 37,366 | 165 |
| Income from reversal of provisions for onerous contracts | 780 | 1,269 |
| Income from write-ups to non-current assets held for sale | 0 | 120 |
| Miscellaneous other income | 0 | 450 |
| | **38,146** | **2,004** |
| **Other income** | **64,925** | **30,932** |

Until the 2007/2008 financial year, foreign currency gains and losses and the income and expenses from the measurement of primary receivables and liabilities in foreign currencies were reported under other income and expenses, while the measurement of derivative foreign currency hedging instruments was included in net financial expenses. As these earnings items are linked in economic terms, starting in the 2008/2009 financial year all gains and losses from foreign currency exchange have been reported under net financial expenses (please see Note 7). The previous year's figures have been adjusted accordingly. Other income of € 35,411k and other expenses of € 23,022k were reported in the 2007/2008 annual report. These figures included income of € 4,479k and expenses of € 7,412k from exchange differences, which have now been reported in the other financial result.

Miscellaneous other income from operating activities principally relates to income from damages payments, other income from personnel grants, and income from the writing back of receivables.

The non-operating income reported for the 2008/2009 financial year chiefly results from the sale of three DIY store properties and of land not required for operations. The sale of two of these DIY store properties took the form of disposals of real estate companies. All of the DIY store properties have been leased back on a long-term basis within the framework of operating leases. There are rental extension options following the non-terminable basic rental period.

The non-operating income from the disposal of shareholdings and the disposal of real estate reported for the 2008/2009 financial year relates to reserve land not used for operations.

| | 2008/2009<br>€ 000s | 2007/2008<br>€ 000s |
|---|---|---|
| **Other expenses from operating activities** | | |
| Impairments and defaults on receivables | 593 | 1,306 |
| Losses incurred on disposal of non-current assets | 461 | 647 |
| Expenses from payment differences | 366 | 352 |
| Miscellaneous other expenses | 3,432 | 3,010 |
| | **4,852** | **5,315** |
| **Other expenses from non-operating activities** | | |
| Impairment of property, plant, and equipment and investment property | 2,246 | 3,592 |
| Impairment of non-current assets held for sale | 479 | 0 |
| Additions to provisions for onerous contracts | 200 | 3,490 |
| Losses incurred on disposal of non-current assets | 85 | 3,213 |
| Other non-operating expenses | 320 | 0 |
| | **3,330** | **10,295** |
| **Other expenses** | **8,182** | **15,610** |
| **Net income from other income and expenses** | **56,743** | **15,322** |

Miscellaneous other operating expenses include losses incurred on damages, write-downs of receivables, defaults on receivables, and expenses for services charged on. The corresponding income is reported under miscellaneous other income.

### (7) Net financial expenses

| | 2008/2009 € 000s | 2007/2008 € 000s |
|---|---|---|
| **Other interest and similar income** | | |
| Interest income on financial instruments measured at amortized cost | 10,575 | 7,516 |
| of which: from affiliated companies | 2 | 25 |
| Interest income on financial instruments used as hedging instruments | 1,348 | 942 |
| Other | 0 | 38 |
| | **11,923** | **8,496** |
| **Other interest and similar expenses** | | |
| Interest expenses on financial instruments measured at amortized cost | 25,898 | 27,735 |
| Interest expenses on financial instruments used as hedging instruments | 91 | 146 |
| Other | 811 | 835 |
| of which: from affiliated companies | 204 | 207 |
| | **26,800** | **28,716** |
| **Net interest expenses** | **(14,877)** | **(20,220)** |
| | | |
| **Other financial result** | | |
| Gains and losses from fair value measurement of derivative financial instruments | (951) | (166) |
| Gains and losses from foreign currency exchange | 1,217 | (2,933) |
| | **266** | **(3,099)** |
| **Net financial expenses** | **(14,611)** | **(23,319)** |

Gains and losses from foreign currency exchange have been reported under net financial expenses for the first time in the 2008/2009 financial year. Previously, income and expenses from exchange differences were presented under other income and expenses (please see Note 6). In this respect, the presentation of net financial expenses has been adjusted. This has resulted in net interest expenses and the other financial result being presented as subtotals within net financial expenses. Gains and losses from the fair value measurement of derivative financial instruments and gains and losses from foreign currency exchange have been reported on a net basis for reasons of materiality. The previous year's figures have been adjusted accordingly.

In line with IAS 17 "Leases", financial leasing contracts are reported under property, plant and equipment and the interest component of the leasing installment amounting to € 143k (2007/2008: € 153k) under interest and similar expenses. Net interest expenses do not include interest incurred for financing the construction stage of real estate development measures. This interest amounted to € 3,495k (2007/2008: € 2,666k) in the year under report and has been capitalized as an integral component of the costs of the property, plant and equipment concerned. As in the previous year, the average financing cost rate used to determine the level of debt costs to be capitalized amounted to 5.9%.

(Deferred) interest payments on interest swaps included as a hedging instrument within cash flow hedges pursuant to IAS 39 are netted for each swap contract and recognized on the basis of their net amount either as interest income or interest expenses.

Gains and losses from the fair value measurement of derivative financial instruments include an amount of € -303k (2007/2008: € 482k) in connection with the fair value measurement of derivative foreign currency instruments, and an amount of € -648k (2007/2008: € -648k) for the ineffective portion of the change in value of an interest swap used as a hedge within a hedging relationship pursuant to IAS 39.

Gains and losses from foreign currency exchange chiefly consist of realized exchange rate gains of € 10,090k (2007/2008: € 5,864k) and realized exchange rate losses of € 9,323k (2007/2008: € 7,921k). Furthermore, gains and losses from foreign currency exchange also include net income of € 450k (2007/2008: net expenses of € 876k) from the measurement of foreign currency receivables and liabilities.

**(8) Taxes on income**

The taxes on income reported include the taxes on income paid or payable in the individual countries, as well as deferred tax accruals.

As in the previous year, the German companies included in the HORNBACH-Baumarkt-AG Group are subject to an average trade tax rate of approximately 14% of their trading income. The corporate income tax rate continues to amount to 15%, plus 5.5% solidarity surcharge.

As in the previous year, all domestic deferred tax items have been valued at an average tax rate of 30%. The calculation of foreign income taxes is based on the relevant laws and regulations in force in the individual countries. The income tax rates applied to foreign companies range from 16% to 31% (2007/2008: 16% to 30%).

The actual income tax charge of € 27,046k (2007/2008: € 9,149k) is € 9,533k lower (2007/2008: € 7,580k) than the expected tax charge of € 36,579k (2007/2008: € 16,729k), which would have been payable by applying the average tax rate of 30% (2007/2008: 30%) to the pre-tax earnings of the Group.

Deferred tax assets have been stated for as yet unutilized losses carried forward amounting to € 24,852k (2007/2008: € 26,895k). HORNBACH-Baumarkt-AG expects it to be possible to offset the tax losses carried forward, which in some cases are attributable to start-up losses in individual countries, against future earnings in full. No deferred tax assets have been reported in the case of losses carried forward amounting to € 8,552k (2007/2008: € 6,886k) in view of the fact that a future realization of the resultant benefit is not to be expected.

At its meeting on July 6, 2007, the German Federal Council adopted the 2008 Corporate Taxation Reform Act. This has resulted in the tax rate in Germany being amended from its previous level of around 38% to around 30%. The adjustment of deferred tax assets and liabilities previously stated to the lower tax rate resulted in deferred tax income amounting to € 8.3 million in the previous year.

Breakdown of the tax charge:

| | 2008/2009<br>€ 000s | 2007/2008<br>€ 000s |
|---|---|---|
| **Current taxes on income** | | |
| Germany | 8,344 | 4,867 |
| Other countries | 18,819 | 15,192 |
| | **27,163** | **20,059** |
| **Deferred tax expenses/income** | | |
| due to changes in temporary differences | 623 | (2,205) |
| due to changes in tax rates | 417 | (8,507) |
| due to losses carried forward | (1,157) | (198) |
| | **(117)** | **(10,910)** |
| **Taxes on income** | **27,046** | **9,149** |

Deferred taxes amounting to € 1,453k (2007/2008: € -305k) have been recognized directly in equity.

The transition from the anticipated to the actual income tax charge is as follows:

| | 2008/2009 | | 2007/2008 | |
|---|---|---|---|---|
| | € 000s | % | € 000s | % |
| Expected income tax charge | 36,579 | 100.0 | 16,729 | 100.0 |
| Difference between local tax rate and group tax rate | (6,340) | (17.3) | (3,673) | (22.0) |
| Tax-free income | (6,119) | (16.7) | (576) | (3.4) |
| Tax reductions/increases due to changes in tax rates | 418 | 1.1 | (8,507) | (50.9) |
| Tax increases attributable to expenses not deductible for tax purposes and to unstated losses carried forward | 4,093 | 11.1 | 5,948 | 35.6 |
| Non-period current and deferred taxes | (1,585) | (4.3) | (772) | (4.6) |
| **Taxes on income** | **27,046** | **73.9** | **9,149** | **54.7** |
| Effective tax rate in % | 22.2 | | 16.4 | |

### (9) Earnings per share

The basic earnings per share are calculated in line with IAS 33 (Earnings per Share) by dividing the consolidated net income allocable to the shareholders of HORNBACH-Baumarkt-AG by the weighted average number of shares in circulation during the financial year.

**Earnings per share**

| | 2008/2009 | 2007/2008 |
|---|---|---|
| Weighted number of shares issued | 15,716,066 | 15,623,721 |
| Consolidated net income allocable to shareholders in HORNBACH-Baumarkt-AG (in €) | 94,882,625 | 46,613,659 |
| **Earnings per share in €** | **6.04** | **2.98** |

The weighted average number of shares issued is calculated as follows:

| | 2008/2009 | 2007/2008 |
|---|---|---|
| Shares issued as of March 1 | 15,685,020 | 15,506,120 |
| Impact of issue of new shares | 31,046 | 117,601 |
| | **15,716,066** | **15,623,721** |

The share option plans (Note 34) mean that shares with a potentially dilutive effect have arisen, which have a partial impact on earnings per share. Diluted earnings per share are calculated as follows:

**Diluted earnings per share**

| | 2008/2009 | 2007/2008 |
|---|---|---|
| Weighted number of shares issued, including potential shares with a dilutive effect | 15,791,690 | 15,806,954 |
| Consolidated net income allocable to shareholders in HORNBACH-Baumarkt-AG (in €) | 94,882,625 | 46,613,659 |
| **Earnings per share in €** | **6.01** | **2.95** |

The weighted number of shares issued, including potential shares with a dilutive effect, is calculated as follows:

| | 2008/2009 | 2007/2008 |
|---|---|---|
| Weighted number of shares issued | 15,716,066 | 15,623,721 |
| Impact of 1999 share option plan | 75,624 | 183,233 |
| | **15,791,690** | **15,806,954** |

## (10) Other disclosures on the income statement

### Personnel expenses

The individual expense items include the following personnel expenses:

| | 2008/2009<br>€ 000s | 2007/2008<br>€ 000s |
|---|---|---|
| Wages and salaries | 347,089 | 325,615 |
| Social security contributions and pension expenses | 72,117 | 68,437 |
| | **419,206** | **394,052** |

The social security contributions include pension expenses amounting to € 2,546k (2007/2008: € 3,332k). Personnel expenses include expenses of € 21,283k (2007/2008: € 20,827k) in connection with the employer's share of the statutory pension scheme.

### Depreciation and amortization

Amortization of intangible assets, depreciation of property, plant and equipment and investment property:

| | 2008/2009<br>€ 000s | 2007/2008<br>€ 000s |
|---|---|---|
| Scheduled amortization of intangible assets and depreciation of property, plant, and equipment and investment property | 54,371 | 58,952 |
| Impairment of property, plant, and equipment and investment property | 2,246 | 3,592 |
| | **56,617** | **62,544** |

As in the previous year, the impairment losses recognized in the 2008/2009 financial year relate to land and to advance payments made on land and buildings. They mainly result from a write-down to expected net sale value. Reference is also made to Note 12 in this respect.

Depreciation and amortization is included in the following items in the income statement:

| 2008/2009 financial year<br>€ 000s | Intangible assets | Property, plant, and equipment and investment property | Total |
|---|---|---|---|
| Selling and store expenses | 465 | 44,288 | 44,753 |
| Pre-opening expenses | 0 | 11 | 11 |
| General and administration expenses | 4,093 | 5,514 | 9,607 |
| Other income and expenses | 0 | 2,246 | 2,246 |
| | **4,558** | **52,059** | **56,617** |

| 2007/2008 financial year<br>€ 000s | Intangible assets | Property, plant, and equipment and investment property | Total |
|---|---|---|---|
| Selling and store expenses | 445 | 47,902 | 48,347 |
| Pre-opening expenses | 0 | 3 | 3 |
| General and administration expenses | 4,495 | 6,107 | 10,602 |
| Other income and expenses | 0 | 3,592 | 3,592 |
| | **4,940** | **57,604** | **62,544** |

# Notes on the Consolidated Balance Sheet

**(11) Intangible assets**

The development of intangible assets during the 2007/2008 and 2008/2009 financial years was as follows:

| € 000s | Franchises, industrial property rights, and similar rights and values as well as licenses to such rights and values | Goodwill | Assets under construction | Total |
|---|---|---|---|---|
| **Cost** | | | | |
| Balance at March 1, 2007 | 64,872 | 3,860 | 1,191 | 69,923 |
| Additions | 2,234 | 0 | 65 | 2,299 |
| Disposals | 7,152 | 0 | 0 | 7,152 |
| Reclassifications | 1,106 | 0 | (1,098) | 8 |
| Foreign currency translation | 45 | 0 | 0 | 45 |
| **Balance at February 29/March 1, 2008** | **61,105** | **3,860** | **158** | **65,123** |
| Additions | 2,054 | 0 | 80 | 2,134 |
| Disposals | 21 | 0 | 0 | 21 |
| Reclassifications | 161 | 0 | (159) | 2 |
| Foreign currency translation | (23) | 0 | 0 | (23) |
| **Balance at February 28, 2009** | **63,276** | **3,860** | **79** | **67,215** |
| **Amortization** | | | | |
| Balance at March 1, 2007 | 43,113 | 0 | 0 | 43,113 |
| Additions | 4,940 | 0 | 0 | 4,940 |
| Disposals | 5,782 | 0 | 0 | 5,782 |
| Foreign currency translation | 45 | 0 | 0 | 45 |
| **Balance at February 29/March 1, 2008** | **42,316** | **0** | **0** | **42,316** |
| Additions | 4,558 | 0 | 0 | 4,558 |
| Disposals | 20 | 0 | 0 | 20 |
| Foreign currency translation | (22) | 0 | 0 | (22) |
| **Balance at February 28, 2009** | **46,832** | **0** | **0** | **46,832** |
| **Carrying amount at February 28, 2009** | **16,444** | **3,860** | **79** | **20,383** |
| Carrying amount at February 29, 2008 | 18,789 | 3,860 | 158 | 22,807 |

Additions to franchises, industrial property rights and similar rights and values and licenses to such rights and values mainly relate to the acquisition of software licenses for various IT projects. In the previous year, additions mainly involved license fees for SAP software in order to extend the existing SAP systems, as well as expenses incurred to adapt the software for its intended utilization.

The disposals of € 1,370k in the previous year mainly related to the disposal of software and of the utilization rights for a piece of land acquired in the 2007/2008 financial year.

As in the previous year, there are no major restrictions on ownership and disposition rights.

**(12) Property, plant and equipment, as well as investment property**

The development of property, plant and equipment during the 2007/2008 and 2008/2009 financial years was as follows:

| € 000s | Land, leasehold rights, and buildings on third-party land | Investment property (IAS 40) | Other equipment, plant, and office equipment | Assets under construction | Total |
|---|---|---|---|---|---|
| **Cost** | | | | | |
| Balance at March 1, 2007 | 517,172 | 30,211 | 427,049 | 36,604 | 1,011,036 |
| Reclassifications to non-current assets held for sale | (96,685) | (13,524) | 0 | 0 | (110,209) |
| Additions | 56,612 | 234 | 37,460 | 8,377 | 102,683 |
| Disposals | 833 | 8 | 20,883 | 1,424 | 23,148 |
| Reclassifications | 26,397 | 0 | 3,766 | (30,171) | -8 |
| Foreign currency translation | 6,758 | 0 | 2,985 | 35 | 9,778 |
| **Balance at February 29/March 1, 2008** | **509,421** | **16,913** | **450,377** | **13,421** | **990,132** |
| Reclassifications to non-current assets held for sale | (31,475) | 9,335 | (3,478) | 0 | (25,618) |
| Changes in scope of consolidation | 7,313 | 0 | 0 | 0 | 7,313 |
| Additions | 32,596 | 1 | 30,025 | 11,929 | 74,551 |
| Disposals | 68 | 12 | 13,804 | 180 | 14,064 |
| Reclassifications | 6,846 | 0 | 730 | (7,578) | -2 |
| Foreign currency translation | (3,634) | 0 | (3,110) | 636 | (6,108) |
| **Balance at February 28, 2009** | **520,999** | **26,237** | **460,740** | **18,228** | **1,026,204** |
| **Depreciation** | | | | | |
| Balance at March 1, 2007 | 97,912 | 11,623 | 309,074 | 3,339 | 421,948 |
| Reclassifications to non-current assets held for sale | (13,195) | (5,312) | 0 | 0 | (18,507) |
| Additions | 12,808 | 238 | 41,116 | 3,442 | 57,604 |
| Disposals | 722 | 0 | 19,667 | 0 | 20,389 |
| Reclassifications | 4,441 | 0 | (14) | (4,427) | 0 |
| Foreign currency translation | 1,055 | 0 | 1,948 | 81 | 3,084 |
| **Balance at February 29/March 1, 2008** | **102,299** | **6,549** | **332,457** | **2,435** | **443,740** |
| Reclassifications to non-current assets held for sale | 48 | 4,360 | (2,170) | 0 | 2,238 |
| Additions | 11,647 | 1,038 | 38,078 | 1,296 | 52,059 |
| Disposals | 7 | 0 | 13,291 | 29 | 13,327 |
| Foreign currency translation | (1,176) | 0 | (1,946) | 169 | (2,953) |
| **Balance at February 28, 2009** | **112,811** | **11,947** | **353,128** | **3,871** | **481,757** |
| **Carrying amount at February 28, 2009** | **408,188** | **14,290** | **107,612** | **14,357** | **544,447** |
| Carrying amount at February 29, 2008 | 407,122 | 10,364 | 117,920 | 10,986 | 546,392 |

The additions to the scope of consolidation in the 2008/2009 financial year, amounting to € 7,313k, relate to the acquisition of the real estate company InterCora – invest a.s. Plzen.

During the 2008/2009 financial year, impairment losses of € 2,246k were recognized for advance payments for land (€ 1,296k) and buildings (€ 950k) in the real estate segment. Of this sum, € 950k (2007/2008: € 150k) related to investment property. In the previous year, impairment losses of € 3,592k were recognized for buildings (€ 150k) and buildings under construction (€ 1,114k) in the real estate segment, and impairment losses of € 2,328k for other property, plant and equipment.

Impairment losses relate to assets not used for operations and to advance payments made for planned DIY store locations. They result from the valuation of assets whose carrying amounts are in excess of their respective net sale values. The net sale values of the assets were in most cases determined on the basis of fair value surveys and purchase offers.

Reference is made to Note 7 with regard to capitalized financing costs.

The real estate assets are predominantly owned by HORNBACH-Baumarkt-AG and by real estate companies established for this purpose.

Other equipment, plant and office equipment mainly relate to HORNBACH-Baumarkt-AG in the case of German consolidated companies and to Hornbach Baumarkt GmbH, HORNBACH Baumarkt Luxemburg SARL, HORNBACH Baumarkt CS spol s.r.o., Hornbach Bouwmarkt (Nederland) B.V., Hornbach Baumarkt (Schweiz) AG, HORNBACH-Baumarkt SK spol s.r.o., Hornbach Byggmarknad AB and HORNBACH Centrala SRL in the case of foreign consolidated companies.

Investment property mainly relates to retail properties at various locations in Germany. The respective rental contracts have basic rental periods of 1 to 15 years and in some cases provide extension options for the lessee. The properties leased to third parties are stated at cost less scheduled straight-line depreciation. A useful life of 33 years has been assumed. The fair value of investment property amounts to approximately € 16,345k (2007/2008: € 12,335k). The fair values have been determined by independent experts in the overwhelming majority of cases. The valuations are based on the capitalized earnings power of the individual pieces of real estate on the open market. In some cases, the fair values have been based on purchase offers received.

The real estate acts as security for bank loans in the form of registered land charges amounting to € 182,837k (2007/2008: € 188,411k).

Non-current assets available to the Group within the framework of a financial leasing contract have been reported in the balance sheet as property, plant and equipment amounting to € 1,496k (2007/2008: € 1,662k). They relate to one rented building. The financial leasing contract has been concluded for a basic rental period of 20 years. At the end of the basic rental period, there is an option to extend the contract at least once for a period of 5 years. The leased asset acts as security for the leasing obligation.

In addition to the financial leasing contract, the HORNBACH-Baumarkt-AG Group has rental and leasing contracts for DIY store real estate which qualify as operating leasing contracts, as the assets leased are attributable in economic terms to the lessor. The leasing contracts have non-terminable basic rental periods of 15 to 20 years and generally have rental extension or purchase options.

The rental expenses, excluding ancillary expenses, resulting from operating lease contracts were reported at € 127,158k in the 2008/2009 financial year and at € 119,201k in the 2007/2008 financial year.

In the previous year, investment subsidies amounting to € 43k were claimed at HORNBACH-Baumarkt-AG. These investment subsidies were granted for the Vilshofen location. Of this sum, € 1k related to outdoor facilities and € 42k to plant and office equipment.

**(13) Financial assets**

Financial assets relate to an unchanged total of € 1k in connection with minority shareholdings in three Austrian second-tier subsidiaries of HORNBACH Immobilien AG. Financial assets have been stated at cost, as their fair values cannot be reliably determined.

**(14) Other non-current receivables and assets**

Other non-current receivables and assets mainly consist of a remaining purchase price receivable of € 5,367k in connection with a sale and leaseback transaction, and of guarantees of € 2,621k (2007/2008: € 337k) for part-time early retirement time account reinsurance. Furthermore, this item also includes deposits of € 2,023k (2007/2008: € 1,824k) paid as security for possible subsequent claims to purchase price reductions on the part of the buyer. The deposits have a maximum term of 13 years. Moreover, the item also includes the net balance of the fair value of plan assets and the present value of the pension obligation for the statutory pension obligation in Switzerland, which amounts to € 836k (2007/2008: € 2,009k). Further details about this item and its development can be found in Note 23. The previous year's figure also includes an advance payment of € 138k for a piece of land.

**(15) Deferred taxes**

Deferred taxes relate to the following items:

| | 2.28.2009 | | 2.29.2008 | |
|---|---|---|---|---|
| | Assets € 000s | Liabilities € 000s | Assets € 000s | Liabilities € 000s |
| Intangible assets and property, plant, and equipment | 918 | 36,317 | 1,376 | 31,682 |
| Inventories | 222 | 4,228 | 165 | 3,788 |
| Other assets and liabilities | 797 | 490 | 637 | 205 |
| Other provisions | 3,213 | 339 | 3,136 | 540 |
| Liabilities | 1,093 | 2,047 | 523 | 2,975 |
| Tax-free reserves | 0 | 0 | 0 | 3,180 |
| Losses carried forward | 6,539 | 0 | 7,082 | 0 |
| **Consolidated balance sheet** | **12,782** | **43,421** | **12,919** | **42,370** |

## (16) Inventories

| | 2.28.2009<br>€ 000s | 2.29.2008<br>€ 000s |
|---|---|---|
| Auxiliary materials and supplies | 1,774 | 2,894 |
| Merchandise | 500,668 | 479,532 |
| **Inventories (gross)** | **502,442** | **482,426** |
| less valuation allowances | 6,171 | 3,597 |
| **Inventories (net)** | **496,271** | **478,829** |
| Carrying amount of inventories measured at net realizable value | 34,162 | 17,684 |

## (17) Receivables and other assets

The receivables and other assets of the Group are structured as follows:

| | 2.28.2009<br>€ 000s | 2.29.2008<br>€ 000s |
|---|---|---|
| Trade receivables | 2,066 | 2,261 |
| Receivables from affiliated companies | 734 | 589 |
| of which: from shareholders | 254 | 324 |
| Positive fair values of derivative financial instruments | 254 | 2,487 |
| Other receivables and assets | 38,560 | 37,389 |
| | **41,614** | **42,726** |

Other receivables and assets include receivables in connection with product reimbursements, receivables from credit card companies and deferred charges and prepaid expenses.

As in the previous year, there are no major restrictions on ownership or disposition rights in respect of the other receivables and assets reported in the balance sheet.

The following tables provide an analysis of the financial assets included under receivables and other assets. Only those receivables for which specific allowances have been taken have been portrayed as having been written down. The HORNBACH-Baumarkt-AG Group also accounts for credit risk by stating portfolio-based allowances calculated on the basis of historic default rates and empirical values.

| 2.28.2009<br>€ 000s | Carrying amount | of which: neither impaired nor overdue | of which: not written down, but overdue within the following time bands (days) | | | | |
|---|---|---|---|---|---|---|---|
| | | | < 60 | 61-90 | 91-180 | 181-360 | > 360 |
| Trade receivables | 2,066 | 751 | 896 | 119 | 82 | | |
| Receivables from affiliated companies | 734 | 734 | | | | | |
| of which: from shareholders | 254 | 254 | | | | | |
| Positive fair values of derivative financial instruments | 254 | 254 | | | | | |
| Other receivables and assets | 28,254 | 24,863 | 1,830 | 134 | 281 | | |
| | **31,308** | **26,602** | **2,726** | **253** | **363** | **0** | **0** |

| 2.29.2008<br>€ 000s | Carrying amount | of which: neither impaired nor overdue | of which: not written down, but overdue within the following time bands (days) | | | | |
|---|---|---|---|---|---|---|---|
| | | | < 60 | 61-90 | 91-180 | 181-360 | > 360 |
| Trade receivables | 2,261 | 914 | 967 | 51 | 70 | 45 | 172 |
| Receivables from affiliated companies | 589 | 589 | | | | | |
| of which: from shareholders | 324 | 324 | | | | | |
| Positive fair values of derivative financial instruments | 2,487 | 2,487 | | | | | |
| Other receivables and assets | 28,632 | 24,924 | 1,770 | 898 | | 79 | |
| | **33,969** | **28,914** | **2,737** | **949** | **70** | **124** | **172** |

Allowances for trade receivables and for other receivables and assets developed as follows:

| € 000s | Trade receivables | | Other receivables and assets | |
|---|---|---|---|---|
| | 2008/2009 | 2007/2008 | 2008/2009 | 2007/2008 |
| **Allowances at March 1** | **321** | **622** | **937** | **589** |
| Utilization | 219 | 546 | 497 | 150 |
| Reversals | 49 | 11 | 235 | 28 |
| Additions | 138 | 245 | 758 | 508 |
| Foreign currency translation | 1 | 11 | (3) | 18 |
| **Allowances at end of financial year** | **192** | **321** | **960** | **937** |
| of which: specific allowances | 150 | 228 | 960 | 937 |
| of which portfolio-based allowances | 42 | 93 | | |

The complete cancellation of receivables resulted in expenses of € 161k (2007/2008: € 291k). The receipt of receivables already cancelled from the books resulted in income of € 77k (2007/2008: € 135k).

### (18) Cash and cash equivalents

| | 2.28.2009<br>€ 000s | 2.29.2008<br>€ 000s |
|---|---|---|
| Cash balances at banks | 207,895 | 147,913 |
| Checks and cash on hand | 28,197 | 19,212 |
| | **236,092** | **167,125** |

### (19) Non-current assets held for sale and disposal groups

This item includes assets and liabilities which are highly likely to be sold in the coming financial year. The item includes two DIY store properties and the company aircraft. Of these assets, € 49,707k have been allocated to the real estate segment and € 1,307k to the consolidation/other segment (head office). Write-ups of € 0k were undertaken on the assets in the 2008/2009 financial year (2007/2008: € 120k). In the previous year, five pieces of land and properties not used for operations, one DIY store property and the assets and liabilities of three real estate companies, all of which in the real estate segment, were reported.

| | 2.28.2009<br>€ 000s | 2.29.2008<br>€ 000s |
|---|---|---|
| Non-current assets | 51,014 | 57,734 |
| Other assets | 0 | 41 |
| Cash and cash equivalents | 0 | 1 |
| **Non-current assets held for sale and disposal groups** | **51,014** | **57,776** |
| Deferred tax liabilities | 0 | 753 |
| Liabilities to banks | 0 | 13,169 |
| Other liabilities | 0 | 72 |
| **Disposal group liabilities** | **0** | **13,994** |

## (20) Shareholders' equity

The development in the shareholders' equity of the HORNBACH-Baumarkt-AG Group is shown in the statement of changes in group equity for the 2008/2009 and 2007/2008 financial years.

### Share capital

As a result of the exercising of subscription rights in connection with the 1999 share option plan, a total of 55,040 new non-par ordinary shares in the company were issued during the 2008/2009 financial year by way of a conditional capital increase (2007/2008: 178,900 shares). The issuing of these new shares led the company's share capital to rise by € 165,120.00 (2007/2008: € 536,700.00) to its current level of € 47,220,180.00 (2007/2008: € 47,055,060.00). This is divided into 15,740,060 ordinary shares (2007/2008: 15,685,020).

The following provisions apply for the authorized and conditional capital:

Existing Authorized Capital I and Authorized Capital II, with nominal amounts of up to € 7,500,000.00 and € 15,000,000.00 respectively, were rescinded by resolution of the Annual General Meeting on July 10, 2008. The Annual General Meeting on July 10, 2008 resolved to create new Authorized Capital I and Authorized Capital II in line with the following provisions:

The Board of Management is authorized, subject to the approval of the Supervisory Board of the company, to increase the share capital of the company by up to € 7,500,000.00 (nominal amount) by July 10, 2013 by means of a single or repeated issue of new shares – ordinary shares with voting rights or non-voting preference shares – in exchange for cash contributions (Authorized Capital I).

The Board of Management is authorized, subject to the approval of the Supervisory Board of the company, to increase the share capital of the company by up to € 15,000,000.00 (nominal amount) by July 10, 2013 by means of a single or repeated issue of new shares – ordinary shares with voting rights or non-voting preference shares – in exchange for cash or non-cash contributions (Authorized Capital II).

Total authorized capital therefore amounts to € 22,500,000.00. This is equivalent to 47.65% (2007/2008: 47.82%) of the current share capital.

The Annual General Meeting held on August 26, 1999 resolved the creation of additional conditional capital up to a total nominal amount of € 4,500,000.00 by means of the issue of up to 1,500,000 ordinary shares. This capital is earmarked for the 1999 HORNBACH share option plan, details of which can be found under Note 34 (Conditional Capital II).

55,040 option rights to shares (2007/2008: 178,900) with a nominal value of € 165,120.00 (2007/2008: € 536,700.00) were exercised in the 2008/2009 financial year. The volume of conditional capital still available at the reporting date on February 28, 2009 amounted to € 2,411,820.00 (2007/2008: € 2,576,940.00).

On the basis of a resolution adopted by the Board of Management on September 1, 2008, the employees of HORNBACH-Baumarkt-AG and its foreign subsidiaries were offered employee shares at a preferential price of € 20.42 per share. A total of 10,072 shares were acquired via the stock exchange at an average price of € 35.07 and subsequently assigned to employees. An amount of € 12k was recognized in equity to account for the difference (€ 1.15) between the acquisition price and the stock market price upon the date of the resolution.

The difference per share between the preferential sale price and the stock market price (€ 13.50) has been recognized through profit or loss.

HORNBACH-Baumarkt-AG published the following notification in the Stock Exchange Gazette (Börsen-Zeitung) on April 20, 2002 pursuant to Section 41 (3) of the German Securities Trading Act (WpHG): HORNBACH HOLDING AG, Bornheim/Pfalz, has notified us pursuant to Section 41 (2) Sentence 1 WpHG that it held 80.29% of the voting rights in HORNBACH-Baumarkt-AG on April 1, 2002. These related exclusively to its own voting rights.

HORNBACH-Baumarkt-AG published the following notification in the Stock Exchange Gazette (Börsen-Zeitung) on August 16, 2002 pursuant to Section 25 (1) WpHG: HORNBACH-Familien-Treuhandgesellschaft mbH, Annweiler am Trifels, has notified us pursuant to Sections 21 (1) and 22 (1) No. 1 WpHG that its share of the voting rights in HORNBACH-Baumarkt AG exceeded the 5% threshold on August 6, 2002 and is now equivalent to 80.29%. These relate exclusively to voting rights attributable in accordance with Section 22 (1) No. 1 WpHG.

Furthermore, HORNBACH-Baumarkt-AG published the following notification in the Stock Exchange Gazette (Börsen-Zeitung) on October 16, 2002 pursuant to Section 25 (1) WpHG: Kingfisher plc., London/UK, has notified us pursuant to Section 21 (1) WpHG that its share of the voting rights in HORNBACH-Baumarkt-AG, Bornheim bei Landau/Pfalz, exceeded the 5% threshold on October 11, 2002. Kingfisher plc is now entitled to approximately 5.5% of the voting rights in our company (826,924 ordinary shares). These relate exclusively to its own voting rights. Prior to its acquisition of the 826,924 voting rights, Kingfisher held no voting rights whatsoever in HORNBACH-Baumarkt-AG.

HORNBACH-Baumarkt-AG published the following notification in the Stock Exchange Gazette (Börsen-Zeitung) on May 30, 2003 pursuant to Section 25 (1) WpHG: Platinum Asset Management ltd., Sydney/Australia, has notified us pursuant to Section 21 (1) WpHG that its share of the voting rights in HORNBACH-Baumarkt-AG, Bornheim bei Landau/Pfalz, exceeded the 5% threshold on May 27, 2003, and now amounts to around 5.51%. These relate exclusively to its own voting rights.

HORNBACH-Baumarkt-AG published the following notification electronically with the aim of circulation across Europe on June 14, 2007 pursuant to Section 26 (1) WpHG: Eijsvogel Finance Limited, 3 Sheldon Square, London W2 6PX, UK, notified us on June 14, 2007 pursuant to Section 21 (1) WpHG that the share of voting rights held by Eijsvogel Finance Limited in HORNBACH-Baumarkt-AG (ISIN DE0006084403) exceeded the 3% and 5% thresholds on June 12, 2007, amounting to 5.33% (826,924 voting rights) at that date.

**Revenue reserves**

Revenue reserves include "statutory reserves", "other revenue reserves", and accumulated earnings. Of the revenue reserves at HORNBACH-Baumarkt-AG, an unchanged total of € 1,022,583.76 constitutes statutory reserves.

The other revenue reserves of HORNBACH-Baumarkt-AG developed as follows in the 2008/2009 financial year:

| | € 000s |
|---|---|
| Balance at March 1, 2008 | 137,721 |
| Addition due to resolution on July 10, 2008 | 8,500 |
| Addition due to resolution by Board of Management on April 9, 2009 | 26,400 |
| **Balance at February 28, 2009** | **172,621** |

Revenue reserves also include foreign currency translation differences amounting to € 6,653k (2007/2008: € 9,744k).

**Disclosures concerning capital management**
The capital management practiced by HORNBACH-Baumarkt-AG pursues the aim of maintaining a suitable equity base in the long term. The equity ratio is viewed as representing an important key figure for investors, analysts, banks and rating agencies. The company aims on the one hand to achieve the growth targets it has set itself while maintaining healthy financing structures and a stable dividend policy, and on the other hand to achieve long-term improvements in its key rating figures. The capital management instruments deployed include active debt capital management.

The company has entered into covenants towards some providers of debt capital which require it to maintain an equity ratio of at least 25%. The equity ratio, interest cover, debt/equity ratio and company liquidity (cash and cash equivalents plus unutilized committed credit lines) are monitored on a monthly basis as part of the company's risk management. Further key figures are calculated on a quarterly basis. In the event of the values falling short of certain target levels, then suitable countermeasures are initiated at an early stage. The covenants were complied with at all times during the 2008/2009 financial year. The equity ratio amounted to 41.5% as of February 28, 2009 (2007/2008: 38.2%).

There were no changes in the company's equity management approach during the financial year under report.

**(21) Distributable earnings and dividends**
The distributable amounts involve the unappropriated net profit reported in the balance sheet of HORNBACH-Baumarkt-AG prepared in accordance with German commercial law.

The Board of Management and the Supervisory Board of HORNBACH-Baumarkt-AG will propose to the Annual General Meeting that, following the allocation of € 26,400,000.00 to other revenue reserves, the unappropriated net profit of € 26,495,590.05 reported in the balance sheet of HORNBACH-Baumarkt-AG as of February 28, 2009 be appropriated as follows:

| | € |
|---|---|
| Dividend of € 0.87 (2007/2008: € 0.87) on 15,740,060 shares | 13,693,852.20 |
| Additional allocation to revenue reserves | 12,800,000.00 |
| Balance to be carried forward | 1,737.85 |
| | **26,495,590.05** |

### (22) Financial debt

Total current and non-current financial debt is structured as follows:

| 2008/2009 financial year | Maturities | | | Carrying amount |
|---|---|---|---|---|
| € 000s | Current < 1 year | Non-current 1-5 years | Non-current > 5 years | 2.28.2009 Total |
| Bonds | 0 | 0 | 243,836 | 243,836 |
| Liabilities to banks | 31,415 | 136,459 | 25,560 | 193,434 |
| Liabilities in connection with finance leases | 171 | 809 | 1,034 | 2,014 |
| Negative fair values of derivative financial intruments | 3,847 | 0 | 0 | 3,847 |
| **Total** | **35,433** | **137,268** | **270,430** | **443,131** |

| 2007/2008 financial year | Maturities | | | Carrying amount |
|---|---|---|---|---|
| € 000s | Current < 1 year | Non-current 1-5 years | Non-current > 5 years | 2.29.2008 Total |
| Bonds | 0 | 0 | 242,764 | 242,764 |
| Liabilities to banks | 27,515 | 142,268 | 40,491 | 210,274 |
| Liabilities in connection with finance leases | 160 | 757 | 1,282 | 2,199 |
| Negative fair values of derivative financial intruments | 1,136 | 0 | 0 | 1,136 |
| **Total** | **28,811** | **143,025** | **284,537** | **456,373** |

HORNBACH-Baumarkt-AG placed a paper with a volume of € 250 million, a term of ten years and an interest coupon of 6.125% on the European capital market for corporate bonds in November 2004. The expenses arising in connection with the corporate bond, amounting to € 10,714k in total, have been distributed over the term of ten years using the effective interest method. The bond is linked to compliance with covenants customary to banks, such as the ratio of EBITDA to interest expenses. Non-compliance with the respective ratios or other obligations set out in the bond agreement may result in a premature repayment obligation. Compliance with the covenants is monitored on a monthly basis as part of the company's internal risk management. In the event of the values falling short of certain target levels, then countermeasures are initiated at an early stage. The company has so far complied with all such covenants.

The Group had current financial debt (< 1 year) of € 35.4 million at the reporting date on February 28, 2009. This relates to short-term financing facilities (€ 7.0 million), interest provisions (€ 6.2 million), the portion of long-term financing facilities maturing in the short term (€ 18.4 million), and the measurement of derivative financial instruments (€ 3.8 million).

Land charges amounting to € 182,837k had been provided as security for existing mortgage loans as of the reporting date (2007/2008: € 188,411k). No contractual obligations were breached during the period under report.

Various bilateral credit lines at the HORNBACH-Baumarkt-AG Group were pooled into a syndicated credit line of € 200.0 million at HORNBACH-Baumarkt-AG in the 2006/2007 financial year. This has a term of 5 years and can be extended on two occasions, in each case by a further year. Following the unanimous approval already provided for the first extension option in the 2007/2008 financial year, the second extension possibility was also exercised by all banks involved in the 2008/2009 financial year. The current final maturity date for the credit line is 6.26.2013. The covenants to be complied with, such as EBITDA to interest expenses, are basically equivalent to the obligations governing the bond issued in 2004 and have been complied with at all times.

The HORNBACH-Baumarkt-AG Group had credit lines amounting to € 313.8 million on February 28, 2009 (2007/2008: € 319.4 million). Unutilized credit lines amounted to € 306.2 million (2007/2008: € 317.5 million). Furthermore, HORNBACH-Baumarkt-AG has credit lines for import credits amounting to USD 20.0 million (2007/2008: USD 15.0 million). These had been drawn down in full at the reporting date (2007/2008: USD 4.4 million).

In addition to existing current account liabilities at normal market conditions and the bond issued in the 2004/2005 financial year, the Group also has medium and long-term liabilities to banks. These are mostly fixed-interest loans and consist of the following items:

| 2008/2009 financial year | Currency | Interest agreement in % (including swap) | Maturity | Amount 2.28.2009 € 000s |
|---|---|---|---|---|
| Loans | EUR | 2.45 to 4.63 | 2009 to 2011 | 80,563 |
| Mortgage loans | EUR | 4.56 to 6.36 | 2009 to 2019 | 78,155 |
| | CZK | 5.08 to 7.98 | 2010 to 2018 | 21,527 |
| | | | | **180,245** |

| 2007/2008 financial year | Currency | Interest agreement in % (including swap) | Maturity | Amount 2.29.2008 € 000s |
|---|---|---|---|---|
| Loans | EUR | 2.45 to 4.63 | 2008 to 2011 | 81,905 |
| Mortgage loans | EUR | 4.56 to 6.36 | 2008 to 2019 | 92,490 |
| | CZK | 5.08 to 7.98 | 2010 to 2018 | 29,478 |
| | | | | **203,873** |

The variable interest rates of swapped mortgage loans charge interest at the 3 month Eurolibor, the 3 month Euribor and the 6 month Euribor. The swap margins range from 0.45 to 1.5 basis points (2007/2008: 0.45 to 1.5 basis points).

Transition of future leasing payments to the liabilities from financial leasing contracts:

| 2008/2009 financial year<br>€ 000s | Maturities<br>Current<br>< 1 year | <br>Non-current<br>1-5 years | <br>Non-current<br>> 5 years | 2.28.2009<br><br>Total |
|---|---|---|---|---|
| Liabilities in connection with finance leases | 171 | 809 | 1,034 | 2,014 |
| Interest component | 131 | 399 | 151 | 681 |
| **Total lease payments to be made in future** | **302** | **1,208** | **1,185** | **2,695** |

| 2007/2008 financial year<br>€ 000s | Maturities<br>Current<br>< 1 year | <br>Non-current<br>1-5 years | <br>Non-current<br>> 5 years | 2.29.2008<br><br>Total |
|---|---|---|---|---|
| Liabilities in connection with finance leases | 160 | 757 | 1,282 | 2,199 |
| Interest component | 141 | 451 | 230 | 822 |
| **Total lease payments to be made in future** | **301** | **1,208** | **1,512** | **3,021** |

**(23) Pensions and similar obligations**

As a result of legal requirements in individual countries, the HORNBACH-Baumarkt-AG Group has obligations relating to defined benefit and defined contribution pension plans.

Pension commitments in the Netherlands have been accounted for as defined contribution plans, given that the information required to account for these plans as defined benefit plans was not available.

Apart from the contributions, the defined contribution plans do not involve any further obligations on the part of the HORNBACH-Baumarkt-AG Group. The total of all defined contribution pension expenses amounted to € 31,026k in the 2008/2009 financial year (2007/2008: € 30,140k).

In the case of defined benefit plans, a distinction is made between pension plans financed by provisions and those financed by funds. The HORNBACH-Baumarkt-AG Group only has one fund-financed pension plan which is financed via an external pension provider. This pension plan is due to legal requirements in Switzerland, and grants old-age, invalidity and fatality pensions and payments. The employee covers 35 % of the premiums to be paid for the savings balances, as well as further clearly defined costs. The remaining expenses are covered by the employer. Risk and cost premiums are calculated by the insurance company on an individual basis and reassessed each year.

| | 2008/2009<br>€ 000s | 2007/2008<br>€ 000s |
|---|---|---|
| Present value of pension obligation | 14,410 | 11,335 |
| less fair value of plan assets | (15,246) | (13,344) |
| **Pension commitments as reported in balance sheet** | **(836)** | **(2,009)** |
| of which pension provisions | 0 | 0 |
| of which plan assets | 836 | 2,009 |

The plan assets were structured as follows at the reporting date:

| | 2.28.2009 % | 2.29.2008 % |
|---|---|---|
| Debt securities | 66.2 | 60.7 |
| Shares | 1.8 | 14.0 |
| Real estate | 9.7 | 10.7 |
| Other | 22.3 | 14.6 |
| | **100.0** | **100.0** |

**Change in pension obligation**

| | 2008/2009 € 000s | 2007/2008 € 000s |
|---|---|---|
| Present value of pension obligation at beginning of period | 11,335 | 12,851 |
| Current service cost of employer | 905 | 944 |
| Interest cost | 431 | 380 |
| Employee contributions | 679 | 474 |
| Net balance of payments contributed and paid out | (851) | (1,680) |
| Insurance premiums | (500) | (355) |
| Actuarial gains/losses recognized directly in equity | 1,614 | (1,564) |
| Foreign currency translation | 797 | 285 |
| | **14,410** | **11,335** |

**Change in plan assets**

| | 2008/2009 € 000s | 2007/2008 € 000s |
|---|---|---|
| Plan assets at beginning of period | 13,344 | 13,454 |
| Expected return on plan assets | 569 | 462 |
| Employer contributions | 1,261 | 881 |
| Employee contributions | 679 | 474 |
| Net balance of payments contributed and paid out | (851) | (1,680) |
| Insurance premiums | (500) | (355) |
| Actuarial losses recognized directly in equity | (195) | (120) |
| Foreign currency translation | 939 | 228 |
| | **15,246** | **13,344** |

The amounts recognized through profit or loss are included in the personnel expenses allocated to the following items in the income statement:

| | 2008/2009<br>€ 000s | 2007/2008<br>€ 000s |
|---|---|---|
| Selling and store expenses | 610 | 739 |
| Pre-opening expenses | 36 | 1 |
| General and administration expenses | 80 | 95 |
| | **726** | **835** |

Payments of contributions amounting to € 1.0 million are expected for the 2009/2010 financial year.

Actuarial gains and losses may arise on account of changes in the parameters underlying the calculation of the fair value of the pension obligation and the fair value of the plan assets. These changes are recognized directly in equity, together with the share of deferred taxes allocable to such changes.

The actuarial gains and losses recognized in equity (before deferred taxes) have developed as follows:

| | 2008/2009<br>€ 000s | 2007/2008<br>€ 000s |
|---|---|---|
| Gains and losses at beginning of period | 1,366 | (65) |
| Gains and losses arising during period | (1,809) | 1,444 |
| Foreign currency translation | 39 | (13) |
| **Gains and losses at end of period** | **(404)** | **1,366** |

The calculation has been based on the following actuarial assumptions:

| | 2.28.2009<br>% | 2.29.2008<br>% |
|---|---|---|
| Discount interest rate | 3.6 | 3.6 |
| Expected long-term credit interest rate | 3.0 | 3.6 |
| Expected return on plan assets | 2.9 | 3.8 |
| Future salary increase | 1.5 | 1.5 |
| Future pension increase | 0.5 | 0.5 |

The historic development is as follows:

| | 2008/2009<br>€ 000s | 2007/2008<br>€ 000s | 2006/2007<br>€ 000s | 2005/2006<br>€ 000s |
|---|---|---|---|---|
| Present value of pension obligation | 14,410 | 11,335 | 12,851 | 11,404 |
| Fair value of plan assets | 15,246 | 13,344 | 13,454 | 7,934 |
| Yield on plan assets | 355 | 327 | 201 | 0 |
| Experience adjustments arising on plan assets | 184 | 115 | 56 | 0 |
| Experience adjustments arising on plan liabilities | 1,713 | (166) | 203 | 0 |

**(24) Other non-current liabilities**

Other non-current liabilities mainly involve non-current provisions. These include personnel provisions, provisions for contractually assumed structural maintenance obligations, and a provision required by law for the storage of business documents.

Other non-current personnel provisions mainly relate to part-time early retirement and to the statutory reserve required in Austria to cover potential claims on the part of employees in the event of their leaving the company.

The provisions for part-time early retirement mainly involve the part-time early retirement agreements concluded by HORNBACH-Baumarkt-AG in the 2005/2006 and 2006/2007 financial years. The work undertaken by part-time early retirees is performed within the framework of the so-called block model. Provisions amounting to € 8,039k (2007/2008: € 7,673k) have been taken to cover the performance backlog up to the reporting date and for top-up payments. The provisions have been calculated by an independent expert on the basis of the 2005 G mortality tables published by Heubeck-Richttafeln-GmbH and using a discount rate of 5.6% p.a. (2007/2008: 5.5% p.a.). Moreover, provisions of € 67k (2007/2008: € 52k) were taken to cover part-time early retirement obligations in Austria.

This item also includes an accrual stated for the amounts paid by HORNBACH Immobilien AG as settlement for the disadvantages sustained by HORNBACH-Baumarkt-AG in connection with the termination of existing rental agreements and the conclusion of new rental agreements with increased rent and the assumption of maintenance expenses. The accrual item established for this purpose is being written back to earnings over the outstanding term of the original rental agreements (18 years).

### (25) Trade payables and other liabilities

| | 2.28.2009<br>€ 000s | 2.29.2008<br>€ 000s |
|---|---|---|
| Trade payables and advance payments received for orders | 198,425 | 192,737 |
| Liabilities to affiliated companies | 2,775 | 1,082 |
| of which: to shareholders | 1,804 | 482 |
| Other liabilities | 37,443 | 39,175 |
| of which: other taxation | 10,824 | 11,630 |
| of which: social security contributions | 2,321 | 2,107 |
| | **238,643** | **232,994** |

As in the previous year, all trade payables and other liabilities have outstanding terms of less than one year.

Trade payables are secured by reservations of title to the customary extent.

Other taxation liabilities include amounts for which the individual group companies are liable. Liabilities for social security contributions mainly include contributions yet to be remitted to the social security funds. In addition to the aforementioned items, other liabilities mainly include deposits and pledged funds, merchandise credits not yet redeemed, liabilities relating to salary payments to employees, and amounts due for outstanding invoices.

### (26) Income tax receivables and liabilities

The receivables and provisions relating to taxes on income involve current tax liabilities / receivables, taxes resulting from an external tax audit performed in the 2007/2008 financial year, and taxes relating to previous financial years. Current income tax provisions are offset against corresponding income tax refund receivables, provided that they relate to the same tax authority and are identical as far as their type and their due date are concerned. Tax provisions for current income taxes mainly relate to corporate income tax (including the solidarity surcharge) and to trade tax.

No provisions have been stated for potential back payments of tax amounting to € 1,417k (2007/2008: € 1,417k) in connection with the completed tax audit, as the company will initiate legal proceedings if necessary.

The "German act on fiscal measures accompanying the introduction of the European Company and amending further tax legislation (SEStEG)" came into force on December 12, 2006. Among other aspects, this act provides for allowing the refunds of corporate income tax credits resulting from the retention of profit in accordance with previous corporation tax law requirements no longer to be linked to the distribution of profits. This corporate income tax credit was calculated for the last time as of December 31, 2006 and is subsequently being paid out in 10 equal annual amounts on September 30 of each year starting in 2008. At the final calculation date, the HORNBACH-Baumarkt-AG Group had corporate income tax refund receivables pursuant to Section 37 of the German Corporate Income Tax Act (KStG) originally totaling € 12.2 million, of which € 9.7 million still pertain. These have been capitalized as current and non-current tax receivables at their present value of € 8.3 million (2007/2008: € 10.0 million).

Reference is made to Note 15 with regard to the deferred taxes capitalized under a separate item.

### (27) Other provisions and accrued liabilities

Development in provisions and accrued liabilities in the 2008/2009 financial year:

| € 000s | Opening balance on 3.1.2008 | Utilization | Reversals | Additions | Foreign currency translation | Closing balance 2.28.2009 | of which non-current |
|---|---|---|---|---|---|---|---|
| **Other provisions** | | | | | | | |
| Personnel | 10,785 | 1,177 | 116 | 1,632 | 0 | 11,124 | 11,124 |
| Miscellaneous | 9,838 | 1,440 | 1,571 | 3,911 | 57 | 10,795 | 5,420 |
| | **20,623** | **2,617** | **1,687** | **5,543** | **57** | **21,919** | **16,544** |
| **Accrued liabilities** | | | | | | | |
| Other taxes | 930 | 467 | 34 | 76 | 2 | 507 | 0 |
| Personnel | 32,229 | 30,888 | 832 | 39,411 | (508) | 39,412 | 0 |
| Miscellaneous | 12,260 | 11,930 | 285 | 18,720 | (52) | 18,713 | 0 |
| | **45,419** | **43,285** | **1,151** | **58,207** | **(558)** | **58,632** | **0** |
| **Total** | **66,042** | **45,902** | **2,838** | **63,750** | **(501)** | **80,551** | **16,544** |

Miscellaneous other current provisions mainly relate to provisions for onerous contracts and litigation risks. Reference is made to Note 24 with regard to details of non-current provisions.

Other taxes largely involve the deferral of land and payroll taxes.

The accrued liabilities for personnel obligations primarily relate to outstanding holiday entitlements, overtime, holiday pay, Christmas bonuses, employee bonuses and the disabled persons levy.

Miscellaneous accrued liabilities relate in particular to the costs of gas, water, and electricity, as well as to year-end expenses and legal advisory expenses.

## Other Disclosures

### (28) Contingent liabilities

As in the previous year, there were no contingent liabilities as of February 28, 2009.

### (29) Other financial obligations and contingent claims

| 2008/2009 financial year<br>€ million | Maturities<br>Current<br>< 1 year | <br>Non-current<br>1-5 years | <br>Non-current<br>> 5 years | 2.28.2009<br>Total |
|---|---|---|---|---|
| Purchase obligations for investments | 40.1 | 0.0 | 0.0 | 40.1 |
| Obligations under rental and leasing contracts | 135.7 | 509.2 | 673.4 | 1,318.3 |
| Other financial obligations | 3.9 | 0.0 | 0.0 | 3.9 |
| | **179.7** | **509.2** | **673.4** | **1,362.3** |

| 2007/2008 financial year<br>€ million | Maturities<br>Current<br>< 1 year | <br>Non-current<br>1-5 years | <br>Non-current<br>> 5 years | 2.29.2008<br>Total |
|---|---|---|---|---|
| Purchase obligations for investments | 34.3 | 0.3 | 0.0 | 34.6 |
| Obligations under rental and leasing contracts | 123.5 | 478.7 | 672.1 | 1,274.3 |
| Other financial obligations | 2.9 | 0.0 | 0.0 | 2.9 |
| | **160.7** | **479.0** | **672.1** | **1,311.8** |

The obligations resulting from rental, hiring, leasehold and leasing contracts relate exclusively to those rental contracts in which the companies of the HORNBACH-Baumarkt-AG Group do not constitute the economic owners of the rented assets pursuant to IFRS regulations (Operating Lease). Rental agreements mainly relate to DIY stores in Germany and at foreign locations. The terms of the rental agreements range from 15 to 20 years, and there are subsequent rental prolongation options. The respective agreements include rent adjustment clauses.

Furthermore, the Group also has recourse claims of approximately € 3.0 million in connection with renovation obligations for a DIY megastore with a garden center let in the context of a sale and leaseback transaction. These claims are likely to prove enforceable.

**(30) Future income from rental and leasing contracts**

| Rental income from external third parties<br>€ 000s | Maturities | | Total |
|---|---|---|---|
| | Current<br>< 1 year | Non-current<br>1-5 years | |
| 2008/2009 financial year | 1,061 | 3,698 | 4,759 |
| 2007/2008 financial year | 813 | 24 | 837 |

The rental income results from the letting of retail real estate. In most cases, the rental contracts have terms of between 5 and 15 years.

Rental income has only been reported for up to one year in the case of rental contracts with indeterminate contractual terms.

Expenses of € 358k (2007/2008: € 402k) were incurred in connection with the letting of properties to third parties during the year under report.

**(31) Legal disputes**

HORNBACH-Baumarkt-AG does not anticipate that it or any of its group companies will be involved in current or foreseeable court or arbitration proceedings which could have a material effect on the economic situation of the Group. Moreover, appropriate provisions have been taken or adequate insurance benefits are anticipated for any financial charges in connection with other legal or arbitration proceedings involving the group companies. Such charges are therefore not expected to have any significant impact on the financial position of the Group.

**(32) Supplementary disclosures on financial instruments**

The following tables show the carrying amounts of the financial instruments in each IAS 39 measurement category, and their fair values broken down by balance sheet category:

| € 000s | Category | Carrying amount 2.28.2009 | Fair value 2.28.2009 | Carrying amount 2.29.2008 | Fair value 2.29.2008 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Financial assets | AfS | 1 | 1 | 1 | 1 |
| Other receivables and assets | | | | | |
| Derivatives with hedge relationship | n.a. | 0 | 0 | 1,998 | 1,998 |
| Derivatives without hedge relationship | FAHfT | 254 | 254 | 489 | 489 |
| Other financial assets | LaR | 41,132 | 41,132 | 33,643 | 33,643 |
| Cash and cash equivalents | LaR | 236,092 | 236,092 | 167,125 | 167,125 |
| Non-current assets held for sale and disposal groups | LaR | 0 | 0 | 1 | 1 |
| **Equity and liabilities** | | | | | |
| Financial debt | | | | | |
| Bonds | FLAC | 243,836 | 237,500 | 242,764 | 221,250 |
| Liabilities to banks | FLAC | 193,434 | 194,862 | 210,274 | 210,487 |
| Liabilities in connection with finance leases | n.a. | 2,014 | 2,583 | 2,199 | 2,843 |
| Derivatives with hedge relationship | n.a. | 3,650 | 3,650 | 1,008 | 1,008 |
| Derivatives without hedge relationship | FLHfT | 197 | 197 | 128 | 128 |
| Trade payables and other liabilities | FLAC | 217,471 | 217,471 | 210,948 | 210,948 |
| Accrued liabilities | FLAC | 18,713 | 18,713 | 12,260 | 12,260 |
| Disposal group liabilities | FLAC | 0 | 0 | 13,241 | 13,241 |

| Aggregate totals by measurement category: € 000s | Category | Carrying amount 2.28.2009 | Carrying amount 2.29.2008 |
|---|---|---|---|
| Loans and receivables | LaR | 277,224 | 200,769 |
| Available for sale financial assets | AfS | 1 | 1 |
| Financial assets held for trading | FAHfT | 254 | 489 |
| Financial liabilities measured at amortized cost | FLAC | 673,454 | 689,487 |
| Financial liabilities held for trading | FLHfT | 197 | 128 |

Cash and cash equivalents, assets, disposal groups and liabilities held for sale, other financial assets, accrued liabilities, accounts payable and other liabilities mature in the short term in the majority of cases. Their carrying amounts therefore approximate to their fair values as of the reporting date.

The fair value of the publicly listed bond corresponds to the nominal value multiplied by the market value at the reporting date.

The fair values of the liabilities to banks and the liabilities in connection with finance leases have been calculated as present values.

The present values of financial assets and liabilities have been calculated based on current money market interest rates, taking due account of their maturity structure and the respective loan margin.

| Net result by measurement category | 2008/2009<br>€ 000s | 2007/2008<br>€ 000s |
|---|---|---|
| Loans and receivables (LaR) | 1,003 | (1,517) |
| Financial instruments held for trading (FAHfT and FLHfT) | (303) | 482 |
| Financial liabilities measured at amortized cost (FLAC) | 70 | (2,109) |

The net results of the measurement category "financial instruments held for trading" result from the measurement of derivative financial instruments at fair value through profit or loss. The net results of the measurement categories "loans and receivables" and "financial liabilities measured at amortized cost" involve foreign currency translation items, the results of disposals and write-downs.

### (33) Risk management and financial derivatives

#### Risk management principles

The assets, liabilities and planned financial transactions of the HORNBACH-Baumarkt-AG Group are subject in particular to risks resulting from changes in exchange rates and interest rates.

The aim of the company's risk management is therefore to minimize these risks by means of suitable financial market-based hedging activities. To achieve this aim, derivative financial instruments are deployed to limit interest rate and foreign currency risks. In general, however, the company only hedges those risks which could impact materially on the financial result.

The necessary decisions may only be taken on the basis of the strategic requirements determined by the Chief Financial Officer. These requirements focus on hedging interest rate and foreign currency risks. Moreover, financial transactions undertaken for speculative trading purposes are prohibited. Over and above that, certain transactions require prior approval by the Supervisory Board.

The treasury department regularly reviews and monitors the current and future interest charge and the foreign exchange requirements of the overall Group. The Board of Management is informed of its findings on a regular basis.

#### Market risks

For the presentation of market risks, IFRS 7.40 "Financial Instruments: Disclosures" requires the hypothetical impact on profit and loss and equity which would have resulted if those changes in the relevant risk variables (e.g. market interest rates or exchange rates) which could reasonably be assumed to be possible at the reporting date had actually materialized to be presented on the basis of sensitivity analyses. The market risks faced by the HORNBACH-Baumarkt-AG Group consist of foreign currency risks and interest rate risks. The company does not face any other price risks.

**Foreign currency risk**

Foreign currency risks, i.e. potential reductions in the value of a financial instrument or future cash flow due to changes in foreign exchange rates, particularly apply wherever monetary financial instruments, such as receivables or liabilities, exist in a currency other than the local currency of the company, or will exist in the scheduled course of business. The foreign currency risks of the HORNBACH-Baumarkt-AG Group mainly result from financing measures and from the company's business operations. Exchange rate differences arising from the translation of financial statements into the group currency do not constitute a foreign currency risk as defined by IFRS 7.

The group companies are largely financed by means of external financing measures denominated in the functional currency of the corresponding group company (natural hedging). Moreover, there are also intragroup loans denominated in euros, thus resulting in foreign currency risks at those group companies which have a functional currency other than the euro. These risks are basically not hedged.

The foreign currency risks faced by the HORNBACH-Baumarkt-AG Group in its business operations mainly relate to the purchase of goods in the Far East using US dollars and from intragroup supplies and services, which are basically handled in euros. The US dollar currency risk is hedged using forward exchange transactions and fixed deposits denominated in US dollars.

Including hedging measures, the Group had the following main foreign currency items open as of the reporting date:

| € 000s | 2.28.2009 | 2.29.2008 |
|---|---|---|
| EUR | (69,469) | (40,090) |
| USD | 5,166 | 5,896 |

In the sensitivity analysis provided below for foreign currency risks, it has been assumed that the foreign currency holdings as of the reporting date are representative of the financial year as a whole.

If the euro had **appreciated by 10%** compared with the Group's other main currencies at the reporting date, consolidated earnings before taxes would have been € 6,390k lower (2007/2008: € 4,353k). Conversely, if the euro had **depreciated by 10%** compared with the Group's other main currencies at the reporting date, then consolidated earnings before taxes would have been € 6,390k higher (2007/2008: € 4,353k). The hypothetical impact on earnings of € +6,390k (2007/2008: € +4,353k) is the result of the following sensitivities: EUR/CHF € -4,135k (2007/2008: € 2,674k), EUR/SEK € -2,403k (2007/2008: € 1,111k), EUR/RON € -1,455k (2007/2008: € 1,024k), EUR/CZK € 961k (2007/2008: € -610k), EUR/USD € 642k (2007/2008: € 269k) and EUR/SKK € 0k (2007/2008: € -115k).

**Interest rate risk**

At the end of the year, the Group was principally financed by a euro bond with a nominal total of € 250,000k and by an unsecured borrowers' note loan amounting to € 80,000k. Furthermore, the Group also has long-term fixed-interest euro loans amounting to € 78,790k (2007/2008: € 94,395k) and long-term CZK loans amounting to € 21,527k (2007/2008: € 29,478k). The principal long-term financial liabilities with floating interest rates have been converted into fixed-interest financial liabilities using derivative financial instruments.

The sensitivity analysis provided below is based on the following assumptions:

In the case of fixed-interest primary financial instruments, changes in market interest rates only impact on profit and loss or equity when such instruments are measured at fair value. Primary financial instruments measured at amortized cost are therefore not subject to any interest rate risk as defined in IFRS 7. The same applies to financial liabilities which originally had floating interest rates, but which have been converted into fixed-interest financial liabilities by means of cash flow hedges.

Changes in the market interest rates of interest derivatives designated to hedge primary financial instruments with floating interest rates within the framework of a cash flow hedge impact on the hedging reserve within equity and have therefore been accounted for in the equity-related sensitivity analysis.

Changes in the market interest rates of primary financial instruments with floating interest rates impact on profit and loss and have therefore been accounted for in the sensitivity analysis.

In the sensitivity analysis for interest rate risks, it has been assumed that the volumes as of the reporting date are representative of the financial year as a whole. A parallel shift in the interest rate structure curve has been assumed.

If the market interest rate had been **100 basis points higher** at the reporting date, then consolidated earnings before taxes would have been € 2,001k higher (2007/2008: € 1,475k) and equity would have been € 2,538k higher (2007/2008: € 3,267k). Conversely, if the market interest rate had been **100 basis points lower** at the reporting date, then consolidated earnings before taxes would have been € 2,001k lower (2007/2008: € 1,475k) and equity would have been € 2,660k lower (2007/2008: € 3,445k).

**Credit risk**

Credit risk involves the risk that a contractual party is unable to comply in part or in full with the obligations entered into upon the conclusion of a financial instrument. The credit risk of the Group is strictly limited to the extent that financial assets and derivative financial instruments are concluded as far as possible with contractual parties of good credit standing. Moreover, transactions with individual contractual partners are subject to a maximum limit. The risk of receivables default in the operating business is already considerably reduced on account of the retail format (cash & carry). The maximum credit risk is equivalent to the carrying amounts of the financial assets.

**Liquidity risk**

The following tables show the contractually agreed (undiscounted) interest and principal repayments for primary and derivative financial liabilities.

| 2008/2009 financial year<br>€ 000s | Carrying amount | Cash flows<br>< 1 year | <br>1 to 5 years | <br>> 5 years |
|---|---|---|---|---|
| **Primary financial liabilities:** | | | | |
| Bonds | 243,836 | 15,313 | 61,250 | 265,313 |
| Liabilities to banks | 193,434 | 55,090 | 214,082 | 43,412 |
| Liabilities in connection with finance leases | 2,014 | 302 | 1,208 | 1,185 |
| Trade payables and other liabilities | 217,471 | 216,998 | 473 | 0 |
| Accrued liabilities | 18,713 | 18,713 | 0 | 0 |
| Disposal group liabilities | | | | |
| | **675,468** | **306,416** | **277,013** | **309,910** |
| **Derivative financial liabilities:** | | | | |
| Foreign currency derivatives without hedge relationship | 197 | 197 | 0 | 0 |
| Interest derivatives in connection with cash flow hedges | 3,650 | 510 | 1,974 | 1,556 |
| | **3,847** | **707** | **1,974** | **1,556** |
| **Derivative financial assets:** | | | | |
| Foreign currency derivatives without hedge relationship | 254 | (254) | 0 | 0 |
| | **254** | **(254)** | **0** | **0** |
| | | **306,869** | **278,987** | **311,466** |

| 2007/2008 financial year € 000s | Carrying amount | Cash flows < 1 year | 1 to 5 years | > 5 years |
|---|---|---|---|---|
| **Primary financial liabilities:** | | | | |
| Bonds | 242,764 | 15,313 | 61,250 | 280,625 |
| Liabilities to banks | 210,274 | 54,416 | 231,123 | 76,048 |
| Liabilities in connection with finance leases | 2,199 | 301 | 1,208 | 1,512 |
| Trade payables and other liabilities | 210,948 | 210,502 | 446 | 0 |
| Accrued liabilities | 12,260 | 12,260 | 0 | 0 |
| Disposal group liabilities | 13,241 | 13,241 | 0 | 0 |
| | **691,686** | **306,033** | **294,027** | **358,185** |
| **Derivative financial liabilities:** | | | | |
| Foreign currency derivatives without hedge relationship | 128 | 128 | 0 | 0 |
| Interest derivatives in connection with cash flow hedges | 1,008 | (20) | (81) | 52 |
| | **1,136** | **108** | **(81)** | **52** |
| **Derivative financial assets:** | | | | |
| Foreign currency derivatives without hedge relationship | 489 | (489) | 0 | 0 |
| Interest derivatives in connection with cash flow hedges | 1,998 | (1,354) | (3,385) | 0 |
| | **2,487** | **(1,843)** | **(3,385)** | **0** |
| | | **304,298** | **290,561** | **358,237** |

All financial liabilities existing at the reporting date have been included. No account has been taken of budget figures for future new liabilities. Variable interest payments were calculated on the basis of interest rates valid at the reporting date. Liabilities denominated in foreign currencies were translated at the relevant reporting date rate.

Reference is made to Note 22 with regard to the management of liquidity risk.

**Hedging measures**

Hedging transactions serve to hedge the interest rate and foreign currency risks associated with an underlying transaction (hedged item).

**Cash flow hedge – interest rate risk**

Payer interest swaps are concluded for major long-term financial liabilities with floating interest rates. These enable the variable interest rates on the loans to be converted into fixed interest rates. Creditworthiness risks are not hedged.

At the end of the 2008/2009 financial year, the Group had interest swaps amounting to € 107,987k (2007/2008: € 111,598k), with which a transformation from floating interest commitments to fixed interest commitments was achieved. The fair value of the interest swaps amounted to € -3,650k as of February 28, 2009 (2007/2008: € 990k). Of this total, € 0k (2007/2008: € 1,998k) has been recognized under other assets and € 3,650k (2007/2008: € 1,008k) under other liabilities. The terms of the interest rate swaps are congruent with the terms of the loans. All interest rate swaps fulfilled the requirements of hedge accounting at February 28, 2009. Changes in the fair values are recognized in the hedging reserve within equity.

The following table presents the maturities contractually agreed for the payments, i.e. the time at which the hedged item is recognized through profit or loss:

| Start | End | Nominal value at 2.28.2009 in € 000s | Nominal value at 2.29.2008 in € 000s | Reference rate |
|---|---|---|---|---|
| 6.30.2006 | 6.30.2011 | 80,000 | 80,000 | 6-month Euribor |
| 9.30.2002 | 9.30.2017 | 12,950 | 14,430 | 3-month Euribor |
| 9.30.2002 | 9.30.2017 | 8,800 | 9,805 | 3-month Euribor |
| 12.30.1999 | 12.30.2014 | 3,681 | 4,295 | 6-month Euribor |
| 12.30.1998 | 12.13.2013 | 2,556 | 3,068 | 3-month Eurolibor |

The HORNBACH-Baumarkt-AG Group meets the hedge accounting requirement set out in IAS 39 in that it documents the relationship between the derivative financial instrument deployed as a hedging instrument and the hedged item, as well as the hedging objective and strategy, at the beginning of any hedging measure. This also includes an assessment of the effectiveness of the hedging instruments thereby deployed. The effectiveness of the hedging relationship is assessed prospectively using the critical terms match method. Retrospective effectiveness is calculated at each reporting date using the dollar offset method. A hypothetical derivative is taken as the hedged item. A hedging relationship is termed effective when the changes in the value of the hedging instrument and the hypothetical derivative are compensated by between 80% and 125%. Hedging relationships are cancelled without delay upon becoming ineffective.

**Other hedging measures – foreign currency risk**

The HORNBACH-Baumarkt-AG Group also deploys hedging measures which do not meet the hedge accounting requirements set out in IAS 39, but which nevertheless make an effective contribution towards hedging the Group's financial risks in line its risk management principles. For example, the HORNBACH-Baumarkt-AG Group hedges the foreign currency risks involved in select (planned) transactions, including the embedded foreign currency derivatives potentially resulting from the transactions, such as those involved in the purchase of merchandise in the Far East using US dollars, by working with macro hedges, such as forward exchange transactions or fixed deposit investments denominated in foreign currencies.

The fair value of forward exchange transactions, including the embedded forward exchange transactions, amounted to € 57k at February 28, 2009 (2007/2008: € 361k). Of this sum, € 254k (2007/2008: € 489k) has been recognized under other assets and € 197k (2007/2008: € 128k) under other liabilities.

No fair value hedges or net investment in a foreign operation hedges have been undertaken to date.

**Derivatives**

The following table provides an overview of the nominal and fair values of derivative financial instruments as of the reporting date. The values of opposing transactions, such as foreign exchange purchases or sales, have been shown on a net basis. Nominal value totals are shown in the nominal value line without the offsetting of any opposing transactions.

| 2008/2009 financial year | Forward exchange transactions | Interest swaps | Total |
|---|---|---|---|
| Nominal value in € 000s | 25,123 | 107,987 | 133,110 |
| Fair value in € 000s (before deferred taxes) | 57 | (3,650) | (3,593) |

| 2007/2008 financial year | Forward exchange transactions | Interest swaps | Total |
|---|---|---|---|
| Nominal value in € 000s | 23,096 | 111,598 | 134,694 |
| Fair value in € 000s (before deferred taxes) | 361 | 990 | 1,351 |

### (34) Share option plans

#### 1999 share option plan

The annual general meeting of HORNBACH-Baumarkt-AG held on August 26, 1999 established a share option plan with the following principal features:

#### Subscription beneficiaries

A maximum of 1,500,000 subscription rights may be issued during the four-year term of the share option plan. Within this total, the following maximum allocations apply to the following groups:

| | Number |
|---|---|
| Group 1: Members of the Board of Management of HORNBACH-Baumarkt-AG | 128,000 |
| Group 2: Members of management tiers below the Board of Management | 1,100,000 |
| Group 3: Managing directors of domestic and foreign subsidiaries | 52,000 |
| Group 4: Members of management tiers below the managing directors at domestic and foreign subsidiaries | 220,000 |
| | **1,500,000** |

#### Tranches and acquisition periods

Four annual tranches are issued during the respective term. These are issued within two months of the announcement of the company's earnings for the third quarter of the financial year. The issue date for the tranches is thus the date of the corresponding resolution on the issue by the Board of Management and Supervisory Board.

#### Qualifying period and exercise period

The qualifying period amounts to two years following the issue of each tranche. After two years, a maximum of 20% and an additional maximum of 20% each year thereafter up to the end of the sixth year may be exercised. The exercise period ends seven years after the issue of the final tranche. These options may be exercised for the last time following the announcement of the earnings for third quarter of 2009/2010.

#### Subscription price

The subscription price is based on the average closing price of the share in floor trading on the Frankfurt Stock Exchange during the ten trading days prior to the issue date of the subscription right.

**Exercise hurdle and exercise window**
For the subscription rights to be exercised, the exercise hurdle has to be achieved within a period of six weeks prior to the exercise date. The exercise hurdle is achieved when the share price of HORNBACH-Baumarkt-AG exceeds the subscription price, which ranges from € 22.25 to € 29.86 depending on the tranche in question, by at least 30% in floor trading.

Furthermore, subscription rights may only be exercised within one month following publication of the quarterly results or the preliminary sales and earnings figures for the previous financial year ("Exercise Window"), whereby restrictions based on legal regulations have to be observed, particularly those set out in the German Securities Trading Act (WpHG).

**Non-transferability and employment relationship**
The subscription rights are not transferable and may not be exercised by third parties, but may be inherited by the wife, husband or children of the subscription beneficiary. A non-terminated contract of employment is basically required in the exercise period in order to be able to exercise subscription rights. Permission may be granted to exercise subscription rights in the year after the termination or rescission of the employment relationship.

As in the previous year, no more subscription rights were issued during the 2008/2009 financial year on account of the acquisition period having expired.

The total number of subscription rights issued, including those converted during the 2008/2009 financial year and the subscriptions of employees who have left the company or which have changed hands, was as follows:

| 2008/2009 (number) | 2.29.2008 | Exercised | Lapsed | 2.28.2009 |
|---|---|---|---|---|
| To members of Group 1: | 28,800 | 1,800 | 900 | 26,100 |
| To members of Group 2: | 288,410 | 42,790 | 4,880 | 240,740 |
| To members of Group 3: | 7,200 | 1,600 | 0 | 5,600 |
| To members of Group 4: | 43,770 | 8,850 | 4,240 | 30,680 |
| | **368,180** | **55,040** | **10,020** | **303,120** |

| 2007/2008 (number) | 2.28.2007 | Exercised | Lapsed | 2.29.2008 |
|---|---|---|---|---|
| To members of Group 1: | 39,600 | 10,800 | 0 | 28,800 |
| To members of Group 2: | 434,950 | 134,260 | 12,280 | 288,410 |
| To members of Group 3: | 15,200 | 8,000 | 0 | 7,200 |
| To members of Group 4: | 70,250 | 25,840 | 640 | 43,770 |
| | **560,000** | **178,900** | **12,920** | **368,180** |

The share options were converted at a weighted average price of € 24.25 during the year under report (2007/2008: € 25.51).

The fourth tranche of the 1999 share option plan has been valued and accounted for in accordance with IFRS 2 "Share-based Payment". The arithmetical value per share option for the fourth tranche of options issued during the 2002/2003 financial year amounts to € 3.89 per share option. This calculation is based on computing models for determining option prices for freely tradable European options (OTC options). The option price calculation includes an appropriate discount for the exercise hurdle and the exercise window. The exercise price of the share options amounts to € 22.25. Expenses of € 154k were accounted for in connection with the measurement of the share option plan in the 2008/2009 financial year (2007/2008: € 295k) and correspondingly recognized in equity. The volumes within this tranche developed as follows in the 2008/2009 financial year:

| 2008/2009 (number) | 2.29.2008 | Exercised | Lapsed | 2.28.2009 |
|---|---|---|---|---|
| To members of Group 1: | 11,700 | 900 | 900 | 9,900 |
| To members of Group 2: | 134,905 | 20,910 | 1,520 | 112,475 |
| To members of Group 3: | 5,200 | 1,200 | 0 | 4,000 |
| | **151,805** | **23,010** | **2,420** | **126,375** |

| 2007/2008 (number) | 2.28.2007 | Exercised | Lapsed | 2.29.2008 |
|---|---|---|---|---|
| To members of Group 1: | 16,200 | 4,500 | 0 | 11,700 |
| To members of Group 2: | 177,115 | 36,770 | 5,440 | 134,905 |
| To members of Group 3: | 6,800 | 1,600 | 0 | 5,200 |
| | **200,115** | **42,870** | **5,440** | **151,805** |

**2003 phantom stock plan**

On the basis of a resolution dated July 7, 2003, the Board of Management of HORNBACH-Baumarkt-AG adopted a phantom stock plan to avoid any disadvantaging of members of management tiers below the managing directors at domestic and foreign subsidiaries (Group 4 of the 1999 share option plan). The introduction of the 2003 phantom stock plan is intended to provide such employees with the opportunity of also participating in the final tranche of the 1999 share option plan in a comparable manner in terms of the economic outcome.

The value of the option rights is directly dependent on the performance of the share of HORNBACH-Baumarkt-AG, but is exclusively based on payment of a cash amount. The direct acquisition of shares, as provided for in the 1999 share option plan, is not possible (cash-settled share-based payment).

**Subscription beneficiaries and issue date**

A total of 108,400 option rights were issued in a single tranche on July 7, 2003 for members of management tiers below the managing directors at domestic and foreign subsidiaries.

**Qualifying period and exercise period**

The option rights may be exercised for the first time following the conclusion of a qualifying period beginning on the issue date and expiring on February 3, 2005. Following the conclusion of the qualifying period, a maximum of 20% and an additional maximum of 20% each year thereafter up to the end of the sixth year may be exercised. The exercise period ends on February 3, 2010.

**Subscription price**

The subscription price is based on the average closing price of the share in floor trading on the Frankfurt Stock Exchange during the ten trading days prior to the issue date of the subscription right and amounts to € 22.25.

**Exercise hurdle and exercise window**

For the subscription rights to be exercised, the exercise hurdle has to be achieved within a period of six weeks prior to the exercise date. The exercise hurdle is achieved when the share price of HORNBACH-Baumarkt-AG exceeds the subscription price by at least 30% in floor trading.

Furthermore, subscription rights may only be exercised within one month following publication of the quarterly results or the preliminary sales and earnings figures for the previous financial year ("Exercise Window"), whereby restrictions based on legal regulations have to be observed, particularly those set out in the German Securities Trading Act (WpHG).

**Non-transferability and employment relationship**

The subscription rights are not transferable and may not be exercised by third parties, but may be inherited by the wife, husband or children of the subscription beneficiary. A non-terminated contract of employment is basically required in the exercise period in order to be able to exercise subscription rights. Permission may be granted to exercise subscription rights in the year after the termination or rescission of the employment relationship.

As in the previous year, no more subscription rights were issued during the 2008/2009 financial year on account of the acquisition period having expired.

The options showed the following developments.

| | 2008/2009 Number | 2007/2008 Number |
|---|---|---|
| Total at beginning of financial year | 48,535 | 63,576 |
| Options lapsed | 3,360 | 1,680 |
| Options exercised | 8,120 | 13,361 |
| **Total at reporting date** | **37,055** | **48,535** |

At the reporting date on February 28, 2009, the option was valued at an amount of € 1.30 (2007/2008: € 18.55). This calculation is based on computing models for determining option prices for freely tradable European options (OTC options). The option price calculation includes an appropriate discount for the exercise hurdle and the exercise window. Income of € 689k was recognized in connection with the measurement of the share option plan in the 2008/2009 financial year (2007/2008: expenses of € 157k).

The average share price of HORNBACH-Baumarkt-AG amounted to € 32.95 in the 2008/2009 financial year (2007/2008: € 49.78).

## (35) Sundry disclosures

### Employees

The average number of employees was as follows:

| | 2008/2009 | 2007/2008 |
|---|---|---|
| Salaried employees | 11,891 | 11,478 |
| Wage earners | 171 | 182 |
| Trainees | 735 | 732 |
| | **12,797** | **12,392** |
| of which: part-time employees | 2,537 | 2,775 |

In terms of geographical regions, 8,091 of the average workforce were employed in Germany during the 2008/2009 financial year (2007/2008: 8,171) and 4,706 in other European countries (2007/2008: 4,221).

### Auditor's fee

Following the merger of KPMG Europe LLP, since October 1, 2007 KPMG LLP (UK) and KPMG Schweiz have been associate companies of KPMG AG Wirtschaftsprüfungsgesellschaft pursuant to Section 271 (2) of the German Commercial Code, as have KPMG Spain and KPMG Belgium since October 1, 2008. The fees recognized as expenses in the 2008/2009 financial year for the auditor of the annual and consolidated financial statements of HORNBACH-Baumarkt-AG, KPMG AG Wirtschaftsprüfungsgesellschaft, were structured as follows:

| | 2008/2009<br>€ 000s | 2007/2008<br>€ 000s |
|---|---|---|
| Auditing of financial statements | 426 | 371 |
| Other certification and valuation services | 146 | 138 |
| Tax advisory services | 115 | 68 |
| Other services | 19 | 16 |
| | **706** | **593** |

### Information on the German Corporate Governance Code

The annual Declaration of Conformity with the German Corporate Governance Code required by Section 161 of the German Stock Corporation Act (AktG) was submitted by HORNBACH-Baumarkt-AG on December 16, 2008 and made available to shareholders on the company's homepage.

## (36) Related party disclosures

In addition to the subsidiaries included in the consolidated financial statements, HORNBACH-Baumarkt-AG has direct or indirect relationships with associated companies in the course of its customary business activities. These include the parent company HORNBACH HOLDING AG and its direct and indirect subsidiaries.

**The associated companies are:**
HORNBACH-Familien-Treuhandgesellschaft mbH

**Parent**
HORNBACH HOLDING AG

**Associates**
HORNBACH Immobilien AG
Hornbach Baustoff Union GmbH

**Subsidiaries and second-tier subsidiaries of associates**
Union Bauzentrum Hornbach GmbH
Ruhland-Kallenborn & Co. GmbH
Ruhland-Kallenborn Grundstücksverwaltungsgesellschaft mbH
Robert Röhlinger GmbH
Etablissements Camille Holtz et Cie S.a., Phalsbourg
Saar-Lor Immobilière S.C.I., Phalsbourg
HIAG Immobilien Beta GmbH
HIAG Immobilien Gamma GmbH
HIAG Immobilien Delta GmbH
HIAG Immobilien Jota GmbH
HIAG Fastigheter i Göteborg AB
HIAG Fastigheter i Helsingborg AB
HIAG Fastigheter i Stockholm AB
HIAG Fastigheter i Göteborg Syd AB
HIAG Fastigheter i Botkyrka AB
HO Immobilien Omega GmbH
HR Immobilien Rho GmbH
HC Immobilien Chi GmbH
HM Immobilien My GmbH
Hornbach Real Estate Nederland B.V.
HORNBACH Immobilien HK s.r.o.
Hornbach Immobilien SK-BW s.r.o.
Hornbach Imobiliare SRL
HMC Development SRL
HB Immobilien Bad Fischau GmbH
SULFAT GmbH & Co. Objekt Bamberg KG
SULFAT GmbH & Co. Objekt Düren KG
SULFAT GmbH & Co. Objekt Saarbrücken KG

The following principal transactions were executed with the associated companies:

| | 2008/2009 € 000s | 2007/2008 € 000s |
|---|---|---|
| Rent and ancillary costs for rented DIY stores with garden centers and other real estate | 55,500 | 49,143 |
| Interest charge for group financing | 204 | 207 |
| Allocations paid for administration expenses | 3,032 | 2,573 |
| Allocations received for administration expenses | 1,858 | 2,022 |
| Purchase of non-current assets | 817 | 81 |
| Deliveries and services to HORNBACH HOLDING AG and its subsidiaries | 120 | 147 |

At February 28, 2009 there were receivables amounting to € 734k (2007/2008: € 589k) and payables amounting to € 2,775k (2007/2008: € 1,082k) due to HORNBACH HOLDING AG and its subsidiaries. All transactions are undertaken at normal market prices and with customary delivery conditions.

HORNBACH HOLDING AG has provided guarantee declarations for liabilities of HORNBACH-Baumarkt-AG amounting to € 59 million (2007/2008: € 51 million). Guarantee fees of € 204k (2007/2008: € 207k) were recognized as expenses in this respect during the year under report.

Otmar Hornbach, a former longstanding member of the Supervisory Board and Board of Management, is continuing to put his extensive experience at the disposal of the company within the framework of a consulting agreement. These advisory services are remunerated by means of symbolic amount of one euro each month.

The consulting agreement in place since March 1, 2006 with Albrecht Hornbach, a member of the Supervisory Board, in the field of information technology and technical procurement was terminated as of February 28, 2009. The services performed in connection with this advisory agreement were remunerated with an amount of one euro per month.

**(37) Events after the balance sheet date**

The Supervisory Board will pass resolution on the approval of the consolidated financial statements on May 19, 2009.

## (38) Supervisory Board and Board of Management

The following persons were **members of the Board of Management** in the 2008/2009 financial year:

| | |
|---|---|
| **Steffen Hornbach**, Graduate in Engineering | Chairman |
| **Roland Pelka**, Graduate in Business Administration | Deputy Chairman since December 16, 2008 |
| **Susanne Jäger**, Businesswoman | |
| **Jürgen Schröcker**, Graduate in Business Administration | |
| **Manfred Valder**, Businessman | |

The total compensation paid to the Board of Management of HORNBACH-Baumarkt-AG for performing their duties for the Group in the 2008/2009 financial year amounted to € 4,399k (2007/2008: € 2,798k). Of this sum, € 1,099k (2007/2008: € 1,048k) related to fixed compensation and € 3,300k (2007/2008: € 1,750k) to performance-related components. The members of the Board of Management owned a total of 21,755 shares (2007/2008: 21,875) in HORNBACH-Baumarkt-AG at the reporting date on February 28, 2009.

The following persons were **members of the Supervisory Board** in the 2008/2009 financial year:

As representatives of the shareholders:

| | |
|---|---|
| **Gerhard Wolf**<br>Graduate in Business Administration | until July 10, 2008<br>Chairman until July 10, 2008 |
| **Dr. Wolfgang Rupf**<br>Managing Director<br>AKV Altkönig Verwaltungs GmbH | Further Deputy Chairman until July 10, 2008<br>Chairman from July 10, 2008 until February 28, 2009<br>Further Deputy Chairman since March 1, 2009 |
| **Wolfger Ketzler**<br>Attorney and Tax Advisor<br>Beiten Burkhardt Rechtsanwaltsgesellschaft mbH | since July 10, 2008<br>Further Deputy Chairman since July 10, 2008 |
| **Albrecht Hornbach**<br>Chairman of the Board of Management<br>HORNBACH HOLDING AG | Chairman since March 1, 2009 |
| **Martin Hornbach**<br>Managing Director<br>mhb Beteiligungsgesellschaft mbH | |
| **Paul Mir**<br>Group Commercial Director<br>Kingfisher plc | until April 22, 2009 |
| **Prof. Dr.-Ing. Jens P. Wulfsberg**<br>Professor of Production Technology<br>Universität der Bundeswehr Hamburg | |

As representatives of the employees

| | |
|---|---|
| **Rudolf Helfer**<br>Senior Occupational Safety Specialist | Deputy Chairman until July 10, 2008<br>ordinary member since July 10, 2008<br>for salaried employees |
| **Kay Strelow**<br>Section Manager | Deputy Chairman since July 10, 2008<br>for the trade unions |
| **Kerstin Heidtke**<br>Sales Assistant | until July 10, 2008<br>for salaried employees |
| **Jörg Heine**<br>Incoming Merchandise Manager | since July 10, 2008<br>for salaried employees |
| **Sabine Hoffmann**<br>Sales Assistant | since July 10, 2008<br>for salaried employees |
| **Christian Lilie**<br>District Manager | for managerial employees |
| **Johannes Otto**<br>Assistant Store Manager | for the trade unions |
| **Ralf Puley**<br>Assistant Store Manager | until July 10, 2008<br>for salaried employees |
| **Dirk Reimers**<br>Trade Union Secretary at ver.di | until July 10, 2008<br>for the trade unions |

The total compensation of the Supervisory Board amounted to € 205k during the 2008/2009 financial year (2007/2008: € 188k). Of this sum, € 92k (2007/2008: € 84k) related to basic compensation, € 75k (2007/2008: € 69k) to performance-related compensation and € 38k (2007/2008: € 35k) to committee activities. The members of the Supervisory Board owned a total of 19,330 shares in HORNBACH-Baumarkt-AG at the reporting date (2007/2008: 19,390).

As the term in office of the Supervisory Board expired upon the conclusion of the Annual General Meeting for 2007/2008, the members of the Supervisory Board had to be newly elected. The current term in office of all Supervisory Board members will expire upon the conclusion of the Annual General Meeting releasing them from responsibility for the 2012/2013 financial year.

**Mandates in supervisory boards and other control bodies**
**(Disclosures pursuant to § 285 Sentence 1 No. 10 HGB)**

**Members of the Supervisory Board**
a) Membership of statutory supervisory boards
b) Membership of comparable control bodies

**Gerhard Wolf**
a) HORNBACH HOLDING AG (Chairman) until July 11, 2008
Kali und Salz GmbH (Chairman) until May 14, 2008
K+S Aktiengesellschaft (Chairman) until May 14, 2008

**Dr. Wolfgang Rupf**
a) HORNBACH HOLDING AG (Deputy Chairman until July 11, 2008, Chairman since July 11, 2008)
GC Corporate Finance AG (Deputy Chairman)
b) Transmeridian Exploration Inc. until May 2008
Redcliffe Exploration Inc.

**Albrecht Hornbach**
a) Hornbach Immobilien AG (Chairman) since December 1, 2008
WASGAU Produktions & Handels AG

**Martin Hornbach**
b) Corivus Swiss AG

**Dirk Reimers**
b) Metro C+C GmbH

**Members of the Board of Management**
a) Membership in statutory supervisory boards
b) Membership in comparable control bodies

**Steffen Hornbach**
a) Hornbach Immobilien AG since December 1, 2008

**Roland Pelka**
a) Hornbach Immobilien AG (Deputy Chairman) since December 1, 2008
WASGAU Produktions & Handels AG

**Jürgen Schröcker**
a) Hornbach Immobilien AG (Deputy Chairman) until November 30, 2008

**Manfred Valder**
a) Hornbach Immobilien AG until November 30, 2008

Bornheim bei Landau, April 22, 2009

HORNBACH-Baumarkt-Aktiengesellschaft
The Board of Management

Steffen Hornbach | Roland Pelka

Susanne Jäger | Jürgen Schröcker

Manfred Valder

# RESPONSIBILITY STATEMENT (BALANCE SHEET OATH)

We hereby affirm that, to the best of our knowledge, the consolidated financial statements give a true and fair picture of the assets, liabilities, financial position and results of operations of the Group in accordance with the applicable reporting principles, and the group management report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group.

Bornheim bei Landau, April 22, 2009

HORNBACH-Baumarkt-Aktiengesellschaft
The Board of Management

Steffen Hornbach

Roland Pelka

Susanne Jäger

Jürgen Schröcker

Manfred Valder

# AUDITOR'S REPORT

We have audited the consolidated financial statements prepared by HORNBACH-Baumarkt-AG, Bornheim bei Landau/Pfalz, comprising the balance sheet, the income statement, statement of recognized income and expense, cash flow statement and the notes to the consolidated financial statements, together with the group management report for the financial year from March 1, 2008 to February 28, 2009. The preparation of the consolidated financial statements and the group management report in accordance with IFRS as adopted by the EU and the additional requirements of German commercial law pursuant to § 315a (1) HGB are the responsibility of the company's management. Our responsibility is to express an opinion on the consolidated financial statements and on the group management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined, primarily on a test basis, within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by the management, as well as evaluating the overall presentation of the consolidated financial statements and group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRS as adopted by the EU and the additional requirements of German commercial law pursuant to § 315a (1) HGB, and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Frankfurt am Main, April 22, 2009
KPMG AG Wirtschaftsprüfungsgesellschaft
(previously: KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft)

Bertram
German Public Auditor

Kunisch
German Public Auditor


HORNBACH
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**Published by**
HORNBACH-Baumarkt-Aktiengesellschaft
Hornbachstrasse
76878 Bornheim bei Landau / Pfalz
Germany
Telephone (+49) 63 48 / 60 - 00
Fax (+49) 63 48 / 60 - 40 00
info@hornbach.com
www.hornbach.com

**Investor Relations**
Telephone (+49) 63 48 / 60 - 23 20
invest@hornbach.com
www.hornbach-group.com

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HORNBACH HOLDING AG

HORNBACH
Es gibt immer was zu tun.

PRESSEMITTEILUNG – PRESS RELEASE – PRESSEMITTEILUNG



**Pleasing start to 2009/2010 financial year**

# Hornbach Group shows consistent growth

- **Consolidated sales growth of 5.4 percent in 1st quarter**
- **German stores post like-for-like growth of 3.1 percent and contribute substantially to pleasing business performance – Like-for-like growth of 1.5 percent at Group**
- **No real estate transactions – unlike in 1st quarter of previous year**
- **Pleasing operating earnings performance – adjusted EBIT rises by 5.8 percent**
- **Forecast confirmed**

**Bornheim bei Landau, July 2, 2009. The Hornbach Group, one of Europe's largest operators of DIY stores and garden centers, can report a successful start to the 2009/2010 financial year. Despite the ongoing unfavorable macroeconomic framework, the Group increased both its sales and its operating earnings adjusted for one-off items in the previous year. In the first quarter (March 1 to May 31, 2009), the net sales of Hornbach Holding AG thus rose by 5.4 percent to € 819.8 million (previous year: € 777.7m). Sales at Hornbach-Baumarkt-AG, the largest operating subgroup, rose by 4.8 percent to € 774.8 million (previous year: € 739.2m). Like-for-like sales (excluding newly opened stores) improved by 1.5 percent across the Group. This development was chiefly due to the pleasing growth momentum seen in Germany, where the DIY stores with garden centers reported growth of 3.1 percent. Hornbach's stores in other European countries virtually maintained their level of like-for-like sales.**

"In view of the ongoing difficult economic climate, we are very satisfied with the results for the first quarter", commented Albrecht Hornbach, Chairman of the Board of Management of Hornbach Holding AG. "We attribute this positive performance not least to our clear profile as the DIY store for projects in Europe and as an innovation leader in the sector." The first-class quality of the company's product ranges, its professional advice and consistent permanent low price policy with no discount campaigns were appreciated by DIY enthusiasts and professional tradesmen alike. In most regions where Hornbach operates, demand for building, home improvement and garden products and services had so far not been impeded by macroeconomic uncertainties, or only to a marginal extent.

**Adjusted operating earnings boosted by 5.8 percent**

In line with expectations, due to a base effect involving non-operating real estate gains in the previous year the earnings of the Hornbach Group fell short of the figures for the equivalent quarter in the previous year. Operating earnings (EBIT) reduced by 11.3 percent to € 59.6 million (€ 67.2m). Consolidated earnings before taxes dropped by 13.9 percent to € 50.4 million.

Basic earnings per preference share were reported at € 3.72 (previous year: € 4.87). Following adjustment for net non-operating earnings items of € 10.8 million, however, the Group's earnings performance in the first three months of the current financial year was nevertheless pleasing. Adjusted operating earnings thus improved by 5.8 percent.

The company's consistent sales and earnings growth is particularly apparent in the quarterly figures of Hornbach-Baumarkt-AG, the most important operating subsidiary, as no non-operating real estate gains were generated here in the previous year either. Net sales at the Hornbach-Baumarkt-AG subgroup rose by 4.8 percent to € 774.8 million (previous year: € 739.2m), while operating earnings (EBIT) grew by 2.0 percent to € 49.6 million (previous year: € 48.6m). Net income for the period increased by 4.0 percent to € 33.1 million (previous year: € 31.8m). Basic earnings per Baumarkt share amounted to € 2.10 (previous year: € 2.03).

Hornbach continues to act as a guarantor of safe jobs, even in difficult times. In contrast to the overall trend, the number of employees across the Group rose by 0.7 percent to 13,262.

The Hornbach Group invested a total of € 38.8 million in the first three months of the current financial year (previous year: € 35.2m). Of these funds, around 72 percent were invested in land and buildings, while the remainder was mainly channeled into plant and office equipment. Investments were financed in full from the operating cash flow of € 105.1 million (previous year: € 116.7m). Shareholders' equity at the Hornbach Holding AG Group improved by 5.1 percent to € 820.5 million (February 28, 2009: € 780.5m), while the equity ratio continued to amount to a pleasing 39 percent.

Hornbach currently operates 130 DIY megastores with garden centers across nine European countries. The average store size is in excess of 11,000 m². There are 92 stores in Germany, while the international stores are located in Austria (11), the Netherlands (8), the Czech Republic (6), Switzerland (4), Sweden (3), Slovakia (2), Romania (3), and Luxembourg (1).

**Cautious optimism for the 2009/2010 financial year as a whole**

Hornbach will maintain its course of expansion even in the current crisis. Two new store openings are planned for the current financial year. The third Hornbach store in Romania was already opened in Brasov in March. The fifth store in Switzerland is expected to be opened in Galgenen in the Zurich area in the fourth quarter (December 1, 2009 to February 28, 2010). All in all, Hornbach expects to generate sales growth in a low to medium single-digit percentage range both on the level of the overall Group and of the Hornbach-Baumarkt-AG subgroup in the current financial year.

"We expect our DIY stores with garden centers in Germany to continue to outperform the sector average in terms of like-for-like sales," added Albrecht Hornbach. Sales at the Hornbach Baustoff Union GmbH subgroup should also outperform the builders' merchant segment in Germany. In other European countries, Hornbach expects the widespread distribution of risks across its European DIY store network to enable reductions in sales in specific regions to be compensated for at least in part by sales growth in other regions.

Due mainly to significantly lower earnings in the real estate segment, operating earnings (EBIT) at the overall Hornbach Holding AG Group for the 2009/2010 financial year as a whole will fall significantly short of the previous year's figure, but are nevertheless expected to exceed the EBIT posted for the 2007/2008 financial year (€ 105.5m).

**Hornbach campaign wins award at Cannes as well**

Hornbach consistently focuses on its "project customer" target group. This is also true of the company's advertising, which presents key themes succinctly and unmistakably. The campaign "If you can imagine it, you can also build it" was awarded a Silver Lion at the advertising festival held in Cannes at the end of June. This is the first time that a German company has won one of the coveted awards in the supreme discipline in the competition, the Integrated Lions. The campaign had already received numerous awards previously, including one from the Art Directors Club. "That this motto should be singled out is at the same time also a great compliment to our project customers, who form the focal point of our concept," commented Jürgen Schröcker, Chief Marketing Officer.

**The most important key figures can be found on the following page. The extensive interim reports of Hornbach Holding AG and Hornbach-Baumarkt-AG have been published in the investor relations section of the internet site of the Hornbach Group at www.hornbach-group.de.**

***About HORNBACH***

*The Hornbach Group is one of Europe's largest operators of DIY megastores with garden centers. In addition to the largest operating subgroup, Hornbach-Baumarkt-AG (DIY megastores with garden centers), the overall Hornbach Holding AG Group also comprises the subgroups Hornbach Baustoff Union GmbH (regional builders' merchant and construction materials business) and Hornbach Immobilien AG (real estate and location development). The Hornbach DIY megastores with garden centers have an average size of more than 11,000 square meters, a figure unmatched by any other competitor in Europe.*

*The Hornbach Group generated sales of € 2.75 billion in the past 2008/2009 financial year (March 1, 2008 to February 28, 2009). This is equivalent to growth of 5.1 percent on the previous year. The company's market share in Germany rose during the financial year from 8.3 percent to 8.5 percent. The 38 international stores contributed 41 percent of total DIY store sales.*

*Founded in 1877, the family-run company, which has its roots in the Palatinate region, was first publicly listed in 1987. Hornbach currently operates 130 DIY megastores with garden centers in nine countries, of which 92 stores are in Germany. The other countries are Austria, the Netherlands, the Czech Republic, Switzerland, Sweden, Slovakia, Luxembourg, and Romania.*

*Hornbach's sales concept and product range are entirely tailored to the needs of project and professional customers. Hornbach guarantees its customers permanently low prices and is thus the price leader in the sector. The high quality of advice and excellent service provided by the company have been attested in numerous independent tests and studies. Hornbach was awarded the German Retail Prize in 2006 for the management achievement of the year. A year later, Otmar Hornbach, pioneer and founder of the DIY company, received the top prize awarded by the Federal Association of German DIY, Home Improvement and Specialist Garden Stores (BHB) – the "Life Time Award" – for his life's achievement.*

*Pioneering achievements, such as the first combined DIY store with a garden center (1968), the first megastore (1980) and the first DIY store with a drive-in facility (2003), provide proof of Hornbach's ongoing innovative power. Since 2001, a strategic partnership has been in place with the British retail group Kingfisher. HORNBACH has acted as a "job machine" for decades, with more than 13,000 individuals now employed at the Group.*

## Overview of Key Figures for the 1st Quarter (March 1 to May 31)

| Key Figures at the HORNBACH HOLDING AG Group (in € million unless otherwise stated) | 1st Quarter 2009/2010 | 1st Quarter 2008/2009 | Change in % |
|---|---|---|---|
| **Net sales** | **819.8** | 777.7 | 5.4 |
| of which in other European countries | **312.6** | 294.6 | 6.1 |
| Like-for-like sales growth (DIY) | **1.5%** | 1.5% | |
| Gross margin (as % of net sales) | **36.2%** | 36.1% | |
| EBITDA | **77.1** | 84.4 | -8.6 |
| **EBIT*** | **59.6** | 67.2 | -11.3 |
| Consolidated earnings before taxes | **50.4** | 58.5 | -13.9 |
| Net income for the period** | **37.1** | 45.9 | -19.3 |
| Earnings per preference share (in €) | **3.72** | 4.87 | -23.6 |
| Investments | **38.8** | 35.2 | 10.2 |

| Misc. Key Figures at the HORNBACH HOLDING AG Group (in € million unless otherwise stated) | May 31, 2009 | Feb. 28, 2009 | Change in % |
|---|---|---|---|
| Total assets | **2,103.2** | 1,995.8 | 5.4 |
| Shareholders' equity | **820.5** | 780.5 | 5.1 |
| Shareholders' equity as % of total assets | **39.0%** | 39.1% | |
| Number of employees | **13,262** | 13,169 | 0.7 |

* includes non-operating earnings components from the real estate segment. Net non-operating accounting gains of € 10.7 million were reported in the first quarter of the previous year, while in line with the budget no disposal gains were generated on real estate transactions in the first quarter of 2009/2010. Following adjustment for non-operating earnings items, operating EBIT improved by 5.8 percent.

** including minority interests pursuant to IFRS.

| Key Figures at the HORNBACH-Baumarkt-AG Subgroup (in € million unless otherwise stated) | 1st Quarter of 2009/2010 | 1st Quarter of 2008/2009 | Change in % |
|---|---|---|---|
| **Net sales** | **774.8** | 739.2 | 4.8 |
| of which in other European countries | **312.6** | 294.5 | 6.1 |
| Like-for-like sales growth | **1.5%** | 1.5% | |
| Gross margin (as % of net sales) | **36.8%** | 36.7% | |
| EBITDA | **63.2** | 62.4 | 1.3 |
| **EBIT** | **49.6** | 48.6 | 2.0 |
| Consolidated earnings before taxes | **44.4** | 43.6 | 1.8 |
| Net income for the period | **33.1** | 31.8 | 4.0 |
| Basic earnings per share (in €) | **2.10** | 2.03 | 3.4 |
| Investments | **27.4** | 12.8 | 113.6 |

| Misc. Key Figures at the HORNBACH-Baumarkt-AG Subgroup (in € million unless otherwise stated) | May 31, 2009 | Feb. 28, 2009 | Change in % |
|---|---|---|---|
| Total assets | **1,518.7** | 1,425.2 | 6.6 |
| Shareholders' equity | **625.8** | 591.3 | 5.8 |
| Shareholders' equity as % of total assets | **41.2%** | 41.5% | |
| Number of stores | **130** | 129 | 0.8 |
| Sales area in 000 m² (based on BHB) | **1,464** | 1,447 | 1.2 |
| Number of employees | **12,679** | 12,576 | 0.8 |

**Rounding up or down may lead to discrepancies between percentages and totals. Calculation of percentage figures based on € 000s.**